5/17

05008920

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: OJSC North-West Telecom

*CURRENT ADDRESS: 14/26, ul. Gorokhovaya
(26, ul. Bolshaya Morskaya)
St. Petersburg, 191186 Russia

**FORMER NAME: Open Joint Stock Co. Petersburg Telephone Network

**NEW ADDRESS:

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FILE NO. 82- 5197 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: ERS

DAT: 6/14/05

82-5197

ARLS
12-31-02

PRELIMINARILY APPROVED
by the Board of Directors
OJSC North-West Telecom
Minutes of _____ 2003 No. ____

Chairperson
of the Board of Directors

B.N.Yashin

APPROVED
by the annual general meeting of the shareholders
OJSC North-West Telecom
Minutes of _____ 2003 No. ____

Chairperson
of the general meeting of the shareholders

A.A.Sysoyev



# ANNUAL REPORT
# OF OJSC NORTH-WEST TELECOM

## FOR THE YEAR 2002

A.A.Sysoyev,
General Manager

M.M. Semchenko,
Chief Accountant

# *I. DATA ON THE COMPANY*

## *1.1. Full Official Name of the Company.*

Full name: Open Joint-Stock Company North-West Telecom
**OJSC North-West Telecom**
Abbreviated name: OJSC NWT
OJSC N. W. Telecom

## *1.2. Location Address.*

14/26, ul. Gorokhovaya (26, Bolshaya Morskaya), St. Petersburg, 191186

## *1.3. Date of State Registration, and Registration No. of the Company.*

Registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6th, 1993, Resolution No. 3381.
Certificate of state registration No.2717

## *1.4. Authorized Capital and Securities of the Company*

The authorized capital of the company is ***937 940 010*** roubles.

FLOATED AND STATED SHARES OF THE COMPANY
(as of 31.12.2002)

| Categories (types) of shares | Number (pcs) | Face value (roubles) |
|---|---|---|
| I. Floated shares: | | |
| • common shares – total | **735 917 222** | |
| • type A preferred shares | **202 022 788** | **1 rouble** |
| II. Stated shares: | | |
| • common shares | **36 517** | |
| • type A preferred shares | **64 605** | **1 rouble** |

AUTHORIZED CAPITAL STRUCTURE

Distribution of Preferred Stock among Shareholders of OJSC North-West Telecom (as of 31.12.02.)


94 515 744
53,2%
46,7%
107 507 044
individuals
legal entities

Distribution of Common Stock among Shareholders of OJSC North-West Telecom (as of 31.12.02.)


43 026 058
374 172 243
318 718 921
50,8%
43,3%
individuals
legal entities
OJSC Svyazinvest

Distribution of Stock among Shareholders of OJSC North-West Telecom (% of the Authorized Capital)
(as of 31.12.02.)


374 172 243
39,89
45,44
426 225 965
15,0
137 541 802
individuals
legal entities
OJSC Svyazinvest+A28

INFORMATION ON OWNERS OF THE BIGGEST BLOCKS OF SHARES
(over 1% of the authorized capital)

| Registered party | Status | Common shares | Preferred shares | Total shares | Share in the authorized capital, % |
|---|---|---|---|---|---|
| **Legal entities** | | | | | |
| OJSC INVESTITSIONNAYA KOMPANIYA SVYAZI | C | 374 172 243 | 0 | 374 172 243 | 39,893 |
| BRUNSWICK UBS WARBURG NOMINEES | H | 105 941 775 | 20 534 167 | 126 475 942 | 13,484 |
| DEPOSITORY CLEARING COMPANY | H | 51 398 792 | 22 832 625 | 74 231 417 | 7,914 |
| ING BANK EURASIA | H | 42 233 939 | 22 538 544 | 64 772 483 | 6,906 |
| LINDSELL ENTERPRISES LIMITED | C | 46 344 777 | 15 870 542 | 62 215 319 | 6,633 |
| FRACTOR INVESTMENTS LIMITED | C | 26 648 680 | 0 | 26 648 680 | 2,841 |
| J.P.MORGAN BANK INTERNATIONAL | H | 14 059 123 | 1 073 034 | 15 132 157 | 1,613 |
| ABN AMRO BANK A.O. | H | 4 113 380 | 5 479 422 | 9 592 802 | 1,023 |
| **Individuals** | | - | - | - | - |

### 1.5. *Information on the ADR Issue / (support of) ADR Programme Development;*

Date of level 1 ADR programme registration: 4th September 2001.
Depository bank: JPMorgan Chase Bank
ADR coefficient: 1 ADR = 50 common shares of OJSC NWT.

### 1.6. *Information on the Credit Rating and Corporate Management Rating of the Company*

The international credit rating, the corporate management rating and the credit rating of OJSC NWT according to the national scale has been established by the international rating agency Standard and Poor's. By the moment, the following ratings have been established:

- international credit rating: B- / stable
- credit rating according to the national scale: ruBBB
- corporate management rating: 5,6

***1.7. Information on the Company's Auditors:***

**Ernst & Young Vneshaudit Closed Joint-Stock Company**
Place of business: *23, ul. Malaya Morskaya, St. Petersburg, 190000*
Tax-payer's individual No.: *7717025097*
Mailing address: *23, ul. Malaya Morskaya, St. Petersburg, 190000*
Tel: (812) 103-7800 Fax: *(812) 103-7810*
Data on Auditor's license:
No. of license: *004768*
Date of issue: *8.02.2000*
Period: to 8.02.2003
Authority issuing the license: ***Ministry of Finance***

***1.8. Information on the Company's Register Holder:***

**Registrator-Svyaz Closed Joint-Stock Company**
Mailing address: ***Moscow, 107078 15A, a/ya 45, ul. Kalanchevskaya***
Tel: ***(095) 975-3605*** Fax: ***(095) 975-3605***
e-mail: ***regsw@asvt.ru***
License:
No. of license: ***10-000-1-00258***
Date of issue: ***01.10.2002***
Period: ***without limitation of the period***
Authority issuing the license: ***Federal Commission for the Securities Market of RF***
Date since which the Issuer's registered securities register is kept by the said registrar: ***18.07.2002***

***1.9. Information on the Organizational Structure of the Company.***

*1.9.1. General*

The Company started the year 2002 after being renamed OJSC North-West Telecom from OJCS Petersburg Telephone Network. First, the renamed company had one branch which provided services to the telephone network of St. Petersburg, the Petersburg Telephone Network branch.

The management structure of the company was established on the first of April and initially was called the Central Board.

Late in April, the Board of Directors took a decision (Minutes No. 25-02 of 26.04.02) on establishing regional branches of the company, and respective amendments in the Company's Articles of Association were prepared.

As the management functions were handed over to the Central Board, the organizational structure was improved.

Late in August Alexandr Abramovich Sysoyev was appointed the Company's General Manager.

In December, the Management Board approved a new organization chart for the management structure of the Company (Minutes No. 259 – 02 of 6.12.02). Besides, that decision renamed the management structure into General Directorate. The new organization chart of management has provided the possibility of overall management of the Company.

The Company's management bodies comply with the Law of RF "On Joint-Stock Companies". The Board of Directors, Management Board and Auditing Committee have been established and are fully functional. To implement the provisions of the Corporate Behaviour Code, the following committees have been established at the Board of Directors to enhance its efficiency:

- Corporate Management Committee;

- Corporate Financing and Investment Committee;
- Reporting and Remuneration Committee;
- Budget Committee.

Taking into account the fact that the unified company has included enterprises providing various types of communication to nine entities of the Federation, each of which has its own geographical, political, territorial and other distinctions, a Coordination Council has been formed in the Company. It includes all Regional Directors (by position), as well as representatives of the General Directorate.

To maintain the collective leadership in the management of a branch, Branch Directorates were formed for Regional Directors. Their key goal was to ensure efficient operation of a branch.

*1.9.2. Branches of the Company*

ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom
45, Troitsky prospekt, Arkhangelsk, 163061, Russia
Tel: (8182) 20-50-20 Fax: (8182) 65-40-96, e-mail: info@artelecom.ru

MURMANELECTROSVYAZ, a branch of the open joint-stock company North-West Telecom
82-a3, Lenina, Murmansk, Russia, 183038
Tel: (8152) 45-45-45 Fax: (8152) 45-00-45, e-mail: mels@mels.ru

NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom
2, Lyudogoshcha, Veliky Novgorod, Russia, 173001
Tel: (8162) 18-25-10 Fax: (8162) 13-19-15, e-mail: general@ao.telecom.nov.ru

PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom
24, Bolshaya Morskaya, St. Petersburg, Russia, 191186
Tel: (812) 314-15-50, 315-41-50, fax:: (812) 110-68-34, e-mail: office@ptn.ru

CHEREPOVETSELECTROSVYAZ, a branch of the open joint-stock company North-West Telecom
29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia
Tel: (8202) 51-90-94 Fax: (8202) 51-91-27, e-mail: chief@ex.tchercom.ru

ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom
4, Sovetsky prospekt, Vologda, 160035, Russia
Tel: (8172) 72-00-14 Fax:: (8172) 72-61-23, e-mail: 32eu@vologda.ru

ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom
24, ul. Bolnichnaya, Kaliningrad, Russia, 236040
Tel: (0112) 21-42-14 Fax: (0112) 45-15-52, e-mail: secretar@b24.baltnet.ru

ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom
5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000
Tel: (8142) 76-51-11 Fax: (8142) 76-61-44, e-mail: ao@com.onego.ru

ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom
5, Oktyabrsky pr., Pskov, 180000, Russia
Tel: (8112) 16-54-81 Fax: (8112) 16-97-35, e-mail: duep@ellink.ru

Open joint-stock company North-West Telecom
Organizational chart


General Meeting of the Shareholders
Board of Directors
Corporate Management Committee
Corporate Financing and Investment Committee
Reporting and Remuneration Committee
Budget Committee
General Manager
Management Board
General Directorate
Coordination Council
ARTELECOM OF ARKHANGELSK OBLAST
ELECTROSVYAZ OF VOLOGDA OBLAST
ELECTROSVYAZ OF KALININGRAD OBLAST
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA
MURMANELECTROSVYAZ
NOVGORODTELECOM
PETERSBURG TELEPHONE NETWORK
ELECTROSVYAZ OF PSKOV OBLAST
CHEREPOVETSELECTROSVYAZ

**Information on contact telephone Nos., fax No., e-mail address and Internet address of the Company.**

*Tel: (812)315-47-06, fax (812)315-47-06*
*e-mail: office@nwtelecom.ru*
*Internet address: www.nwtelecom.ru*

## *II. KEY CORPORATE EVENTS OF THE YEAR 2002*

**27th February 2002**: A display of the Company was shown at the 9th international specialized exhibition of communication and telecommunication systems Norvecom-2002.
**25th March 2002:** The international rating agency Standard & Poor's gave the Company a credit rating according to the national scale at the ruBB/stable level.
**29th March 2002:** A press-conference was held, at which the key operational, financial and economic results of the Company's activities for the year 2001 were presented to journalists.
**5th March 2002:** The Federal Commission for the Securities Market of RF registered the issue of series 01 documentary interest-bearing bonds payable to bearer.
**8th April 2002:** The Ministry of the Russian Federation for Antimonopoly Policy and Business Support (MAP of Russia) took a decision to satisfy the applications for affiliation with OJSC North-West Telecom of eight traditional operators of the North-West: OJSC Artelecom of Arkhangelsk Oblast, OJSC Electrosvyaz of Kaliningrad Oblast, OJSC Murmanelectrosvyaz, OJSC Electrosvyaz of the Republic of Karelia, OJSC Novgorodtelecom, OJSC Electrosvyaz of Pskov Oblast, OJSC Cherepovetselectrosvyaz, Electrosvyaz of Vologda Oblast
**10th April 2002:** The first issue of bonds of OJSC North-West Telecom was floated at the Moscow Interbank Currency Exchange and at the St. Petersburg Currency Exchange.
**13-19th April 2002:** The Company took part in the Road Show in London.
**18th April 2002:** The Board of Directors approved the report on the results of bonds issue.

**25th June 2002:** The annual general meeting of the shareholders was held, that approved the Company's operation results for the year 2001.
**10th July 2002:** Payment under the first coupon of the Company's bonds was effected.
**18th July 2002:** Four committees have been formed at the Board of Directors of the Company: Corporate Management Committee; Corporate Financing and Investment Committee; Budget Committee; Reporting and Remuneration Committee.
**15th August 2002:** Payment of dividend on the basis of the results of 2001 started.
**6th September 2002:** An extraordinary general meeting of the shareholders was held, where A.A.Sysoyev was elected the General Manager of the Company.
**9th October 2002:** Payment under the second coupon of the Company's bonds was effected.
**21- 25th October 2002:** A display of the Company was shown at the international exhibition of communication and telecommunication facilities Infocom-2002.
**11 – 14th November 2002:** The Company took part in the visiting all-Russia national exhibition "300 Years of St. Petersburg: Russia Open to the World". The exhibition was held in London.
**12th November 2002:** The international rating agency Standard & Poor's increased the Company's corporate management rating from 5.0 to 5.6.
**31st October 2002:** Affiliation of telecommunication operators of the North-West took place. Conversion of shares was held.
**3rd December 2002:** The Federal Commission for the Securities Market of RF issued the permission for circulation of issued securities of OJSC North-West Telecom outside Russia in the form of depositary securities (1st level ADR). The permission was obtained for shares issued as a result of conversion of securities of the affiliated telecommunication companies of the North-West.
**27th December 2002:** The report on the results of the issue of shares issued as a result of conversion of securities of the affiliated telecommunication companies of the North-West was registered.

## *III. POSITION OF THE COMPANY IN THE INDUSTRY*

### *3.1 Evolution of the Communication Industry*

The total income of the RF communication industry increases by 20-25% annually. In the forthcoming three years, the volume of the Russian telecommunication market will increase by approximately 15% annually. In 2000 it was about 4.6 billion US dollars (1.8% of the GDP – 250 billion), and in 2001 its share increased to1.9% (5,4 and 290 billion US dollars respectively). Traditional operators gained about 55% of all the income in the industry in 2001.

According to the Ministry of Communications, the total income of the communication industry in the year 2002 in Russia was 270 billion roubles. New and traditional operators provided communication and data transmission services worth of about 270 billion roubles all in all, which is 25% more than in 2001. Telecommunication companies had 47% of the industry's income (about 127.5 billion roubles). The income of the cellular communication sub-branch in 2002 was more than 37% of the total income of the communication industry. In 2002, over 50,000 km of cable and radio relay communication lines, 3 MIO automatic telephone exchange city and rural fixed communication lines, over 12 MIO mobile telephone communication numbers and over 70,000 long-distance and international telephone channels were commissioned. The growth of the number of base telephone sets of the local telephone network was 1.8 MIO units – mainly through sets installed for the population.

On the average, digitalization of local telephone networks increased in Russia from 36.2% in 2001 to 40% in 2002, that of backbone networks from 87.4% to 92%, and the use of fibre-optic transmission systems on backbone networks from 71.5% to 78.0%. Telephone density was 25.6 telephone sets for 100 people against 24.1 in 2001. The number of payphones with the card payment system increased by 13% and amounted to 127,500.

As of the 1st of January 2003, 14602 licenses were operating in the industry, including 11894 for telecommunication services, 2515 for telecasting and broadcasting, 187 for mail service and 6 for international information exchange. 1703 certificates for various types of communication equipment were issued in the year 2002.

According to forecasts, in 2004 the communications market will grow to 8 billion US dollars in this country, which corresponds to 2.05% GDP (390 billion US dollars). General improvement of the economic situation, strengthening of the rouble, penetration of mobile communication to regions and restructuring of

local communication rates are considered as the key growth factors. Thus, the interest of potential investors in this segment of the market is very high.

The North-Western region is a well-developed telecommunications markets. This is proven by the significant share of income from telecommunication services in the North-Western region in the total income of Russia's communication industry, about 16%. The region's market is characterized by high competition; however, as of 2001, the market share controlled by traditional operators was only 30%. It should be also noted that the market share is very differentiated by regions: in St. Petersburg OJSC North-West Telecom controls only 20% of the market, whereas in the regions the traditional operators occupy 52.5% of the telecommunications market.

In 2002 the volume of the telecommunications market of the North-Western region was about 30 billion roubles (which is thrice less than in Moscow). On the whole, the development rates of the communications market in the territory of OJSC North-West Telecom are non-uniform: the development is more active in regions than in St. Petersburg. This can be explained by relative saturation of the St. Petersburg's communication services market and by the increase in expenses for communication in regions. Thus, with the existing market development level, to ensure further development, telecommunication companies must make a more active use of extensive methods of gaining extra income from the permanent subscribers.

BASIC INDICES OF THE COMMUNICATION INDUSTRY DEVELOPMENT FOR THE YEAR 2002
(operational data)

| Indices | meas. unit | 2001 | 2002 | 2002 against 2001 in % |
|---|---|---|---|---|
| **Investment in the communication industry total** | billion roubles | 59,0 | 65,4 | 110,8 |
| including: | | | | |
| domestic investment in fixed capital (in current prices) | billion roubles | 44,2 | 48,9 | 110,6 |
| **Commissioning of fixed assets** | billion roubles | 38,8 | 45,5 | 117,3 |
| **Commissioning of basic communication capacities** | | | | |
| Cable communication lines + radio relay lines | thous. km | 38,4 | 50,4 | 131,3 |
| Automatic long-distance and international telephone communication | thous. channels | 28,5 | 70,0 | 245,6 |
| City + rural telephone communication | MIO lines | 2,1 | 3,0 | 142,9 |
| Mobile telecommunication | MIO numbers | 4,2 | 12,9 | 307,1 |
| **Tariff income of the industry - total** | billion roubles | 193,6 | 270,0 | 139,5 |
| including traditional operators | billion roubles | 100,3 | 127,5 | 127,1 |
| alternative operators | billion roubles | 93,3 | 142,5 | 152,7 |
| **Volume of the information technologies market** | billion roubles | 112,5 | 130,4 | 116 |
| including: volume of information services market | billion roubles | 29,5 | 34,6 | 117,3 |

INCOME FROM COMMUNICATION SERVICES

| | 2001 | 2002, billion roubles | in % against 2001 |
|---|---|---|---|
| **All operators** | | | |
| Operating income | 193,6 | 270 | 139,5 |
| including that from population | 71,1 | 125,2 | 176,1 |
| **Traditional operators** | | | |
| Operating income | 100,3 | 127,5 | 127,1 |
| including that from population | 49,2 | 64,8 | 131,7 |
| *OJSC Svyazinvest.* | | | |
| Operating income | 77,9 | 98,1 | 125,9 |
| including that from population | 40,5 | 53,7 | 132,6 |
| *OJSC Rostelecom.* | | | |
| Receipts from sales | 0,193 | 0,254 | 131,6 |
| Including those from communication services sale | 0,188 | 0,252 | 134 |
| Sale profit | 0,561 | 0,772 | 137,6 |
| **Alternative operators** | | | |
| Operating income | 93,3 | 142,5 | 152,7 |
| including that from population | 21,9 | 60,4 | 275,8 |
| By sub-industries (all operators) | | | |
| *Telecommunications* | | | |
| Operating income | 177,7 | 249 | 140,1 |
| *Mail services and special communication* | | | |
| Operating income | 15,9 | 21 | 132,1 |
| including mail services | 15 | 20 | 133,3 |

Due to the geographical location of the North-Western Federal District, a number of territories of which have not been sufficiently developed or populated, the communication enterprises of the District hold quite modest positions in Russia. At the same time, the District takes the first place in Russia by e-mail traffic, leaving other territories far behind, which can be explained by the fact that the territory of the District is crossed by communication channels used for information exchange with foreign countries. The North-Western Federal District (NWFD) holds the third place among Federal Districts of RF by income from communication services for the first half year of 2002.

INCOME FROM COMMUNICATION SERVICES IN THE YEAR 2002

| | MIO roubles | In % against 2001 (in actual prices of that moment) | Share in total income volume, % | Share in NWFD |
|---|---|---|---|---|
| **Russian Federation** | **193 636,9** | **141,3** | **100** | |
| **NWFD** | **24 730,7** | **142,7** | **12,8** | **100** |
| The Republic of Karelia | 576,0 | 126,3 | 0,3 | 2,3 |
| The Republic of Komi | 970,3 | 126,0 | 0,5 | 3,9 |

| | | | | |
|---|---|---|---|---|
| Arkhangelsk Oblast | 1059,7 | 128,7 | 0,5 | 4,3 |
| including:<br>Nenets Autonomous Area | 50,3 | 127,0 | 0,0 | 0,2 |
| Vologda Oblast | 792,2 | 133,4 | 0,4 | 3,2 |
| Kaliningrad Oblast | 1174,5 | 140,5 | 0,6 | 4,7 |
| Leningrad Oblast | 901,9 | 131,9 | 0,5 | 3,6 |
| Murmansk Oblast | 1059,8 | 120,0 | 0,5 | 4,3 |
| Novgorod Oblast | 512,7 | 125,9 | 0,3 | 2,1 |
| Pskov Oblast | 434,7 | 129,3 | 0,2 | 1,8 |
| St. Petersburg | 17 248,8 | 149,4 | 8,9 | 69,7 |

### *3.2 Macroeconomic Review of Regions*

The socio-economic contribution of the North-Western region in the GDP of Russia in 2002 amounted to 9.4% (or 889.4 billion roubles). The most economically developed regions of the district are St. Petersburg and the Murmansk, Leningrad, Arkhangelsk and Vologda Oblasts, their share being about 83% of the gross regional product of the united territory, 70% of the population's income and 70% of the communication services market.

### *3.3 Competitive Situation in the Communication Services Market of the North-Western Region*

The market of the North-Western region is characterized by a high level of potential competition and by the actual loss of their monopoly position by the traditional operators.

One of the general indices of competition in the region is the number of licenses for communication services. In the North-Western Federal District, there are 24 licenses for provision of communication services in 100,000 residents. There is a growth in registered licenses in the basic segments of high-profit services, such as: local, long-distance and international communication, telematics, data transmission and lease of channels.

SHARE OF OJSC NORTH-WEST TELECOM BY TYPES OF SERVICES IN THE MARKET OF THE NORTH-WEST OF RUSSIA

(%, mean value for the market)

OJSC North-West Telecom Alternative operators


local telephone communication
88,2
long-distance and international telephone communication
93,0
data transmission services services
65,6
leasing out communication channels
62,3
dial-up access to the Internet
41,1
dedicated access to the Internet
25,2
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Alternative communication operators hold 40% in the structure of the income gained from communication services sold by all communication operators in the territory of North-West.

DISTRIBUTION OF THE NORTH-WESTERN REGION'S MARKET BY THE LEVEL OF TELECOMMUNICATION OPERATORS' INCOME


Murmansk-electrosvyaz 7%
Novgorod-telecom 3%
Pskov-electrosvyaz 3%
Cherepovets-electrosvyaz 0,002%
Artelecom 6%
Electrosvyaz of the Republic of Karelia 4%
Alternative operators 40%
Electrosvyaz of Vologda Oblast 3%
Electrosvyaz of Kaliningrad Oblast 4%
PTN 30%

Under the conditions of sweeping development of the mobile cellular communication market and acute competitive struggle among operators, accompanied by a reduction in the price of the services, there is a potential threat to the competitive position of traditional communication operators from mobile communication operators (especially in the field of long-distance communication).

### *3.4 General Positioning of OJSC NWT in the Market*

North-West Telecom provides telecommunication services in the territory of the North-Western Federal District and is a major telecommunications company in Russia.

The area of the District is about 10% of the entire territory of the Russian Federation. The North-Western Federal District includes 10 entities of the Federation: The Republic of Karelia, the Republic of Komi, the Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, the city of St. Petersburg and the Nenets Autonomous Area.

14 282.9 thousand people (9.9% of Russia's population) live in the territory of the District. 81.8% of the population live in cities. This is the highest population urbanization level among the federal districts. The North-Western Federal District ranks the forth among federal districts by population density. All in all, 152 cities are situated in the territory of the District. The population density is 8.52 people per sq. km.

OJSC North-West Telecom is the only universal operator throughout the territory of the North-Western Federal District and provides the entire range of traditional and new services. The Company has 9 branches.

Key Factors Determining the Competitive Capacity of OJSC North-West Telecom:

1. The traditional communication operators that are a part of its structure are characterized by a significant share (up to 50% and more) of privileged categories of the population among their subscribers.
2. Inefficient regulation practice has been adopted towards traditional communication operators, mainly related to rate regulation and licensing: less favourable operation conditions as compared to alternative operators, whose rates are not regulated.
3. Under the conditions of sweeping development of the mobile cellular communication market and acute competitive struggle among operators, accompanied by a reduction in the price of the services, there is a potential threat to the competitive position of inter-regional companies from mobile communication operators (especially in the field of long-distance communication).

4. North-West Telecom is inferior to its competitors – alternative operators – in the provision of extra services and new services, losing opportunities of gaining extra income.

Therefore, the competitive capacity level of OJSC North-West Telecom is estimated as high only in several areas of services provided, mainly in local telephone communication. In other positions, competitor companies already have a number of advantages, due to which they are successfully developing in local markets.

Basic advantages of OJSC North-West Telecom are first of all the wide network of the geographic coverage, absence of fee for local telephone calls and a wide range of telecommunication services.

At the moment, many operator companies work in the market of telecommunication services, providing a wide range of up-to-date communication services. Representatives of companies that are competitors of OJSC North-West Telecom have singled out three segments where regional telecommunication companies (Electrosvyazs) have a high competitive capacity level (in the order of decreasing importance):

- local telephone communication services;
- long-distance and international communication services;
- leasing out communication channels;
- data transmission services, dial-up and dedicated access to the Internet.

Key advantages of OJSC North-West Telecom as compared to competitors:

1. Low level of rates for services;
2. Well-developed infrastructure, including full coverage by own network in St. Petersburg;
3. A wide range of telecommunication services;
4. High telephone density of the company: there are 32.06 sets in every 100 residents, which is 1.33 times higher than the average figure for Russia.

## COMPETITIVE ADVANTAGES LEVEL OF OJSC NORTH-WEST TELECOM BY MARKET SEGMENTS

(% of the total number of representatives of companies, who took part in the poll held to the order of OJSC North-West Telecom)


local telephone communication
10%
70%
long-distance and international telephone communication
30%
50%
data transmission services
10%
50%
leasing out communication channels
30%
30%
30%
dial-up access to the Internet
10%
20%
50%
dedicated access to the Internet
20%
40%
20%
high
relatively high
medium
relatively low
low

Operators who are competitors of OJSC North-West Telecom are estimating the current economic situation in the telecommunications market of the North-West as favourable for the development of their companies. Most clients choose companies who compete with OJSC North-West Telecom because of the provided quality and high servicing level. This is the main criterion for the choice of the operator whose services are desirable for the client in the future. It is only natural that it is in local telephone communication that the high level of OJSC North-West Telecom's competitive capacity is recognized, for a phone call within the city is free of charge at the moment and the clients of the company continue to pay only the subscriber fee for the use of a telephone line. The key argument that could be set off by competitors of the local telecommunication company (Electrosvyaz) is provision of servicing options and various discounts. E.g.,

if a potential client of CJSC PeterStar guarantees a certain traffic for long-distance calls, then local telephone calls may be free of charge. Usually, such guaranteed payments vary within $50-100.
Besides, an important competitive advantage of OJSC North-West Telecom is that the Company owns the largest pool of lines in the North-West of Russia.
The principal competitor in the field of fixed communication services provision in the territory of St. Petersburg is PeterStar, an operator of the digital superposed telephone network in the city, which is connected to the city telephone network system.

## *IV. PRIORITY AREAS OF THE COMPANY'S BUSINESS*

At the moment, fixed telephone communication services bring the bulk of the income from the telecommunication sector of the North-Western region (55%). The market structure will change in the future, and, on a par with fixed communication services, income gained from the new segment of the following communication services will prevail:

- Services of access to the Internet
- Multiservice networks services
- IP- telephony

STRUCTURE OF OJSC NORTH-WEST TELECOM'S INCOME BY TYPES OF SERVICES IN 2002 [1]


documentary telecommunication 2,0%
wired radio 1,0%
wireless radio communication 0,8%
radio communication, broadcasting, telecasting, satellite communication 0,2%
rural telephone communication 2,0%
new telecommunication services 2,0%
city telephone communication 46,0%
long-dictance and international communication 46,0%

## *V. RESULTS OF COMPANY'S DEVELOPMENT BY PRIORITY AREAS*

*Local Primary Networks*

Almost 90% of interoffice (internodal) trunks on city primary networks of the North-Western Federal District have been digitalized. Subscriber lines are mainly analog lines. Rural transmission lines in the district are arranged using metal cable, aerial and radio-relay lines. Analog systems make 50% of the total number of transmission systems.

*Central Office Primary Networks*

At the moment, central office primary networks of the North-Western Federal District are based on the use of cable, radio-relay and aerial transmission lines. Satellite transmission systems are not used on

[1] «New telecommunication services" in the diagram mean ISDN services, intelligent network services and Internet resources access services.

central office primary networks. Analog and digital transmission systems are used on cable transmission lines. Analog transmission systems are mainly used on radio-relay lines.

*Backbone Network in the Territory of the North-Western Federal District*

Facilities of OJSC Rostelecom make the base of the primary backbone network both in the North-Western Federal District and in Russia on the whole. Rostelecom's primary backbone network of the North-Western Federal District is based on the use of cable and radio-relay transmission lines, and satellite communication channels and systems. Analog and digital equipment, including the SDH technology, 155 megabit per second, 622 megabit per second and 2.5 gigabit per second, is used as transmission systems on trunk lines.

Via OJSC Rostelecom's trunk transmission lines, the district has Digital outputs to the international digital network of North-Western and Western Europe, using fibre-optic and radio-relay transmission lines and metal cables.

The most powerful international lines are:

- The underwater fibre-optic transmission line Kingisepp – Denmark with the throughput of 565 megabit per second.
- The fibre-optic transmission line Kingisepp – Estonia with the throughput of 2.5 gigabit per second.

## *5.1. Investment Policy*

In 2002 the city and rural telephone networks were expanded on OJSC North-West Telecom's network. 149.386 thousand lines were commissioned, including:
144.138 thousand lines on city telephone networks and 5.248 thousand lines on rural telephone networks
The commissioned lines on city telephone networks included:

- 74.798 thousand lines – expansion of the operating telephone exchanges;
- 18.762 thousand lines – new construction;
- 12.51 thousand lines – renovation of the operating telephone exchanges;
- 38.068 thousand lines – reequipment.

The commissioned lines on rural telephone networks included:

- 0.1 thousand lines – expansion of the operating telephone exchanges;
- 3.178 thousand lines – new construction;
- 1.97 thousand lines – reequipment.

115 km of long-distance cable lines were commissioned in 2002. 93 km of them were expansion, and 22 km renovation. 950 long-distance voice channels were commissioned on networks of OJSC North-West Telecom's branches in 2002.
162.8 km of radio-relay communication lines were commissioned in the period under report. 121.3 km of them were new construction, and 41.5 km expansion.
In 2002, equipment of service payphone cards (STK), equipment for provision and development of IP telephony, universal payphones and their control centers were acquired and put into operation on networks of OJSC North-West Telecom's branches, and work was done to expand the data transmission networks.
22756 thousand roubles were actually spent for the development of new technologies.

USED VOLUME OF INVESTMENT IN THE FIXED CAPITAL IN 2002.
INVESTMENT FUNDING SOURCES IN 2002

| No. | Item | Amount, thousand roubles |
|---|---|---|
| 1. | **Subindustry structure of capital investment** | |
| | *Total capital investment* | *1 742 970* |
| | *including:* | |
| 1.1. | Local telephone communication | 1 222 648 |
| 1.2. | Long-distance/international communication | 106 440 |
| 1.3. | Mobile radiotelephony | 4 080 |
| 1.4. | New services and technologies | 22 765 |
| | including: | |
| 1.4.1. | Internet | 10 278 |
| 1.4.2. | IP- telephony | 1 285 |
| 1.4.3. | intelligent communication networks | 11 202 |
| 1.5. | Other | 387 037 |
| 2. | **Funding sources** | |
| | *Total capital investment* | *1 742 970* |
| | *including that from:* | |
| 2.1. | Internal funds | 1 308 498 |
| | including: | |
| 2.1.1. | profit | 467 425 |
| 2.1.2. | depreciation | 841 073 |
| 2.2. | Debt and borrowed current assets | 434 472 |
| | including: | |
| 2.2.1. | tied credits | 127 341 |
| 2.2.2. | other loans | 29 328 |
| 2.2.3. | leasing | 242 503 |
| 2.2.4. | funds from sale of shares owned by the state | - |
| 2.2.5. | funds obtained from bonds floatation | 28 034 |
| 2.2.6. | funds of legal entities | 7 266 |

As can be seen from the above figures, the bulk of the capital investment (70%) is spent for the development of local telephone communication, 6% for the construction of long-distance/international communication facilities, while the share of capital investment aimed at the development of new communication services (Internet, IP telephony and intelligent networks) is not very significant and amounts to 1.3%.

*5.1.1. Information on Investment Projects*

The Branch ARTELECOM OF ARKHANGELSK OBLAST

**The capital investment volume for the year 2002 amounted to 156 337 thousand roubles with the planned 143 473 thousand roubles, commissioning of fixed capital stock was 169 721 thousand roubles, 9479 lines having been put into operation.**

The following has been commissioned: Expansion of the automatic long-distance telephone exchange of Arkhangelsk by 2 430 channels,

Expansion of the Novodvinsk Intermediate Node Reference Exchange OPTS-4 (3 136 lines), Kotlas Intermediate Node Reference Exchange OPTS (3 056 numbers), Federal Mobile Cellular Radio Communication Network in Arkhangelsk Oblast – 16 BS, Renovation of the Telegraph Network of Arkhangelsk Oblast, Digital Multiplexing in the Arkhangelsk – Naryan-Mar section, Optimization of the SDH Network in Arkhangelsk (1st start-up complex).

The Branch ELECTROSVYAZ OF VOLOGDA OBLAST

**The capital investment volume for the year 2002 amounted to 109,895 thousand roubles with the planned 105,921 thousand roubles, commissioning of fixed capital stock was 104 344 thousand roubles, 9200 lines having been put into operation.**

Investment in 2002 was aimed at resolving the current technological problems, increasing the capacity, arranging better communication lines and re-equipment, which made it possible to increase and improve the volume and quality of services provided.

Implementation of the capital construction plan, taking into account the work done by the company itself, has made it possible to increase the installed capacity by 8698 lines. The following facilities have been commissioned: Expansion of the City Telephone Exchange in Vologda, 1st Start-Up Complex and Expansion of the City Telephone Exchange in Vologda, Lukyanovo Micro-District. The radio-relay lines Vologda – Shuyskoye and Vologda – Sokol 100 km in total length have been put into operation on digital equipment.

The SDN city telephone network of Vologda was expanded, which made it possible to provide prerequisites for further development of the IP telephony centre telephone network and the intelligent platform.

Upgrading of the inter-office communication has been carried out, ANIs have been purchased and put into operation, which has made it possible to improve the quality of communication and allowed a growth of long-distance traffic.

The Branch ELECTROSVYAZ OF KALININGRAD OBLAST

**The capital investment volume for the year 2002 amounted to 114,527 thousand roubles with the planned 194,531 thousand roubles, commissioning of fixed capital stock was 108,746 thousand roubles, 14302 lines having been put into operation.**

The construction of a rural suburban communications centre in Zelenogradsk has been completed.

A fibre-optic central office communication line Kaliningrad-Guryevsk has been constructed 11.93 km in total length. This line is a fragment of the Western Ring of the synchronous digital hierarchy transport network, that is under construction.

The work of upgrading and expanding the Internet network in Kaliningrad and its Kaliningrad Oblast was continued in the year that has expired, over 3 MIO roubles having been spent for these purposes.

The Branch ELECTROSVYAZ OF THE REPUBLIC OF KARELIA

**The capital investment volume for the year 2002 amounted to 118,653 thousand roubles with the planned 96,451 thousand roubles, commissioning of fixed capital stock was 150,635 thousand roubles, 19047 lines having been put into operation.**

All capital investment has been spent for production construction and expansion of the business.

The construction of the communications centre building in the town of Medvezhyegorsk and renovation of the cable communication line Petrozavodsk-Shuyskaya 22 km in length has been completed. The replacement capacity has amount to 7 778 lines in the installed capacity. The telephone exchanges - old-type step-by-step offices in Kondopoga and cross-bar ATE (ATSK) in Sortavala and Helula – have been dismantled.

The Branch MURMANELECTROSVYAZ

**The capital investment volume for the year 2002 amounted to 212,130 thousand roubles with the planned 192,607 thousand roubles, commissioning of fixed capital stock was 155,924 thousand roubles, 32528 lines having been put into operation.**

OJSC Murmanelectrosvyaz's investment operations became more active in 1997. The volume of investment in the basic production assets in the period of 1997- 2002 amounted to 746.1 MIO roubles.

The volume of capital investment spent for expansion of business amounted to 147039 thousand roubles, or 75.6% of the total volume of capital investment, including the following:

1. 32528 lines, or 100.9% of the planned volume, have been constructed and put into operation. The volume of capital investment is 137 438 thousand roubles.
2. The facility "Construction of the Digital Radio-Relay Line Mountain Kuirk-Yavr-Zaozersk" 19.3 km in length and 34 Mbit/s has been constructed and put into operation. The volume of capital investment is 2287 thousand roubles, or 100.9% of the planned volume.
3. The facility "VHF FM Broadcasting" has been constructed and put into operation. The volume of capital investment is 1394 thousand roubles, or 101% of the planned volume.

The Branch NOVGORODTELECOM

**The capital investment volume for the year 2002 amounted to 118,047 thousand roubles with the planned 107,645 thousand roubles, commissioning of fixed capital stock was 114 541 thousand roubles, 7310 lines having been put into operation.**

The following capacities have been commissioned:

- lines capacity – 7310 lines all in all, including 550 numbers for replacement.

The telephone network of Veliky Novgorod and Novgorod District (settlements Pankovka, Lesnaya and Podberezye) was expanded on the basis of EWSD equipment made by Siemens and purchased from Siemens through CJSC RTK-Leasing.

The telephone network of Novgorod Oblast was expanded on the basis of the SI-2000. V5 switching equipment produced by Iskratel Slovenia – ATE in the settlements of Sosnovka, Malaya Vishera, and Pestovo.

To expand the telephone exchanges in Khvoynaya, Staraya Russa and Parfino, the SI-2000.V4 equipment produced by Iskratel Slovenia was used that had been employed on the networks of Novgorod Oblast.

Automatic telephone exchanges of the settlements of Kulotino, Kresttsy and Lunshino were expanded on the basis of the equipment of the cross-bar ATE (ATSK)-100/2000 and telephone exchange 50/200.

Besides, equipment of service telephone cards, autoinformer and IP telephony on the basis of the Protey intelligent platform, universal payphones and payphone control centre have been bought and commissioned.

The paging network has been expanded, the base station in Valday, a district centre of Novgorod Oblast, has been delivered, as well as a regional data transmission network and Internet. Series 2600/3600 Cisco routers and Catalyst 2950 switchboards have been installed in 7 districts. The last mile is arranged on SDSL modems. The existing X.25 network equipment is connected to Cisco routers and uses network's transportation functions.

A radio-relay line has been built in the section Malaya Vishera – Burga – Verebye 34.8 km in length, and the rural inter-office network has been renovated in the sections central exchange (CE) Demyans - terminal exchange (TE) Tarasovo, CE Bolshaya Vishera – TE Malaya Vishera, CE Kresttsy – TE Zaitsevo – TE Viny, CE Chudovo – TE Gruzino – TE Novaya Sloboda – TE Oskuy – TE Zuyevo – TE Karlovka, CE Shimsk – TE Medved, CE Soltsy – TE Kuklino – TE Retno - TE Krapivno – TE Gorki.

PABX worth of 584,000 roubles has been acquired in compliance with the profitability improvement plan approved by the Company's Management Board on 27th April 2001.

The capital investment aimed at introducing new technologies amounted to 7510 thousand roubles, including:

- introduction of service telephone cards – 1800 thousand roubles,
- acquisition of universal payphones and a payphone control centre – 779,000 roubles
- expansion of Internet and the regional data transmission network – 3213 thousand roubles,
- acquisition of modems and multiplexers (included in the "equipment acquisition" item) – 1718 thousand roubles.

The branch ELECTROSVYAZ OF PSKOV OBLAST

**The capital investment volume for the year 2002 amounted to 96,044 thousand roubles with the planned 48,917 thousand roubles, commissioning of fixed capital stock was 69,354 thousand roubles, 16334 lines having been put into operation.**

First of all, projects of equipment acquisition, communication line construction, re-equipment and business expansion have been implemented.

To improve the operation quality and to ensure a better use of communication lines of rural telephone exchanges and PABX connected to USP-17, renovation of USP-17 (V.5) has been carried out.

- The central office fibre-optic communication line (VOLP) - Western Semi-Ring of Pskov Oblast. Commissioned in the section Pskov-Pechyory 60 km in length and in the section Stary Izborsk-Palkino 21 km in length. Equipment of OJSC Supertel, Russia, OLT (Line Transmission System) 2x16-1,55/60 with the power of 16x2 Mbit/s has been installed.
- To expand cross-bar telephone exchanges, the equipment has been used that became vacant after re-equipment, including cross-bar telephone exchange Novorzhev, ATS-6 in Velikiye Luki, Bukino, Podberezye, Baruta, Lyushchik, Remda, Bardovo, Udarnik and Pervomayskaya.
- To meet the demand of the population for installation of telephone lines, the electronic telephone exchanges Porkhov, Gdov, Rizhskaya, Pytalovo, Ostrov-4, Pskovkirpich, Piskovichi and Zhizhitsa have been expanded.

Equipment for the Quantum-E electronic telephone exchange was purchased in a complete set with the power unit. Power unit of the UEPS (telecommunications power supply unit) type was separately acquired for the ELCOM-type electronic telephone exchanges Ovsishche and Tsentr, their price having been taken into account in the price of the said electronic telephone exchanges.

- The following has been acquired in order to replace the obsolete power-supply equipment:

- UEPS (telecommunications power supply unit) 2-60/24-3.2 – for the telephone exchange in the village of Shchukino, Pustoshkinsky District,
- UEPS (telecommunications power supply unit) 2-60/24-3.3 – for the telephone exchange in the village of Novoselye, Strugokrasnensky District,
- UEPS (telecommunications power supply unit) 2-60/60-4,3 – for the electronic telephone exchange Rizhskaya in the city of Pskov.

Commissioning of the electronic telephone exchanges has resulted in a renovation of the communications network (including the transition of subscribers from the dual connection circuit to the individual circuit).

The branch CHEREPOVETSELECTROSVYAZ

**The capital investment volume for the year 2002 amounted to 47,630 thousand roubles with the planned 43,026 thousand roubles, commissioning of fixed capital stock was 46 545 thousand roubles, 3752 lines having been put into operation.**

Fixed assets worth of 46.5 MIO roubles have been commissioned:

- call servicing centre for the organization of the city information service on the basis of the Definity switching server;
  - RSU for 1 144 lines has been installed at telephone exchange ATS-29;
  - the installed capacity of telephone exchanges ATS-26 and 28 has been increased by 2 528 lines;
  - linear facilities of the city telephone network have been expanded;
  - other equipment has been commissioned.

The investment was funded from depreciation reserves, profit, and borrowed funds.

The Branch PETERSBURG TELEPHONE NETWORK

**The most significant investment projects of the Petersburg Telephone Network branch in the year 2002.**

1. Projects aimed at commissioning of new telephone lines.

In the year 2002, 213 588 thousand roubles were spent for expansion and renovation of 12 telephone exchanges, which has made it possible to commission 25.5 thousand lines. Besides, much has been done to complete the equipment of the operating telephone exchanges. In the year under report, 31 222 thousand roubles have been spent for this site, the installed capacity having amounted to 11.836 lines.

2. Introduction of the time-based billing system.

This work has had the first priority for the branch. On 20.12.02 a meeting of the acceptance committee was held, which summed up the results of the construction of the time-based billing system and at which the Work Transfer and Acceptance Certificate under contract No. 020101 with LLC ELSIS-Kaliningrad and the Equipment Acceptance Certificate were signed.

In fact, 61 019 thousand roubles were spent in the year 2002. By the end of the year 2002, all the time-based billing equipment, equipment of the local area network and data transmission network had been adjusted and tested. Specialized hardware and software developed by the ELSIS joint-stock company was delivered, installed, tested and accepted for traffic and emergency signal data processing at the Network Control Centre. An upgrade of ASR billing system middleware has been carried out for the purpose of taking into account the data from long-distance and international switchboards of GMMTTU (the Main Long-Distance and International Telephone and Telegraph Centre).

Statistical data were gathered for three months on the traffic used by various population strata and districts of St. Petersburg, which were necessary to calculate the price of the local outgoing call per-minute rate in order to provide these data to the Ministry of Antimonopoly Policy. The calculation was carried out according to the proposed methods, and the data were handed over for consideration and approval by the Ministry of Antimonopoly Policy.

A number of organizational and technical measures have been taken to ensure the information safety of the time-based billing system (SPUS) and its data protection. In the course of a pilot run of the time-based billing system and information security measures, a software upgrade for ASR billing system agents and TiAS wide-area data collection/ analysis system agents was carried out.

In December 2002, PTN's specialists underwent training in several specialized courses on the time-based call billing system.

3. Expansion of the long-distance telephone exchange (AMTS), 5th stage, 2nd phase

The construction of this site has made it possible to increase the capacity of long-distance telephone exchange AMTS-2 with AXE–10-type equipment delivered by Ericsson, to replace the obsolete ARE-13 equipment and to build a new long-distance telephone exchange AMTS-4 of the EWSD system delivered by Siemens. 3527 channels, or 9630 ports have been commissioned. 39 366 thousand roubles have been spent.

4. Expanding the City Telephone Network for cellular operators

In the year 2002 the Petersburg Telephone Network started implementing the project of expanding the access to cellular operators, which will make it possible to gain extra income for connection of communication networks in the amount of 110 901 thousand roubles. Investment for the year under report has amounted to 29 541 MIO roubles.

## *5.2. Basic Indices of the Network*

| No. | Indices | Units of measur-ement: | 2001 | 2002 | Indices change rate, 2002/2001 (in %) |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1. | Length growth<br>- long-distance (central office) telephone channels total, | thous. chan./ km | 110,4 | 5,42 | 4,9 |
| | including those formed by digital transmission systems | thous. chan./ km | 148,0 | 133,752 | 90,37 |
| 2. | Base telephone sets number growth, total | thous. pcs. | 95460 | 14168 | 148,41 |
| | including:<br>- city telephone networks; | thous. pcs. | 88434 | 136894 | 154,8 |
| | - rural telephone networks. | thous. pcs. | 7026 | 4786 | 68,12 |
| 3. | Growth of outbound automatic channels of long-distance telephone exchanges, total | channels | 2163 | 1537 | 71,06 |
| | including those of zone communication | channels | 1661 | 760 | 45,75 |

## *5.3. Information on rates*

***The Branch Artelecom of Arkhangelsk Oblast***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 53785,4 | - |
| | population | 2500,0 | 6000,0 | - | - | 39082,3 | - |
| | organizations funded from respective budgets | 4000,0 | 7000,0 | - | - | 3181,2 | - |
| | organizations that are not funded from respective budgets | 4000,0 | 7000,0 | - | - | 11521,9 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 5629,9 | - |
| | population | 1250,0 | 3000,0 | - | - | 3970,0 | - |
| | organizations funded from respective budgets | 4000,0 | 7000,0 | - | - | 463,5 | - |
| | organizations that are not funded from respective budgets | 4000,0 | 7000,0 | - | - | 1196,4 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city telephone network services:** | | | | | 245664,3 | 236673 |
| | population | 95 | 110 | 71,51 | 98,18 | 191157,7 | 207410 |
| | organizations funded from respective budgets | 120 | 130 | 71,51 | 98,18 | 5098,5 | 12383 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 160 | 170 | 71,51 | 98,18 | 49408,1 | 16880 |
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city telephone network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city telephone network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural telephone network services:** | | | | | 53893,5 | 124365 |
| | population | 95 | 110 | 156,41 | 263,91 | 42021,6 | 108303 |
| | organizations funded from respective budgets | 120 | 130 | 156,41 | 263,91 | 5098,5 | 8009 |
| | organizations that are not funded from respective budgets | 160 | 170 | 156,41 | 263,91 | 6773,4 | 8053 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 3,08 | 3,03 | 1,73 | 1,70 | 336239 | 203705 |
| 8 | **Inland telegram** | 29,31 | 26,74 | 99,1 | 144,06 | 15317 | 62429 |

* - the average income rate is indicated for services 7 and 8

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

* - the average income rate is indicated for service 7

***The Branch Electrosvyaz of Vologda Oblast***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 40352,3 | - |
| | Population – analog telephone exchanges/ digital telephone exchanges | 3000,4500 | 4000,6000 | - | - | 30049,9 | - |
| | organizations funded from respective budgets | 3000,0 | 3000,0 | - | - | 1765,8 | - |
| | organizations that are not funded from respective budgets | 6000,0 | 6000,0 | - | - | 8536,6 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 3665,1 | - |
| | population | 1000 | 3000 | - | - | 2464,1 | - |
| | organizations funded from respective budgets | 3000 | 3000 | - | - | 286,1 | - |
| | organizations that are not funded from respective budgets | 6000 | 6000 | - | - | 914,9 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 127252,9 | 107116 |
| | population | 80 | 95 | 57,00 | 70,77 | 93285,8 | 87165 |
| | organizations funded from respective budgets | 100 | 120 | 57,00 | 70,77 | 15234,9 | 8591 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 120 | 120 | 57,00 | 70,77 | 18732,2 | 11360 |
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | 33429,8 | 71877 |
| | population | 70 | 80 | 127,68 | 152,30 | 23190,1 | 56233 |
| | organizations funded from respective budgets | 100 | 120 | 127,68 | 152,30 | 5417,2 | 7183 |
| | organizations that are not funded from respective budgets | 105 | 120 | 127,68 | 152,30 | 4822,5 | 8461 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 2,36 | 2,37 | 1,23 | 1,25 | 187247 | 98629 |
| 8 | **Inland telegram** | 19,58 | 20,06 | 76,68 | 85,73 | 5778,6 | 25276 |

* - the average income rate is indicated for services 7 and 8

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

***The Branch Electrosvyaz of Kaliningrad Oblast***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 46871,9 | 14259 |
| | population | 4500,0 | 5500 | - | - | 32704,2 | - |
| | organizations funded from respective budgets | 5000,0 | 7000 | - | - | 1929,5 | - |
| | organizations that are not funded from respective budgets | 7000,0 | 8700 | - | - | 12238,2 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 3356,9 | 4131 |
| | population | 2250,0 | 2250 | - | - | 2378,2 | - |
| | organizations funded from respective budgets | 2500,0 | 3500 | - | - | 106,7 | - |
| | organizations that are not funded from respective budgets | 3500,0 | 4350 | - | - | 872,0 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 138814 | 143037 |
| | population | 80,0 | 90,0 | 71,95 | 86,39 | 90910,0 | 115800 |
| | organizations funded from respective budgets | 140,0 | 155,0 | 71,95 | 86,39 | 19753,9 | 10246 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 140,0 | 155,0 | 71,95 | 86,39 | 28150,0 | 16991 |
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | 14394,7 | 32687 |
| | population | 80,0 | 90,0 | 118,32 | 144,49 | 10909,5 | 27869 |
| | organizations funded from respective budgets | 140,0 | 155,0 | 118,32 | 144,49 | 1560,8 | 2409 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 140,0 | 155,0 | 118,32 | 144,49 | 1924,4 | 2409 |
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 2,86 | 2,71 | 1,45 | 1,61 | 204772 | 112861 |
| 8 | **Inland telegram** | 19,21 | 17,26 | 18,17 | 18,9 | 6398,5 | 6385 |

* - the average income rate is indicated for service 7

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

***The Branch Electrosvyaz of the Republic of Karelia***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 36672,5 | - |
| | population | 4000,0 | 5000,0 | - | - | 29285,4 | - |
| | organizations funded from respective budgets | 6000,0 | 6000,0 | - | - | 1762,9 | - |
| | organizations that are not funded from respective budgets | 6000,0 | 6000,0 | - | - | 5624,2 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 3058,3 | - |
| | population | 2000,0 | 3000,0 | - | - | 2364,6 | - |
| | organizations funded from respective budgets | 6000,0 | 6000,0 | - | - | 49,7 | - |
| | organizations that are not funded from respective budgets | 6000,0 | 6000,0 | - | - | 644,0 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 75392,7 | |
| | population | 90 | 100 | 63,48 | 98,23 | 73222,5 | 141210 |
| | organizations funded from respective budgets | 120 | 120 | 63,48 | 98,23 | 966,8 | 7418 |
| | organizations that are not funded from respective budgets | 120 | 120 | 63,48 | 98,23 | 1203,4 | 13140 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent):** | | | | | 33403,2 | |
| | population | 63,0 | 60,0 | | | 11498,5 | - |
| | organizations funded from respective budgets | 96,00 | 96,00 | | | 8842,2 | - |
| | organizations that are not funded from respective budgets | 96,00 | 96,00 | | | 13062,5 | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent):** | | | | | 25652,5 | |
| | population | 0,10 | 0,12 | | | 5250,1 | - |
| | organizations funded from respective budgets | 0,15 | 0,15 | | | 7420,8 | - |
| | organizations that are not funded from respective budgets | 0,15 | 0,15 | | | 12981,6 | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | 11985,7 | |
| | population | 80 | 90 | 179,25 | 103,84 | 11865,5 | 43102 |
| | organizations funded from respective budgets | 120 | 120 | 179,25 | 103,84 | 48,5 | 1742 |
| | organizations that are not funded from respective budgets | 120 | 120 | 179,25 | 103,84 | 71,7 | 4580 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | 5724,9 | |
| | population | 56 | 50 | - | - | 1851,4 | - |
| | organizations funded from respective budgets | 96,00 | 96,00 | - | - | 1588,9 | - |
| | organizations that are not funded from respective budgets | 96,00 | 96,00 | - | - | 2284,6 | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | 2644,2 | |
| | population | 0,10 | 0,12 | - | - | 523,8 | - |
| | organizations funded from respective budgets | 0,15 | 0,15 | - | - | 808,6 | - |
| | organizations that are not funded from respective budgets | 0,15 | 0,15 | - | - | 1311,8 | - |
| 7 | **Providing a long-distance telephone connection** | 3,18 | 3,03 | 2,21 | 1,42 | 223743 | 117167 |
| 8 | **Inland telegram** | 26,70 | 30,87 | 145,2 | 64,94 | 5886 | 10565 |

* - the average income rate is indicated for service 7

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

***The Branch MURMANELECTROSVYAZ***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 84620,6 | - |
| | population | 7000 | 7000 | - | - | 69732,5 | - |
| | organizations funded from respective budgets | 7000 | 7000 | - | - | 3677,4 | - |
| | organizations that are not funded from respective budgets | 7000 | 7000 | - | - | 11210,7 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 868,9 | - |
| | population | 3500 | 3500 | - | - | 715,3 | - |
| | organizations funded from respective budgets | 3500 | 3500 | - | - | 83,8 | - |
| | organizations that are not funded from respective budgets | 3500 | 3500 | - | - | 69,8 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 297750 | |
| | population | 105 | 120 | 117,95 | 125,74 | 235318 | 312895 |
| | organizations funded from respective budgets | 160 | 170 | 117,95 | 125,74 | 26608,6 | 23402 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 160 | 170 | 117,95 | 125,74 | 35823,6 | 35230 |
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent): (the settlement of Umba)** | | | | | 1010,9 | |
| | population | 34,31 | 39,21 | - | - | 612,8 | - |
| | organizations funded from respective budgets | 112,00 | 119,00 | - | - | 243,9 | - |
| | organizations that are not funded from respective budgets | 150,00 | 159,00 | - | - | 154,2 | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent) (the settlement of Umba)** | | | | | 870,9 | |
| | population | 0,17 | 0,20 | - | - | 703,6 | - |
| | organizations funded from respective budgets | 0,15 | 0,16 | - | - | 102,3 | - |
| | organizations that are not funded from respective budgets | 0,10 | 0,11 | - | - | 65,0 | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | 10744 | |
| | population | 95 | 100 | 219,81 | 217,62 | 8599,5 | 22992 |
| | organizations funded from respective budgets | 160 | 170 | 219,81 | 217,62 | 1141,9 | 1800 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 160 | 170 | 219,81 | 217,62 | 1002,6 | 1976 |
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 3,91 | 3,18 | 2,12 | 2,04 | 373681 | 256920 |
| 8 | **Inland telegram** | 26,46 | 27,59 | 83,6 | 63,81 | 15686,1 | 45321 |

* - the average income rate is indicated for services 7 and 8

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

***The Branch Novgorodtelecom***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 36227,3 | - |
| | population | 4762,0 | 4762,0 | - | - | 29280,4 | - |
| | organizations funded from respective budgets | 5000,0 | 5000,0 | - | - | 1138,6 | - |
| | organizations that are not funded from respective budgets | 5000,0 | 5000,0 | - | - | 5808,3 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 1932,1 | - |
| | population | 1905,0 | 1905,0 | - | - | 1661,3 | - |
| | organizations funded from respective budgets | 5000,0 | 5000,0 | - | - | 104,9 | - |
| | organizations that are not funded from respective budgets | 5000,0 | 5000,0 | - | - | 165,9 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 119323,4 | |
| | population | 80,0 | 95,0 | 66,3 | 92,60 | 90519,8 | 105948,3 |
| | organizations funded from respective budgets | 120,0 | 130,0 | 66,3 | 92,60 | 10832,2 | 6916,4 |
| | organizations that are not funded from respective budgets | 120,0 | 130,0 | 66,3 | 92,60 | 17971,4 | 11856,7 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | | |
| | population | 80,0 | 95,0 | 87,49 | 147,50 | 17074,4 | 29101,1 |
| | organizations funded from respective budgets | 120,0 | 130 | 87,49 | 147,50 | 2683,7 | 2534 |
| | organizations that are not funded from respective budgets | 120,0 | 130 | 87,49 | 147,50 | 2564,7 | 3325,9 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 2,98 | 3,07 | 1,19 | 1,31 | 168992 | 73092,4 |
| 8 | **Inland telegram** | 27,70 | 26,34 | 116,75 | 115,94 | 4442,2 | 18711,6 |

* - the average income rate is indicated for services 7 and 8

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

***The Branch Electrosvyaz of Pskov oblast***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 18921 | - |
| | population | 3000 (6000)*** | 4000 (6000)*** | - | - | 13956 | - |
| | organizations funded from respective budgets | 5000 (8000)*** | 5000 (8000)*** | - | - | 1329 | - |
| | organizations that are not funded from respective budgets | 5000 (8000)*** | 5000 (8000)*** | - | - | 3636 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 4595 | - |
| | population | 3000,0 | 4000,0 | - | - | 4024 | - |
| | organizations funded from respective budgets | 5000 (8000)*** | 5000 (8000)*** | - | - | 124 | - |
| | organizations that are not funded from respective budgets | 5000 (8000)*** | 5000 (8000)*** | - | - | 447,0 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 92634 | |
| | population | 80 | 90 | 61,18 | 82,65 | 69237,0 | 70335 |
| | organizations funded from respective budgets | 120 | 140 | 61,18 | 82,65 | 9700 | 5127 |
| | organizations that are not funded from respective budgets | 120 | 140 | 61,18 | 82,65 | 13697,0 | 7587 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | 28631 | |
| | population | 80 | 90 | 151,00 | 176,95 | 23500 | 44148 |
| | organizations funded from respective budgets | 120 | 140 | 151,00 | 176,95 | 2229 | 2511 |
| | organizations that are not funded from respective budgets | 120 | 140 | 151,00 | 176,95 | 2902 | 4537 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 2,80 | 2,65 | 2,00 | 2,16 | 175054 | 126880 |
| 8 | **Inland telegram** | 20,23 | 21,29 | 29,01 | 31,19 | 3149 | 5205 |

* - the average income rate is indicated for service 7

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

*** For the cities Pskov and Velikiye Luki, and for the Pskov and Velikiye Luki districts

***The Branch Cherepovetselectrosvyaz***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 49460,5 | - |
| | Population – analog telephone exchanges/ digital telephone exchanges | 6500 /4000 | 6500 /4000 | - | - | 43938,6 | - |
| | organizations funded from respective budgets | 3000,0 | 3000,0 | - | - | 365,8 | - |
| | organizations that are not funded from respective budgets | 6000,0 | 6000,0 | - | - | 5156,1 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | 1103,9 | - |
| | population | 3000,0 | 3000,0 | - | - | 691,2 | - |
| | organizations funded from respective budgets | 3000,0 | 3000,0 | - | - | 38,2 | - |
| | organizations that are not funded from respective budgets | 6000,0 | 6000,0 | - | - | 374,5 | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 83949,2 | |
| | population | 80 | 95 | 71,4 | 94,26 | 69060,7 | 81622 |
| | organizations funded from respective budgets | 100 | 120 | 71,4 | 94,26 | 4263,7 | 3065 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 120 | 120 | 71,4 | 94,26 | 10624,8 | 7387 |
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | 6349,5 | |
| | population | 70 | 80 | 228,0 | 224,0 | 4502,5 | 18100 |
| | organizations funded from respective budgets | 100 | 120 | 228,0 | 224,0 | 573,2 | 1048 |
| | organizations that are not funded from respective budgets | 105 | 120 | 228,0 | 224,0 | 1273,8 | 2538 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 3,30 | 3,42 | 1,52 | 2,40 | 87152 | 41346 |
| 8 | **Inland telegram** | 20,90 | 21,81 | 86,65 | 131,59 | 2115 | 15807 |

* - the average income rate is indicated for service 7

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

***The Branch Petersburg Telephone Network***

| No. | Index | Rate as of the start of the year*, roubles | Rate as of the end of the year*, roubles | Prime cost of a service unit as of the start of the year, roubles | Prime cost of a service unit as of the end of the year, roubles | Income from services for the year, thousand roubles | Costs of providing services in the 4th quarter of 2002**, thousand roubles |
|---|---|---|---|---|---|---|---|
| 1 | **Providing access to the city telephone network (base subscriber device):** | | | | | 137002,3 | - |
| | population | 3000,0 | 3000,0 | - | - | 57005,6 | - |
| | organizations funded from respective budgets | 6000,0 | 6000,0 | - | - | 7013,0 | - |
| | organizations that are not funded from respective budgets | 6000,0 | 6000,0 | - | - | 72983,7 | - |
| 2 | **Providing access to the rural telephone network (base subscriber device):** | | | | | | - |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 3 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of city network services:** | | | | | 1816428,7 | |
| | population | 85 | 100 | 66,22 | 76,95 | 1390206,5 | 1227757,5 |
| | organizations funded from respective budgets | 145 | 170 | 66,22 | 76,95 | 116234,8 | 68351,5 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | organizations that are not funded from respective budgets | 145 | 170 | 66,22 | 76,95 | 309987,4 | 195709,8 |
| 4.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the constant constituent):** | | | | | 3386,6 | |
| | population | 21,8 | 25,2 | - | - | 3108,2 | - |
| | organizations funded from respective budgets | 50,0 | 58,6 | - | - | 70,4 | - |
| | organizations that are not funded from respective budgets | 50,0 | 58,6 | - | - | 208,0 | - |
| 4.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of city network services (the variable constituent):** | | | | | 10776,5 | |
| | population | 0,17 | 0,17 | - | - | 9482,2 | - |
| | organizations funded from respective budgets | 0,17 | 0,17 | - | - | 328,7 | - |
| | organizations that are not funded from respective budgets | 0,17 | 0,17 | - | - | 965,6 | - |
| 5 | **Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 6.1 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the constant constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 6.2 | **Providing local telephone connections (calls) with the time-based billing system used for payment of rural network services (the variable constituent):** | | | | | | |
| | population | - | - | - | - | - | - |
| | organizations funded from respective budgets | - | - | - | - | - | - |
| | organizations that are not funded from respective budgets | - | - | - | - | - | - |
| 7 | **Providing a long-distance telephone connection** | 2,41 | 2,43 | 1,67 | 1,78 | 1109112,1 | 681130,2 |
| 8 | **Inland telegram** | 24,24 | 27,54 | 45,22 | 49,92 | 9782,0 | 21068,8 |

* - the average income rate is indicated for services 7 and 8

** Due to the approved reporting format for branches in Ministry of Antimonopoly Policy, the costs are separated (on a quarterly basis) for subscriber fee, long-distance calls and telegrams only.

Change of Rates during the Year 2002 by the Branches of OJSC North-West Telecom

The branch ARTELECOM OF ARKHANGELSK OBLAST

The following rates have been changed starting from 01.03.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.143 of 11.02.02:

- Access provision – 5000 roubles for the population, a 100% increase (2500 roubles for the rural telephone network, a 100% increase); 7000 roubles for organizations (a 75% increase).
- The following rates have been changed starting from 01.09.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.625 of 19.08.02:
- Subscriber fee – 110 roubles for the population (a 16% increase), 130 roubles for budgetary organizations (a 8% increase), 170 roubles for self-supporting organizations (a 6% increase).
- Access provision for the population – 6000 roubles, a 20% increase (3000 roubles for the rural telephone network, a 20% increase)

The branch ELECTROSVYAZ OF VOLOGDA OBLAST

The following rates have been changed starting from 01.02.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.1299 of 18.12.01:

- Access provision for the population – city telephone network – 6000 roubles (analog - 4000 roubles), a 33% increase.
- Rural telephone network – 3000 roubles, a three-fold increase.
- The following rates have been changed starting from 01.09.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.614 of 19.08.02:
- Subscriber fee – 95 roubles for the population (a 18.7% increase), 120 roubles for budgetary organizations (a 20% increase).

The branch ELECTROSVYAZ OF KALININGRAD OBLAST

The following rates have been changed starting from 01.09.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.616 of 19.08.02:

- Subscriber fee – 90 roubles for the population (a 12.5% increase), 155 roubles for organizations (a 10.7% increase).
- Access provision for the population – city telephone network – 5500 roubles (a 22% increase), 7000 roubles for budgetary organizations (a 40% increase), 8700 roubles for self-supporting organizations (a 24% increase);
- Rural telephone network – for budgetary organizations – 3500 roubles (a 40% increase), 4350 roubles for self-supporting organizations (a 24% increase).

The Branch ELECTROSVYAZ OF THE REPUBLIC OF KARELIA

The following rates have been changed starting from 16.09.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.631 of 19.08.02:

- Access provision – the limit rate level in the amount of 6000 roubles was approved for all categories of users. Changes: rate for the population – 5000 roubles, a 25% increase (3000 roubles for the rural telephone network, a 50% increase).
- Subscriber fee: for the population – 100 roubles, a 11.1% increase (90 roubles for the rural telephone network, a 12.5% increase).

The time-based billing rates (the constant and variable constituents) have been changed starting from 01.12.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.759 of 14.11.02.

The Branch MURMANELECTROSVYAZ

The following rates have been changed starting from 10.07.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No. 519 of 25.06.02:

- Subscriber fee: for the population – 120 roubles, a 14% increase (rural telephone network – 100 roubles, (a 5.2% increase), 170 roubles for organizations (a 6.2% increase).
- Time-based billing rates - the constant and variable constituents.

The Branch NOVGORODTELECOM

In the year 2002 the rates for the services of the city and rural telephone communication network were changed:

- Subscriber fee: for the population – 95 roubles (a 18.7% increase), for organizations – 130 roubles (a 8.3% increase).

The branch ELECTROSVYAZ OF PSKOV OBLAST

The following rates have been changed starting from 10.07.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No. 520 of 25.06.02:

- Subscriber fee for the population – 90 roubles, a 12.5% increase; for organizations – 140 roubles (a 16.6% increase).
- Access provision: for the population – 4000 roubles, a 33.3% increase (except for the cities of Pskov and Velikiye Luki, and the Pskov and Velikiye Luki districts).

The branch CHEREPOVETSELECTROSVYAZ

The following rates have been changed starting from 01.09.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No.613 of 19.08.02:

- Subscriber fee for the population – 95 roubles, a 18.7% increase; (rural telephone networks – 80 roubles, a 14.3% increase), for budgetary organizations – 120 roubles. (a 20% increase).

The Branch PETERSBURG TELEPHONE NETWORK

The following rates have been changed starting from 01.09.02 on the basis of the Order of Ministry of Antimonopoly Policy of Russia No. 625 of 19.08.02:

- Subscriber fee for the population – 100 roubles, a 17.6% increase; for organizations – 170 roubles (a 17.2% increase).
- The constant constituent: for the population – 25.2 roubles, a 15.6% increase; for organizations – 58.6 roubles (a 17.2% increase).

<u>Provision of Services to Privileged Categories of the Population during the Year 2002</u>

The branch ARTELECOM OF ARKHANGELSK OBLAST

Amount of income gained for the year 2002: 56 328.1 thousand roubles.
The amount that has not been made up by the budget for such services has amounted to 9 731.5 thousand roubles.

The branch ELECTROSVYAZ OF VOLOGDA OBLAST

Amount of income gained for the year 2002: 55 452.7 thousand roubles.
The amount that has not been made up by the budget for such services has amounted to 18.4 thousand roubles.

The branch ELECTROSVYAZ OF KALININGRAD OBLAST

Amount of income gained for the year 2002: 28,125.2 thousand roubles.
The amount that has not been made up by the budget for such services has amounted to 14,843.8 thousand roubles.

The Branch ELECTROSVYAZ OF THE REPUBLIC OF KARELIA

24377.3 thousand roubles from the federal budget and 14405.2 thousand roubles from the regional budget were claimed for compensation in the year 2002.
Outstanding funds to be received – from FB: 7912.6 thousand roubles, from RB: 3602.8 thousand roubles.
In 2003 the debts of the year 2002 have been paid off from RB in the amount of 1895.4 thousand roubles.
The remaining debt of the year 2002, taking into account the funds received in 2003, is 1707.4 thousand roubles.

The Branch MURMANELECTROSVYAZ

The debt of the budgets in respect of the privileged category of the population for the year 2002 was 11 126 900 roubles as of 01.01.03 and 91 088 972 roubles as of 01.01.02.

The Branch NOVGORODTELECOM

Amount of accrued benefits for the year 2002: 31 129.4 thousand roubles.

Paid by the budget for the year 2002: 27 685.8 thousand roubles.
Amount of noncompensated benefits for the year 2002: 3 443.6 thousand roubles.

The branch ELECTROSVYAZ OF PSKOV OBLAST
Amount of income gained for the year 2002: 17 689.7 thousand roubles.
The amount that has not been made up by the budget for such services has amounted to 3288.99 thousand roubles.

The branch CHEREPOVETSELECTROSVYAZ
Amount of income gained for the year 2002: 20 326.8 thousand roubles.
The amount that has not been made up by the budget for such services has amounted to 12,885 thousand roubles.

The Branch PETERSBURG TELEPHONE NETWORK
Income from provision of services to privileged categories of the population: 384 614 138.28 roubles.
Received from the budget: 232 865 527.22 roubles.

Number of Subscribers with the Introduced Time-Based Billing System

The Branch ELECTROSVYAZ OF THE REPUBLIC OF KARELIA
As of the end of the year 2002, the time-based billing system had been introduced for 23186 subscribers of the office sector (all legal entities) and 29751 individual subscribers in five districts of the Republic (Kondopozhsky, Kostomukshsky, Loukhsky, Pitkyarantsky and Lahdenpohsky districts).

The Branch MURMANELECTROSVYAZ
According to form 42-communication, 2646 numbers (lines) equipped with the time-based billing system are in industrial operation in the settlement of Umba.

The Branch PETERSBURG TELEPHONE NETWORK
The number of lines equipped with the time-based billing system in industrial operation in the towns of Sertolovo and Kommunar and settlement of Leninskoye was 14657 as of 01.10.02.

### *5.4. Key Economic Indices of the Company*

In 2002 receipts from the sale of goods, products, jobs and services amounted to 10 091 841 thousand roubles, including the income from communication services in the amount of 9 778 167 thousand roubles, or 97 % of the total income.

Given below are the key economic indices of the Company as compared to the year 2001.

**KEY ECONOMIC INDICES OF THE COMPANY'S OPERATION AS COMPARED TO THE YEAR 2001**

| INDEX | Meas. unit | 2001 | 2002 | Change rate 2002/2001 |
|---|---|---|---|---|
| returns from sales of goods, works and services | thousand roubles | 8 058 731 | 10 091 841 | 125,2% |
| including income from sale of communication services | thousand roubles | 7 753 745 | 9 756 506 | 125,8% |
| normal operation expenses | thousand roubles | 6 031 548 | 7 443 369 | 123,4% |
| sale profit | thousand | 2 027 183 | 2 648 472 | 130,6% |

| | | | | |
|---|---|---|---|---|
| | roubles | | | |
| loss from operating activities and those other than sales | thousand roubles | 815 628 | 1 878 076 | 230,3% |
| profit before taxes | thousand roubles | 1 211 555 | 655 578 | 54,1% |
| net profit | thousand roubles | 704 281 | 327 264 | 46,5% |
| profitability from sales | % | 33,6% | 35,6% | + 2.0 points |
| profitability in respect of profit before taxes | % | 20,1% | 8,8% | -11.3 points |

The decrease of profit before taxes in the year 2002 as compared to the year 2001 can be explained by the formation of the doubtful debt reserve in accordance with the accounting policy and the respective decision of the Company's Board of Directors: expenses for creating the reserve from current profit amounted to 1128138 thousand roubles, and replenishment of the unused reserve was 336198 thousand roubles; thus, the influence of the expenses for creating the doubtful debt reserve on profit made 791940 thousand roubles.

Under comparable conditions (without taking into account the doubtful debt reserve), the growth of profit before taxes makes 119.5%.

## 5.5. Structure of Income by Types and Categories of Consumers in 2002

*Income*

The growth rate of traditional services – long-distance, international and local communications – considerably exceeds the growth rate of new services, wired radio and broadcasting, document communication and other receipts.

| | 2001 | 2002 | Rate, 2002/2001 |
|---|---|---|---|
| Income from long-distance and international communication | 3 842 731 | 4 425 825 | 115,2% |
| Income from city communication | 3 225 728 | 4 461 462 | 138,3% |
| Income from rural communication | 165 633 | 222 521 | 134,4% |
| Income from new services | 155 181 | 244 110 | 157,3% |
| Income from other communication services | 364 472 | 402 589 | 110,4% |
| **TOTAL:** | **7 753 745** | **9 756 507** | **125,8%** |

The growth of income from communication services in 2002 as compared to 2001 made 25.8%, including the bulk of the income growth from local communication (65% of the total growth) and long-distance and international telephone communication (29%). The growth of income from principal activity against the level of the year 2001 was 53% caused by the growth of rates and 47% by the development of communication facilities and increase in the outcoming paid exchange.

In the structure of income for the year 2002:

- 45.7% are from city telephone communication,
- 2.3% are from rural telephone communication,
- 45.4% are long-distance and international communication,
- 1.8% are from document communication,
- and 2.3% are from new services.

| | | | | | |
|---|---|---|---|---|---|
| | СТРУКТУРА РАСХОДОВ ОАО "Северо-Западный Телеком" | | | | |
| №№ | Наименование статей | 2001 год | | | |
| 1 | Заработная плата с начислениями | 2 252 270 | | | |
| 2 | Амортизация | 687 680 | | | |
| 3 | Налоги, включаемые в себестоимость | 85 628 | | | |
| 4 | Материальные затраты | 518 419 | | | |

## 5.6. Structure of Expenses for the year 2002

*Normal operation expenses*

The growth rate of expenses for the Company on the whole amounted to 123.4%. The greater income growth rate as compared to the expenses growth has been ensured in all the branches, except for Vologdaelectrosvyaz and Kaliningradelectrosvyaz.

Operating costs for the year 2002 amounted to 7 443 369 thousand roubles.

| Item | 2001 | Percentage | 2002 | Percentage | Growth rate |
|---|---|---|---|---|---|
| Wages with charges | 2 252 270 | 37,3% | 2 763 222 | 37,1% | 122,7% |
| Depreciation | 687 680 | 11,4% | 785 823 | 10,6% | 114,3% |
| Taxes included in prime cost | 85 628 | 1,4% | 115 882 | 1,6% | 135,3% |
| Material costs and repairs | 518 419 | 8,6% | 583 281 | 7,8% | 112,5% |
| Deductions to the Research & Design Fund | 69 476 | 1,2% | 36 662 | 0,5% | 52,8% |
| Payment for Rostelecom's channels | 1 161 612 | 19,3% | 1 494 445 | 20,1% | 128,7% |
| Other expenses | 1 256 463 | 20,8% | 1 664 054 | 22,4% | 132,4% |
| **TOTAL** | **6 031 548** | **100,0%** | **7 443 369** | **100,0%** | **123,4%** |

The expenses growth rate for the Company on the whole does not exceed the receipts growth rate: 123.4% against 125.2% respectively.

The structure of expenses has not undergone any considerable changes as compared to the year 2001.

The reduction of deductions to the Research & Design Fund is connected with the change in the method of charging them in 2002 (0.5% of receipts instead of 1.5% of the prime cost).

The increase in the percentage of expenses for tax payment is connected with the growth in receipts (transport tax) and with the increase of the land tax.

The growth of the share of OJSC Rostelecom's expenses for channels has been caused by the increase in the integral rate and by the growth of long-distance calls exchange.

The increase in the percentage of other expenses in the prime cost has been caused by the inflation processes, viz., by the increase in prices for services of external organizations, increase in rent rates and public utilities rates.

Structure of Expenses for the year 2002


Прочие расходы
23%
Заработная плата
с начислениями
37%
Оплата за каналы
"Ростелеком"
20%
Амортизация
11%
Налоги,
включаемые в
себестоимость
2%
Отчисления в
фонд НИОКР
0%
Материальные
затраты
7%

### *5.7. Key Indices of the Company's Activities Efficiency*

KEY INDICES OF THE COMPANY'S ACTIVITIES EFFICIENCY

| *INDEX* | **MEASURING UNIT** | ***2001*** | ***2002*** | ***Rate, 2002/2001*** |
|---|---|---|---|---|
| **Income per line** | roubles | 2556 | 3080 | 121% |
| **Balance sheet profit per line** | roubles | 385 | 200 | 52% |
| Gross income per employee | thousand roubles | 258 | 336 | 130% |
| **Balance sheet profit per employee** | roubles | 38 897 | 21 823 | 56% |
| **Number of lines per employee** | Line/person | 101 | 109 | 108% |

### *5.8. Data on the Amount of Net Wealth of the Company*

DATA ON THE AMOUNT OF NET WEALTH OF THE COMPANY

| **No.** | **Index (thousand roubles)** | **As of 01.01.2003** |
|---|---|---|
| 1. | Total net wealth (thousand roubles) | 10 997 544 |
| 2. | Authorized capital (thousand roubles) | 937 940 |
| 3. | Reserve (thousand roubles) | 29 375 |
| 4. | Ratio of net wealth to authorized capital (line 1/line 2), % | 1162,54 |
| 5. | Ratio of net wealth to sum total of authorized capital and reserve (line 1/(line 2+line 3)), % | 1127,25 |

## *VI. PERSONNEL MANAGEMENT*

### *6.1. Labour and Wages*

Remuneration of labour and provision of social benefits to the employees of the Company branches in 2002 complied with the Provisions on Remuneration of Labour prepared by the branches independently on the basis of the Industry Wage Rates Scale. Remuneration of labour and provision of social benefits to the employees of the General Directorate complied with the Provisions on Remuneration of Labour applied in the Petersburg Telephone Network branch.

The time-plus-bonus wage system has been mainly used by the Company. The constant part of the wages was formed proceeding from the minimum wage rates scale (salary) of the 1st labour remuneration category adopted in the branches, taking into account constant extra payments and surpluses to employees as established by the active law. The Industry Wage Rates Scale was taken as the basis of forming the wage rates scales applied in the branches.

Official salaries of specialists and employees were established within the limits of the wage coefficients for each category according to the skills, educational level, scope of work done, variety of functions performed, responsibility degree, complexity and intensity of labour. Official salaries of workers were established according to categories depending on the complexity of job done and respective skills.

Incentive measures were taken in the branches for employees combining extra jobs with their basic work, i.e. a system of extra payment was used: for combining professions (positions), expanding the servicing area, increasing the scope of work done and for replacement of temporarily absent employees.

Rises in wages were established for high achievements in labour or for especially important jobs done by specialists, and rises for professional mastery were given to individual highly skilled workers engaged in especially important and critical jobs.

Extra money was paid to workers leading teams for team leadership.

The variable part of wages was formed by incentives for employees and by payment of incentive bonuses to them based on the results of work for the respective period under report. The amount of the branch employees incentive fund is tied to ensuring the key economic indices. The said unified procedure of providing incentives has been established for all categories of employees, and incentives in respect of various hierarchic and functional groups of employees were further differentiated by introducing extra marks and establishing various intervals of incentives (on a monthly/quarterly basis).

During the year under report, the Petersburg Telephone Network branch worked on creating a single labour remuneration system that would meet the requirements of the Labour Code and would be flexible in view of the rapidly changing labour market. As a result, manning tables have been prepared and approved for the year 2003, and notifications have been issued to each employee with a proposal of new conditions of the employment contract. As of 31.12.2002, the overwhelming majority of employees agreed to the new "Conditions..." The introduction of this system will make it possible to change the wages structure.

At the moment, the structures of the wages fund composition in branches differ from one another very much. Wages according to wage rates, salaries and piece rates for the Company on the whole are 40.2% of the total wages fund, bonuses from all sources make 18.1%, and payments in accordance with the district regulation make 16.8% (50.3% in the Murmanelectrosvyaz branch, 39,1% in Artelecom of Arkhangelsk Oblast, etc.).

### *6.2. Improving the Management Structure.*

During the year 2002, the work of improving the Company management structure continued, and the purpose of it was:

- to improve the responsiveness and efficiency of structural units management as a result of renewing the organization and personnel management schedules;
- to reduce the number of and later to liquidate completely unprofitable structural units;
- to optimize the number of the personnel;
- to increase profit and to reduce costs.

On 30.10.2002
OJSC Artelecom of Arkhangelsk Oblast,
OJSC Murmanelectrosvyaz,
OJSC Novgorodtelecom,
OJSC Electrosvyaz of Pskov Oblast,
OJSC Cherepovetselectrosvyaz,
OJSC Electrosvyaz of the Republic of Karelia,
OJSC Electrosvyaz of Vologda Oblast and
OJSC Electrosvyaz of Kaliningrad Oblast
were re-organized in the form of affiliation with
OJSC North-West Telecom. Since 01.11.02, the respective branches of OJSC North-West Telecom started their operation on the basis of the above listed regional companies.

During the year 2002, the organizational charts of all branches and of the General Directorate were revised, which has made it possible to form the optimum structures. To ensure the maximum use of the labour potential, the applied labour standards have been studied, rates have been established for jobs according to the type of work performed, job descriptions have been re-written, and the functions have been set forth more precisely.

As a result of the above measures, the efficiency in the manageability of the Company's units increased. Thus, in the branch Electrosvyaz of Vologda Oblast, in the course of enlargement, there remained 9 communication centres by 01.01.2003 out of the 18 that had existed early in 2002. In the branch Electrosvyaz of the Republic of Karelia, there remains half the number of structural units in the republican centre. Centralization of the personnel functions (for the city of Murmansk), the functions related to making civil contracts (for the city of Murmansk), financial, economic, accounting and control functions, as well as remuneration and labour organization functions within the Main Board of the branch, has been carried out in the Murmanelectrosvyaz branch. Besides, some structural units of the Murmanelectrosvyaz branch have been abolished. In the Novgorodtelecom branch, 6 communication centres were established in 2002 on the basis of the 20 district communication centres as a result of the re-organization.

### *6.3. Personnel Management.*

During 2002 the work of the personnel management services was aimed at ensuring the processes of re-organization, solving the problems of quality recruitment and efficient use of the personnel potential.

The official number of the Company's employees decreased in 2002 by 819 persons and, as of 01.01.2003, amounted to 30550 (instead of 31369 - as of 01.01.02).

**INFORMATION ON THE NUMBER AND WAGES OF THE EMPLOYEES OF OJSC NORTH-WEST TELECOM FOR THE YEAR 2002**

| | 2001 | 2002 | Change rate, % |
|---|---|---|---|
| Average number, total, persons | **32 423** | **31 261** | **96,4** |
| including: | | | |
| **Average official number of employees, persons** | **31 122** | **30 040** | **96,5** |
| Average number of external employees combining jobs, persons | 100 | 96 | 96,0 |
| Average number of employees who worked under civil contracts, persons | 1 201 | 1 125 | 93,7 |
| Wages fund, total, thousand roubles | **1 763 167,6** | **2 204 949,3** | **125,1** |
| including: | | | |
| **Wages fund of official employees, thousand roubles** | **1 733 106,8** | **2 161 879,3** | **124,7** |
| Wages fund of external employees combining jobs, thousand roubles | 2 163,7 | 2 617,7 | 121,0 |
| Wages fund of employees who worked under civil contracts, thousand roubles | 23 103,0 | 31 866,7 | 137,9 |
| Wages fund of the unofficial employees, thousand roubles | 4 794,1 | 8585,6 | 179,1 |
| **Average monthly wages of the official employees, roubles** | **4 641** | **5 997** | **129,2** |

Measures to improve the educational standard of the personnel have been taken on a systematic basis. The number of employees who graduated from higher schools has increased in the total number of the employees; as of 01.01.03 it was 21.3%.

Long-term work to form a personnel reserve for executive positions is carried out in all structural units of the Company on a systematic basis. Attention is focused on efficiency of training the reserve. Employees possessing the respective potential and skills and capable of working with people are selected to the reserve for nomination to executive positions.

Along with recruitment and distribution of human resources, a most important area in personnel management is further training of personnel.

In 2002 training of Company's employees was arranged both in the Training Centres of branches and in specialized higher schools and Training Centres of the Russian Federation: Prof. M.A.Bonch-Bruyevich State University of Telecommunications (St. Petersburg), IPK MTUSI (Moscow), NOU SPb Centre of Telecommunications, Povolzhskaya State Academy of Telecommunications and Information Science (Samara), Academy of IT (Moscow), UNTc Sodeystviye, Rezonans, and other institutions.

The Company's branches often send people for full-time and extra-mural studies at higher schools and colleges in the framework of target training of specialists for work for structural units of the Company on contractual conditions, the educational being paid for from the Company's funds. The Company's branches (Electrosvyaz of the Republic of Karelia, Electrosvyaz of Vologda Oblast, Electrosvyaz of Kaliningrad Oblast) organize entrance examinations to the St. Petersburg GUT (State University of Telecommunications) on an annual basis for selected candidates to the full-time and extra-mural departments, which makes it possible to plan the career progress of the personnel.

## *VII. COMPANY DEVELOPMENT PROSPECTS*

### *7.1 General*

For a successful development of OJSC North-West Telecom, first of all, the obsolete and worn equipment must be replaced, and a more efficient rate regulation must be introduced. The rate policy of the Company proper should be more flexible and take into account the prospects and customer's requirements.

The key tasks to be tackled by the company within the five years to come include:

- satisfying citizens' application for installation of telephone lines;
- transition to the time-based call billing throughout the territory of the North-Western District of Russia;
- development of extra services (Internet, data transmission, set services to business clients);
- increasing the company's share in the markets of new services.

Solving these tasks will require much effort in developing the communication network infrastructure.

The key areas of developing telecommunication networks of OJSC North-West Telecom are:

- telephone network digitalization;
- creating intelligent networks;
- creating multiservice networks for provision of integrated services;
- digitalization of primary public networks.

### *7.2 Basic Provisions of the Strategy in the Field of Traditional Communication Services*

*Public Telephone Network Development*

The key area of public network development is digitalization and capacity growth. It is proposed that the "replacement" and "superposition" strategies be used on local city networks for transition from analog networks to digital networks. The "replacement" strategy implies the use of digital transmission and switching systems for replacement of obsolete equipment and build-up of the existing network capacity.
The "superposition" strategy consists in creating, along with the existing network, a new digital network that can be optimized and expanded in accordance with the growth in the number of network subscribers and the demand for its services. Besides, OJSC North-West Telecom's development plans provide for digitalization of rural telephone networks, too.
By the end of the year 2007, the telephone density of OJSC North-West Telecom's networks on the whole must amount to 34.9 telephone lines for 100 residents, including 39.3 telephone lines for 100 residents on city telephone networks and 16.7 telephone lines for 100 residents on rural telephone networks.

### *7.3 Basic Provisions of the Strategy in the Field of New Communication Services*

*Service Telephone Cards (STK cards)*

An important tool of attracting various categories of users (both individuals and legal entities) that OJSC North-West Telecom has at its disposal are service telephone cards. Their capabilities may be expanded through turning them into an intelligent facility of payment for various services and expansion of the geography of use.

*IP- telephony*

Calls using the IP- telephony are considered as an especially promising service. At the moment, this is both quite cheap for subscribers and profitable from the standpoint of quality thanks to the new technologies in the Russian market.

The expected trend is a considerable growth of the volumes of VoIP-equipment sales in the corporate sector. Within the 2 years to come the market of IP-telephony will be mainly determined by big companies, while end users will manifest any noticeable activity only starting from the year 2003. The volume of supplies of private telephone exchanges supporting the IP protocol will grow by 25% as compared to the last year and will amount to almost 3 MIO exchanges; and by the year 2005 the volume of IP PAXs must exceed the market of traditional office exchanges. The total volume of the VoIP market will reach $19 billion by

the year 2003. Today about 20% of the outgoing international traffic is transmitted using the VoIP technology in the Russian market, the lion's share of that traffic being handled by alternative operators.

*Sets of Services*

Formation of service sets intended for various specialized groups of consumers will be more and more important in the practice of advanced operator companies. They may include, in different proportions, services of traditional telephony (local, long-distance, international), access to the Internet, VPN, IN services, etc. Such bundling of services facilitates commercial processes in companies and makes it possible to build the strategy of network development more efficiently. Engineering solutions on access networks, ensuring that the necessary services are brought to users, can easily be determined for each set of services. Information on the status of the client base and on service sets offered to various categories of users also makes it possible to determine the requirements for the backbone network of the operator company (transport network throughput, switching unit capacity, etc.)

Service sets that can be considered the most popular for the foreseeable future may include the following at the macro level:

- for big/medium business – high quality digital telephony; IP-telephony; access to the Internet at quite high speeds (256 kbit/s and higher); virtual corporate network with voice and data integration; video conferences; call processing centre services; some IN services; video services in some cases (distribution of advertising video clips, etc.);
- for small business – high quality digital telephony; IP-telephony (on a more mass scale than for big business); access to the Internet at speeds up to 128 kbit/s and, in certain cases, higher; virtual corporate network with voice and data integration (in some cases); call processing centre services; intelligent network services; services of voice/fax/universal mail; video services in some cases (distribution of advertising video commercials, etc.);
- for the home/apartment sector (for users with increased demand for telecommunication services) - high quality digital telephony; IP-telephony; access to the Internet at speeds from 64 or 128 kbit/s and, in certain cases, higher – up to 2 Mbit/s; some IN services; services of voice/fax/universal mail; video services in some cases (video on demand – VOD, etc.).

## VII. THE USE OF RETAINED PROFIT BY THE COMPANY

### 8.1. Basic Areas of Using Retained Profit in 2002.

THE USE OF RETAINED PROFIT BY THE COMPANY

| No. | Indices | Meas. unit | 2002 | |
|---|---|---|---|---|
| | | | Approved by the general meeting of the shareholders | Report |
| 1 | 2 | 3 | 4 | 5 |
| | Retained profit – **total** as of 01.01.02. | thousand roubles | 936 068 | 936 068 |
| **Basic areas of profit distribution:** | | | | |
| 1. | **For cover:** | | | |
| a) | of losses incurred in past years | thousand roubles | 10 030 | 10 030 |
| | including:<br>- costs that are not secured by funding sources | thousand roubles | - | - |
| b) | loss in the year under report | thousand roubles | 0 | 0 |
| 2. | For reserve formation<br>of the total amount of profit to be distributed | thousand roubles<br>% | 11 823<br>1,26 | 5 901<br>0,6 |
| 3. | For the formation of a specialized joint stock fund of the Company's employees (if formation of such a fund is provided for by the incorporation documents)<br>of the total amount of profit to be distributed | thousand roubles<br>% | 0<br>0 | 0<br>0 |
| 4. | For payment of dividend<br>of the total amount of profit to be distributed | thousand roubles<br>% | 133 775<br>14,29 | 133 775<br>14,29 |
| 5. | Funds used by the Company as the financial security of operation development (including participation on a share basis) - total<br>of the total amount of profit to be distributed<br>including:<br>- participation on a share basis | thousand roubles<br>%<br>thousand roubles | 441 173<br>47,13<br>- | 441 173<br>50,57<br>- |
| 6. | Retained profit balance | thousand roubles | 339 267 | 345 189 |

### *8.2. Basic Areas of Distributing Retained Profit, Planned for the Year 2003.*

BASIC AREAS OF DISTRIBUTING RETAINED PROFIT, PLANNED FOR THE YEAR 2003

| No. | Indices | Meas. unit | 2003 Planned |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1. | Free balance of retained profit of past years as of 01.01.03 to be distributed. | thousand roubles | 345 189 |
| | **Areas of using it:** | | |
| a) | for cover of losses | thousand roubles | 0 |
| b) | to increase the authorized capital in respect of the retained profit of past years | thousand roubles | 345 189 |
| 2. | Retained profit of the year under report | thousand roubles | 327 264 |
| | **Basic areas of using the retained profit of the year under report** | | |
| a) | for cover of losses of past years | | 0 |
| b) | for reserve formation<br>of net profit | thousand roubles<br>% | 17 522<br>5,4 |
| c) | for the formation of a specialized joint stock fund of the Company's employees (if formation of such a is provided for by the incorporation documents)<br>of net profit | thousand roubles<br>% | 0<br>- |
| d) | for payment of dividend<br>of net profit | <br>% | 75 382<br>23,0 |
| e) | to increase the authorized capital in respect of the retained profit of the year under report<br>of net profit | thousand roubles<br>% | 234 360<br>71,6 |

Net profit has been distributed as proposed:

- 17 522 thousand roubles, or 5.4% of the net profit of the year under report, are additionally allocated for reserve formation until it reaches 5% of the authorized capital;
- 75 382 thousand roubles, or 23.0% of the net profit, are allocated for dividend payment, of which 47 099 thousand roubles are assigned for payments for common stock holders and 28 283 thousand roubles for preferred stock holders.
- 234 360 thousand roubles (71.6% of net profit) are the balance of retained profit.

## *IX. REPORT ON PAYMENT OF STATED (CHARGED) DIVIDEND ON THE COMPANY'S SHARES*

DIVIDEND PAYMENT DYNAMICS

| ***CATEGORY/ TYPE OF SHARES*** | **Common stock** | | | **Type A preferred stock** | | |
|---|---|---|---|---|---|---|
| **YEAR** | **dividend per share (roubles)** | **% of face value of a share** | **Total charged (thousand roubles)** | **dividend per share (roubles)** | **% of face value of a share** | **Total charged (thousand roubles)** |
| **1998** | - | - | - | 0,01 | 1 | 841,86 |
| **1999** | 0,012 | 1,2 | 4 587,47 | 0,079 | 7,9 | 6 650,69 |
| **2000** | 0,119 | 11,9 | 56 293,78 | 0,257 | 25,7 | 29 441,30 |
| **2001** | 0,077 | 7,7 | 36 425,39 | 0,248 | 24,8 | 28 381,33 |

*The amount of dividend for the year 2002 recommended by the Board of Directors for approval by the General Meeting of the Shareholders is:*

- *0.064 roubles per share for common stock;*
- *0.140 roubles per share for preferred stock;*

## *X. INFORMATION ON THE MOST IMPORTANT TRANSACTIONS MADE BY THE COMPANY*

| No. | Company body taking decision on approval of transaction | Transaction type | Data on the person(s) interested in transaction | Subject of contract | Parties to contract | Price of contract | Effective date of contract | Contractual period |
|---|---|---|---|---|---|---|---|---|
| 1 | Board of Directors | related party transaction | **G.B. Chernyak** – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC FC ZENITH | sale of a block of shares | OJSC NWT, CJSC FC ZENITH | 1,200,000 roubles | 26.03.02 | 26.03.02 |
| 2 | Board of Directors | related party transaction | **Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress | payment for medical services to citizens included in the lists submitted by OJSC NWT | OJSC NWT, ICJSC Medexpress | 3,639,000 roubles (with additional approval: 4 304 462 roubles) | 01.03.2002 | 28.02.2003 |
| 3 | Board of Directors | related party transaction | **Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress | payment for medical services to citizens included in the lists submitted by OJSC NWT | OJSC NWT, ICJSC Medexpress | 6,859,370 roubles (with additional approval: 7 113 370 roubles) | 01.03.2002 | 28.02.2003 |
| 4 | Board of Directors | related party transaction | **Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Lensvyaz<br>**S.V.Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Lensvyaz | lease of premises owned by OJSC NWT | OJSC NWT, OJSC Lensvyaz | 493 392,02 conventional units (according to the exchange rate of the Central Bank of RF as of the day of payment) | 30.05.2002 | 30.04.2003 |
| 5 | Board of Directors | related party transaction | **Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing | Leasing of switching equipment produced by CJSC NEC-NEVA | OJSC NWT, OJSC RTK-Leasing | 417,741,529.2 JPY (according to the exchange rate of the Central Bank of RF as of the day of payment) | 06.06.2002 | 31.12.2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | **V.Ye. Belov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing<br>**A.I. Osipchuk** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing | | | | | |
| 6 | Board of Directors | related party transaction | **A.I. Osipchuk**– Member of the Board of Directors of OJSC North-West Telecom and Member of the Council of the Non-Profit Partnership *Centre for Research of Telecommunications Development Problems* | timeless target transfer of monetary funds | OJSC NWT, Non-Profit Partnership *Centre for Research of Telecommunications Development Problems* | 1% of OJSC NWT's receipts | 20.03.02 | 31.12.02 |
| 7 | Board of Directors | related party transaction | **Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank<br>**S.V.Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank | granting a loan in the overdraft form | OJSC NWT, CJSC North-West Telecombank | 38,000,000 roubles | 20.12.02 | 19.11.03 |
| 8 | Board of Directors | related party transaction | **Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing<br>**V.Ye. Belov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing | property leasing | OJSC NWT, OJSC RTK-Leasing | 116,560,562 roubles | In the stage of signing | |

## *XI. DATA ON PARTICIPATION OF THE COMPANY IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (IN WHOSE AUTHORIZED CAPITAL THE SHARE OF THE COMPANY IS AT LEAST 10%)*

| **Company** | **Area of activities** | **Investment amount as of 31/12/2002 (thousand roubles)** | **Share in the authorized capital:** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Subsidiaries | - | - | - |
| LLC AMT | Consulting services | 11 600,00 | 100,00% |
| LLC Centrum | Restaurant services | 49,88 | 100,00% |
| LLC Pagetelecom | Paging communication services | 185,00 | 100,00% |
| LLC Polycomp | Publishing | 4,49 | 90,00% |
| LLC AGTS | Communication | 62 052,49 | 77,00% |
| CJSC Vologda Cellular Communication | Cellular communication services | 33,00 | 60,00% |
| CJSC St. Petersburg Telecommunication Centre | Communication specialists training | 2 150,50 | 54,38% |
| LLC Novgorod Datacom | Internet Services | 52,00 | 52,00% |
| LLC Bona | Trading, purchasing, agency, marketing, repairs, construction, production of consumer goods, provision of personal services, procurement, processing and sales of wood and agricultural products | 2,23 | 51,00% |
| OJSC Kolatelecom | Provision of long-distance and international communication services via dedicated network | 2,00 | 50,00% |
| **Total subsidiaries** | X | **76 131,58** | X |
| Affiliated companies | | | |
| CJSC NEVA KABEL | Production and sales of quality telephone cables | 95,00 | 49,00% |
| CJSC Delta Telecom | Provision of the services of cellular radio telephone communication in the NMT-450i standard | 52,49 | 43,00% |
| CJSC Commercial Television and Radio | Services of telecasting and broadcasting | 0,20 | 40,00% |
| IJSC Medexpress | Various types of voluntary insurance | 21 361,47 | 35,00% |
| CJSC Kaliningrad Mobile Networks | Cellular communication, NMT-450 MHz | 261,33 | 33,50% |
| CJSC WestBaltTelecom | Local telephone communication | 11 343,35 | 28,00% |
| CJSC Octagon Technologies | Communication services | 2,22 | 26,00% |
| OJSC Tele-Nord | telecommunications and radio communications (cellular radio telephone communication, NMT-450 standard) | 25,00 | 25,00% |

| | | | |
|---|---|---|---|
| CTJSC Dancell | Production of communication facilities | 3,50 | 24,00% |
| **Total affiliated companies** | X | **33 144,56** | X |
| Financial investment in other organizations | X | | X |
| CJSC Northern Clearing Chamber | Payment & settlement systems using closed financial electronic system | 519,70 | 19,97% |
| OJSC The St. Petersburg Bank of Reconstruction and Development | Banking services | 2 959,95 | 18,30% |
| OJSC Telecominvest | Consulting services | 24 499,90 | 15,00% |
| CJSC North-West Telecombank | Banking services | 2 070,85 | 14,20% |
| CJSC FORE | Production of foodstuffs | 1,09 | 13,30% |
| CJSC ROSTELEGRAPH | Communication services | 48,00 | 11,84% |
| CJSC VISA | Consular, passport and visa support services | 0,05 | 10,00% |
| CTJSC Kit | Publishing (reference books) | 8,05 | 6,79% |
| CJSC TD-Telecom | Provision of telephone communication services, agency in GSM services | 58,70 | 6,70% |
| OJSC Capital | Investment activities | 60,01 | 4,30% |
| CJSC RusLeasingSvyaz | Acquisition of expensive communication equipment and the transfer of it to lessee companies | 1 424,00 | 3,65% |
| NPF Alternativa | Extra provision of pensions | 45,00 | 3,00% |
| UKB Novobank | Banking | 424,79 | 2,00% |
| OJSC Dvinskaya Zemlya | Tourist services | 20,00 | 2,00% |
| NPF Kapitan | Extra provision of pensions | 52,50 | 1,59% |
| OJSC for the Construction and Operation of the Ring Motor Road of St. Petersburg | Construction of the protection facilities and the ring motor road around St. Petersburg | 200,00 | 1,74% |
| Arcticpromstroybank | Superposed public distributed network | 0,32 | 1,20% |
| CJSC St. Petersburg Teleport | Creating, operating and developing the St. Petersburg Teleport | 10,00 | 1,00% |
| Morskoy CB | Banking | 91,23 | 1,40% |
| AIK PSB Arkhangelskpromstroybank | Banking transactions and operations | 25,41 | 0,42% |
| OJSC Arkhangelsk TV Company | Cable TV services | 2,41 | 0,40% |
| OJSC Svyaz-Bank | Banking services | 232,07 | 0,37% |
| ACB Baltika | Banking | 274,70 | 0,07% |
| Gvardeyskoye OSB | Banking | 1,07 | 0,00001% |

## *XII. KEY RISK FACTORS*

Risk factors significantly affecting the business of OJSC North-West Telecom include first of all:

**Economic risks:**

- the risk of further devaluation of the rouble, taking place at a higher rate than the growth of rates, which, with hard currency debt liabilities of OJSC North-West Telecom, will result in negative exchange rate differences that may lead to losses;
- competitive risks (competition of alternative superposed network operators) and possible restrictions of the Ministry of Antimonopoly Policy – the strong positions of the Issuer in the telecommunication services market of the North-Western region make it possible to consider such risks less important and less probable.

**Social risks:**

are associated with the possibility of essential changes in the political system and ownership relations in Russia, which may entail curtailment of market relations, including the stock market.

**Industry risks:**

are the lowest, as, after restructuring of the industry's enterprises included in the OJSC Svyazinvest holding company, OJSC North-West Telecom has united several regional operators of the RF entities in the North-Western District. By the moment the Issuer has become a leading enterprise in the telecommunications industry, with receipts about 10 billion roubles.

**Engineering risks:**

are associated with the technical condition of Issuer's equipment. OJSC North-West Telecom pays much attention to technical re-equipment, scientific design and investment programmes dedicated to the introduction of new technologies.

**Environmental risks:**

are the lowest, as the equipment that is used does not essentially affect the natural environment.

## XIII. INFORMATION ON THE BODIES OF THE COMPANY

The general meeting of the shareholders is the supreme management body of the company;

### *13.1. Board of Directors*

MEMBERS OF THE BOARD OF DIRECTORS
OJSC North-West Telecom.
2002 - 2003
(elected by the Annual General Meeting of the Shareholders on 25th June 2002)

| No. | Full name | Date of birth | Position occupied |
|---|---|---|---|
| 1. | Belov, Vadim Yevgenyevich | 1958 | OJSC Svyazinvest. Deputy General Manager Does not hold any shares of the Company |
| 2. | Bilibin, Yury Alexandrovich | 1971 | OJSC Svyazinvest. Assistant General Manager Does not hold any shares of the Company |
| 3. | Lebedinets, Oleg Anatolyevich | 1977 | Brunswick Investment Research Limited Director of the Analytical Department Does not hold any shares of the Company |
| 4. | Levkovsky, Dmitry Vladimirovich | 1965 | NCH Advisors, Inc. Vice-President Does not hold any shares of the Company |
| 5. | Osipchuk, Anton Igorevich | 1967 | OJSC Svyazinvest. First Deputy General Manager Does not hold any shares of the Company |
| 6. | Ragozina, Irina Mikhaylovna | 1950 | Corporate Management Department Director OJSC Svyazinvest. Does not hold any shares of the Company |
| 7. | Rodionov, Ivan Ivanovich | 1953 | AIG Brunswick Capital Management Managing Director Does not hold any shares of the Company |
| 8. | Soldatenkov, Sergey Vladimirovich | 1963 | Moscow Representative Office of Telecominvest Holds some shares of the Company |
| 9. | Yashin, Valery Nikolayevich | 1941 | OJSC Svyazinvest. General Manager Holds some shares of the Company |

MEMBERS OF THE BOARD OF DIRECTORS
OJSC North-West Telecom.
2003
(elected by the Extraordinary General Meeting of the Shareholders on 14th February 2003)

| No. | Full name | Date of birth | Position occupied |
|---|---|---|---|
| 1. | Belov, Vadim Yevgenyevich | 1958 | OJSC Svyazinvest. Deputy General Manager Does not hold any shares of the Company |
| 2. | Bilibin, Yury Alexandrovich | 1971 | OJSC Svyazinvest. Assistant General Manager Does not hold any shares of the Company |
| 3. | Wilkening, Benjamin Stephen David | 1962 | AIG-Brunswick Capital Management Managing Director of the Company Does not hold any shares of the Company |
| 4. | Gogol, Alexandr Alexandrovich | 1946 | St. Petersburg State University of Telecommunications Rector Does not hold any shares of the Company |
| 5. | Ikonnikov, Alexandr Vyacheslavovich | 1971 | Director of the Association for Investors' Rights Protection Chairman of the Management Board of the Association of Independent Directors |
| 6. | Levkovsky, Dmitry Vladimirovich | 1965 | NCH Advisors, Inc. Vice-President Does not hold any shares of the Company |
| 7. | Ragozina, Irina Mikhaylovna | 1950 | Corporate Management Department Director OJSC Svyazinvest. Does not hold any shares of the Company |
| 8. | Rodionov, Ivan Ivanovich | 1953 | AIG Brunswick Capital Management Managing Director Does not hold any shares of the Company |
| 9. | Soldatenkov, Sergey Vladimirovich | 1963 | General Manager of OJSC Megaphone Holds some shares of the Company |
| 10. | Sysoyev, Alexandr Abramovich | 1949 | OJSC North-West Telecom. General Manager Holds some shares of the Company |
| 11. | Yashin, Valery Nikolayevich | 1941 | OJSC Svyazinvest. General Manager Holds some shares of the Company |

In 2002 remuneration of the Members of the Board of Directors complied with the decision of the annual general meeting of the shareholders held in June 2002, that established the standard remuneration in the amount of 0.08% of the profit before taxes (line 140 of form No. 2 of the Profit and Loss Report).

At the same time, reimbursement for business trip costs associated with performing the duties of the Members of the Board of Directors was established.

At the moment, the remuneration of the Members of the Board of Directors complies with Article 7 of the Provisions on the Board of Directors, adopted by the extraordinary general meeting in February 2002.

Two elements of the remuneration are provided for: quarterly remuneration established for each Member of the Board as a certain percentage of the Company's receipts, and annual remuneration for the entire Board of Directors determined as a percentage of net profit.

In the future, the possibility of participation of the Members of the Board of Directors in option programmes of the Company is provided for.

Taking into account that in fact all Members of the Board of Directors take part in the work of the Board's Committees, remuneration for participation in the work of the Committees is not separated in the quarterly remuneration . Remuneration for participation in the work of each session is not separated, either, as the said Provisions provide for a reduction or non-payment of the remuneration to Members of the Board of Directors who do not take part in sessions.

In February 2002, the extraordinary general meeting established the rate of quarterly remuneration in the amount of 0.0065% of the receipts and the rate of annual remuneration in the amount of 0.4% of profit.

Taking into account the reduction of net profit in 2002, the Board of Directors took a decision at its session on 15th May 2003 not to pay the annual remuneration to Members of the Board of Directors for the year 2002 in compliance with clause 7.4 of the above Provisions.

For the year 2003 the Board of Directors proposed that the annual general meeting should reduce the rate of quarterly remuneration to 0.0062% of the receipts and leave the rate of annual remuneration in the amount of 0.4% of profit without changes.

In 2002 the total amount of remuneration to Members of the Board of Directors was 1,388,304 roubles or 10,517 roubles per month for each.

The Company is working on improving the motivation system with the participation of the International Financial Corporation. It has been agreed upon considering in the future the issue of abandoning associating the quarterly remuneration of the Members of the Board of Directors with the receipts, and upon introducing into the annual remuneration an element of associating it with the net profit growth dynamics and with the Company's capitalization change, not only with net profit.

## Information
## on Operation of the Board of Directors of OJSC North-West Telecom
## for the period from 1st January till 31st December 2002

Number of sessions of BD: 23; including those with the actual presence of members: 8; those held by correspondence: 15

Basic issues:

- Approving the budget for the year 2002. On the consolidated budget
- Considering the quarterly results of budget performance
- On the status of accounts receivable. On creating a doubtful debt reserve
- On debt restructuring
- Company's organizational structure
- On creating branches of OJSC North-West Telecom and on introducing respective amendments to the Company's Articles of Association
- Approving the Provisions on a Company Branch
- Considering the Draft New Version of the Company's Articles of Association
- On convoking the annual meeting of the shareholders, and approving the agenda of the meeting
- Approving decisions on issuing extra common stock and extra preferred type A stock of the Open Joint-Stock Company North-West Telecom
- Preliminary Approval of the Annual Report
- Recommendations on the amount of annual dividend, the method and timing of dividend payment for shares of each category (type)
- On the strategy of improving the competitive capacity of telecommunication services provided by the Company.
- On convoking an extraordinary General Meeting
- Approving the Programme for Relations with Investors
- On introducing the time-based billing system

### *13.2. General Manager*

**General Manager - Chairman of the Board - Sysoyev, Alexandr Abramovich**

A.A. Sysoyev was born in 1949 in Leningrad. He started his work at the telegraph office as an engineer of the AT-PS section (switched and direct-dial teleprinter exchange), at the same time studying in the 5th year of the evening department of the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications.

In the period from 1976 till 1998 he climbed the ladder from an engineer to the General Manager of OJSC St. Petersburg Telegraph. Being the head of OJSC St. Petersburg Telegraph, he was in charge of the technical re-equipment at that oldest enterprise of document telecommunication in Russia.

On 3rd June 1998 A.A. Sysoyev was elected the General Manager of OJSC Lensvyaz. Under his direction, serious work started in the Lensvyaz company to implement the General Schedule for the Development of the Telecommunication System in Leningrad Oblast, in compliance with which the transport network is being built on the basis of fibre-optic communication lines, and the total length of the network will be 1700 km.

According to the decision of the Board of Directors dated 29.07.02, A.A. Sysoyev was appointed acting General Manager, and on 6th September 2002, at the extraordinary general meeting of the shareholders he was elected the General Manager of OJSC North-West Telecom. In 2002 he graduated from the second higher school – the St. Petersburg State University of Economics and Finance, majoring in *Finance and Credit.*

Candidate of technical sciences.

In 1990 A.A. Sysoyev was awarded the Labour Veteran medal for many years of conscientious work. In 1998 the honorary title "Master of Communications" was given to A.A. Sysoyev for accomplishments in the field of development and improvement of communication facilities. By the decree of the President of the Russian Federation No. 929 of 30 July 1999, A.A. Sysoyev was awarded the medal "For Service to the Motherland" for his accomplishments in the field of telecommunications development in the territory of St. Petersburg and Leningrad Oblast and in connection with his jubilee – the 50th birthday.

A.A. Sysoyev's hobby is cars.

Married, with a daughter.

### *13.3. Management Board*

**Deputy General Manager – Strategic Development and Technical Policy Director – Akulich, Vladimir Alexandrovich**

Vladimir Alexandrovich Akulich was born on 23.08.1956 in the city of Klaipeda, Lithuanian SSR. In 1978 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in *Automatic Telecommunications – Telecommunications Engineer.*

From 1978 till 1992 he climbed the ladder of the specialist in the field of telecommunications – from a foreman of the Research Institute VNII of radio electronic systems, NPO Leninets, to the Chief Engineer of the Nekrasovsky Telephone Centre of the Leningrad City Telephone Network.

V.A. Akilich was a founder of CJSC PeterStar, having become its head in 1992 as the director of the enterprise under construction, and headed CJSC PeterStar to 1998.

From 1998 to 2000 he was the Construction Manager of OJSC PTN.

In 2000 he was the Deputy General Manager of OJSC Telecominvest.

From December 2000 till 2002 he was the Long-Distance and International Communications Director, Manager of a branch of OJSC PTN - Long-Distance and International Telephone.

Since 2002 he has been in his current position.

By Order No. 147-II of 20.12.01 of the RF Ministry of Communications, V.A. Akilich was given the title "Master of Communications".

He does not hold any shares of OJSC North-West Telecom.

V.A. Akilich's hobbies are fishing and sports.

Married, with four children.

**Deputy General Manager – Corporate Management Director – Bredkov, Nikolay Gennadyevich**

Nikolay Gennadyevich Bredkov was born on 25.05.1953 in the settlement of Nordvik, Krasnoyarsk Kray. In 1975 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in *Automatic Telecommunications,* and in 1991 from the Moscow Institute of Communications, majoring in *Communication Engineering and Economics.*

In 1978 he was employed by the Leningrad City Telephone Network in the position of the engineer at the Laboratory of Industrial Engineering and Production Control.

From 1991 till 2001 he was the Deputy Economics and Finance Director.

Since January 2001 he was the Structural Re-organization Director, Manager of the Structural Re-

organization Department of OJSC PTN.

Since 2002 he has been in his current position.

N.G. Bredkov's hobbies are computer and video filming.

Married, with a son.

**Personnel Management Director - Vorozheykin, Vladimir Nikolayevich**

Vladimir Nikolayevich Vorozheykin was born on 28.08.1949 in the village of Andronovka, Borodulikhinsky District, Semipalatinskaya Oblast.

In 1978 he graduated from the Leningrad State University, majoring as economist. From 1994 till 1995 he was a post-graduate student at the Leningrad State University. Upon graduation, he defended a thesis for the degree of a candidate of sciences on "Demonopolization of Economy as an Element of Market Relations". In addition to that, he has written four monographs and over 20 articles and publications dedicated to problems of market relations.

Besides, from 1981 till 1984 he studied at the Higher Party School.

He started his career in 1966 as a fitter at Research Institute VNII of Television in Leningrad. Then he served in the Navy in the town of Baltiysk in the rank of first sergeant (1968-1971).

After demobilization he went to work as a mechanic to the Radio Parts Factory in Leningrad.

From 1972 to 1975 he was an instructor and then the head of the organizational department of the Lomonosov Town Committee of Young Communists. Then, from 1975 to 1978 he was an instructor and then the deputy head of the organizational department of the Lomonosov Town Committee of the Communist Party.

After that, he was appointed the head of the organizational department of the Sosnovy Bor Town Committee of the Communist Party. From 1982 till 1987 he was the deputy chairman of the executive committee of the Sosnovy Bor Town Soviet of Peoples Deputies. At the same time, from 1978 till 1987 he was a deputy to the Sosnovy Bor Town Soviet of Peoples Deputies.

From 1987 to 1991 he worked for the Leningrad Oblast Executive Committee, first as the deputy head of the organizational department and then as the administrator.

Then, till 1993, he was the Vice-President of the Federation of Engineers of Russia (Leningrad).

1993-1996 – head of the Board of the State Antimonopoly Committee of RF for Leningrad Oblast.

In 1996 he was the First Deputy Governor of Leningrad Oblast.

In 1996-1997 he was the Deputy General Manager of the Baltic Innovation Company.

To the year 2002 he was first the head of FSEMT (Federal Service for Natural Monopolies Regulation) of the Russian Federation for the North-West and then the Deputy Head of the Territorial Board of the Ministry for Antimonopoly Policy of RF for St. Petersburg and Leningrad Oblast.

In 2000 he was awarded the Order of Honour. Candidate of economic sciences.

Has not held any shares during the year under report.

V. N. Vorozheykin's hobby is active recreation.

Married, with a son and a daughter.

**Regional Manager of the branch PTN, OJSC North-West Telecom - Samylin, Igor Nikolayevich**

Igor Nikolayevich Samylin was born on 05.04.1957 in Leningrad. In 1980 he graduated from M.I. Kalinin Leningrad Polytechnic Institute, majoring as electrophysics engineer.

From 1993 to 1997 he was the Deputy Director of the St. Petersburg Branch of CTJSC DHL International.

In 1997 he graduated from the Open University of Great Britain, specializing in financial management.

In 1997 - 1998 he was the General Manager of CJSC Neda.

From 1998 till 1999 he was the head of the branch of OJSC PTN – Vyborgsky Telephone Centre. From 1999 till 2000 he was the Clients Department Manager of OJSC PTN.

In 2000 he graduated from the second higher school - Prof. M.A.Bonch-Bruyevich State University of Telecommunications (St. Petersburg).

From June 2000 he was the first Deputy General Manager of OJSC PTN – Sales Manager, then – Deputy General Manager – Operational Management and Business Development Director – Regional Manager of the PTN branch.

Candidate of technical sciences (March 2002).

By the Order of the Ministry of Communication and Information Support of RF of 29.08.02, he was given the title "Master of Communication".

Since 2003 he has been in his current position.

I.N.Samylin's hobbies are tennis and swimming.

Married, with a son.

**Chief Accountant – Semchenko, Maya Mikhailovna**

Maya Mikhailovna Semchenko was born on 20.07.1967 in Leningrad. In 1989 she graduated from the Leningrad Ship-Building Institute awarded the Order of Lenin, having defended her graduation thesis as an economist engineer with honours.

In 1996 she graduated from the Open University of Great Britain as a professional manager.

In 1997 she was awarded the qualification certificate of a professional accountant.

From 1992 till 2000 she worked for CJSC Delta Telecom, where, from 1995 till 1999, she held the position of Chief Accountant, and from 1999 till 2000 the position of Financial Manager.

From February 2000 she was the Chief Accountant of OJSC Petersburg Telephone Network

Since 2002 she has been in her current position.

M.M.Semchenko's hobby is traveling.

**Deputy General Manager – Property Management Director – Chernyak, Grigory Borisovich**

Grigory Borisovich Chernyak was born on 20.10.1949 in the city of Gomel, Byelorussian SSR.

In 1971 he graduated from the Byelorussian Institute of Railway Transport Engineers, majoring in *Industrial and Civil Engineering.*

In 1974 he started his work for the Leningrad City Telephone Network as a civil engineer of the Petrogradsky Telephone Centre.

After many stages of his career, in 1990 he became the Deputy Manager of Leningrad City Telephone Network.

From 1994 he was the General Issues Manager of OJSC Petersburg Telephone Network.

Has been officially thanked by the Minister of Communications and Information Support of the Russian Federation for accomplishments in implementing regional telecommunication development programmes, ensuring social security of employees and for many years of conscientious work.

G.B.Chernyak was given the "Master of Communications" title.

Awarded the badge "For Success in Physical Culture and Sports in Russia".

Since 2002 he has been in his current position.

G.B.Chernyak's hobbies are playing varieties of sports, Russian music.

Married, with two sons.

**Deputy General Manager – Economics and Finance Manager – Shalagin, Alexey Vladimirovich**

Alexey Vladimirovich Shalagin was born on 20th October 1958 in Leningrad.

In 1981 he graduated from the Leningrad Institute of Electrical Engineering named after V.I.Ulyanov (Lenin), majoring in *Applied Mathematics,* as mathematician engineer; in 1995 he graduated from the St. Petersburg State University, majoring in *Economics and Management at the Enterprise*, as economist.

In1990 he defended a thesis for the academic degree of a candidate, and the academic degree of a candidate of technical sciences was awarded to him.

04.1981 - 01.1995: academic and teaching work at the V.I.Ulyanov (Lenin) Leningrad Institute of Electrical Engineering.

02.1995 – 08.1995: Alexandr Nevsky Branch of the Chelyabinsk Investment Bank, leading economist, acting department manager.

09.1995-09.2002: OJSC Industry and Construction Bank, leading consultant, department manager, deputy board manager, deputy branch manager.

Since 2002 he has been in his current position.

Does not hold any shares.

Hobbies: sports, painting.

No awards or titles.

Married, with two children.

<u>Information on the Size of Remuneration of the Company's Management Bodies' Members</u>

In 2002 Members of the Board of Directors, Members of the Management Board and the General Manager received 3,940,971 roubles as remuneration.

***13.4 Auditing Committee.***

DATA ON THE MEMBERS OF THE AUDITING COMMITTEE OF OJSC NORTH-WEST TELECOM
(elected by the Annual General Meeting of the Shareholders on 25th June 2002)

| | Full name of the candidate | Position |
|---|---|---|
| 1 | Belyayev, Konstantin Vladimirovich | Chief Accountant of OJSC Svyazinvest |
| 2 | Lozovsky, Anton Vladimirovich | Chief Accountant of NTU (Nekrasovsky Telephone Centre) of the Petersburg Telephone Network branch, OJSC North-West Telecom |
| 3 | Lokhtin, Vladimir Ivanovich | Director of the Department of Telecommunications of OJSC Svyazinvest |
| 4 | Pravdina, Mariya Leonidovna | Contracts Department Manager of the Petersburg Telephone Network branch, OJSC North-West Telecom |
| 5 | Stenin, Alexandr Valeryevich | Acting Financial Department Manager of the Petersburg Telephone Network branch, OJSC North-West Telecom. |

DATA ON THE MEMBERS OF THE AUDITING COMMITTEE OF OJSC NWT
(elected by the Joint (Extraordinary) General Meeting of the Shareholders on 14th February 2003)

| No. | Full name of the candidate | Position |
|---|---|---|
| 1 | Belyayev, Konstantin Vladimirovich | Chief Accountant of OJSC Svyazinvest |
| 2 | Greseva, Lyubov Alexandrovna | Chief Specialist of the Internal Audit and Economical Analysis Department of OJSC Svyazinvest |
| 3 | Kukina, Yelena Alexandrovna | Chief Specialist of the Corporate Financing and Direct Investment Department of OJSC Svyazinvest |
| 4 | Lang, Andrey Yakovlevich | Deputy Economics and Finance Director of OJSC North-West Telecom |
| 5 | Pravdina, Mariya Leonidovna | Investment Department Manager of OJSC North-West Telecom. |
| 6 | Prokofyeva, Irina Viktorovna | Director of the Internal Audit Department of OJSC Svyazinvest |
| 7 | Fyodorova, Natalya Vladimirovna | Chief Accountant of the branch of OJSC North-West Telecom – Electrosvyaz of Pskov Oblast |

## INFORMATION ON THE WORK OF THE AUDITING COMMITTEE OF THE COMPANY

The Auditing Committee of the Company has carried out inspections of the financial and economic operation of the Company:
For the period from 01.01.01 till 31.12.01 in the following areas:

- Accounts receivable,
- Other long-term liabilities,
- Construction-in-progress.

The inspection was carried out in the period from 01.04.02 till 22.04.02;
For the period from 01.01.02 till 01.07.02 in the following areas:
Income gained from long-distance telephone communication services and expenses for deduction to OJSC Rostelecom.
Accounts receivable in key areas of operation, and formation of a reserve for writing off the outstanding accounts receivable.
Analysis of the plan of implementing investment in the first half of the year 2002.
Expenses for wages.
The inspection was carried out in the period from 09.09.02 till 04.10.02.

## *XIV. CORPORATE BEHAVIOUR*

Data on Observance of the Code of Corporate Behaviour by the Company

### *14.1. Providing the Shareholders with the Possibility of Exercising their Rights Related to Participation in the Company.*

Shareholders holding the Company's shares can exercise their rights related to participation in the Company as provided for by the active law of the Russian Federation, other legal acts of the Russian Federation and by the Articles of Association of the Company.

### *14.2. Ensuring Equal Attitude towards Shareholders Holding Equal Numbers of Shares of One Type.*

According to articles 31-32 of the Federal Law On Joint-Stock Companies and the Articles of Association of the Company, each common and preferred share of the Company grants an equal volume of rights to the shareholder holding it.

### *14.3. Strategic Management of the Company's Operation and Control over the Work of Executive Bodies by the Board of Directors.*

In compliance with the Civil Code of the Russian Federation, Federal Law On Joint-Stock Companies and the Articles of Association of the Company, the Board of Directors is a collegiate management body of the Company, dealing with the general management of its operation, except for deciding on the issues that are included by the federal laws and by the Company's Articles of Association in the terms of reference of the general meeting of the Company's shareholders. The goals of the operation of the Board of Directors are to ensure gaining the maximum profit and increasing the Company's assets, to protect the rights and legal interests of investors, and to ensure completeness, reliability and objectivity of public information on the Company.

### *14.4. Management of the Routine Operation by the Company Executive Bodies and Their Reporting to the Board of Directors.*

In compliance with the Civil Code of the Russian Federation, the Federal Law On Joint-Stock Companies and the Company's Articles of Association, the Management Board is a collegiate executive body organizing the execution of decisions taken by the general meeting of the shareholders and the Board of Directors of the Company. The Company's Management Board's terms of reference include the issues of managing the routine operation of the Company. The General Manager is the single executive body in charge of the management of the Company's routine operation. The General Manager takes decisions on issues that are not included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders, the Board of Directors or the Management Board of the Company.

### *14.5. Disclosing Information on the Company.*

In compliance with the requirements of the Code of Corporate Behaviour, presently quite comprehensive information on the Company is published in mass media, placed on the corporate site of the Company and disclosed in quarterly reports and issue prospectuses. Besides, the Company discloses on a regular basis information on important facts; and information on affiliated parties of the Company is published.

### *14.6. Ensuring Control Over Financial and Economic Operation of the Company.*

Control over financial and economic operation is exercised by the management of the Company and by tax services in compliance with planned inspections.

### *14.7. Forming Committees at the Board of Directors.*

On 18th July 2002, four Committees were formed at the Board of Directors of the Company.

# COMMITTEES OF THE BOARD OF DIRECTORS, AND THEIR MEMBERS

## *Corporate Management Committee*

***Chairperson of the Committee:***

**I.M. Ragozina** Corporate Management Department Director of OJSC Svyazinvest, Member of the Board of Directors

*Member of the Committee:*

**A.V. Ikonnikov** Director of the Association for Investors' Rights Protection, Chairman of the Management Board of the Association of Independent Directors, Member of the Board of Directors.

**N.G. Bredkov** Deputy General Manager – Corporate Management Director of OJSC North-West Telecom

**O.V. Petrova** Deputy Department Manager of the Corporate Management Board, OJSC Svyazinvest.

## *Budget Committee*

***Chairperson of the Committee:***

**V.E. Belov** Deputy General Manager of OJSC Svyazinvest, Member of the Board of Directors

***Members of the Committee:***

**B. Wilkening** Managing Director of AIG Brunswick Capital Management, Member of the Board of Directors.

**Ye.V. Zabuzova** Director of the Department of Economic Planning and Budgeting of OJSC Svyazinvest.

**A.V. Shalagin** Deputy General Manager – Economics and Finance Director of OJSC North-West Telecom

## *Corporate Financing and Investment Committee*

***Chairperson of the Committee:***

**S.V. Soldatenkov** General Manager of OJSC Megaphone

***Members of the Committee:***

**Yu.A. Bilibin** Assistant General Manager of OJSC Svyazinvest, Member of the Board of Directors

**D.V.Levkovsky** Vice-President of NCH Advisors, Inc. Member of the Board of Directors

## *Reporting and Remuneration Committee*

***Chairperson of the Committee:***

**I.I. Rodionov** Managing Director of AIG Brunswick Capital Management, Member of the Board of Directors.

***Members of the Committee:***

**B. Wilkening** Managing Director of AIG Brunswick Capital Management, Member of the Board of Directors.

**V.N. Vorozheykin** Personnel Management Director of OJSC North-West Telecom

**I.P. Kharitonov** Economics and Finance Director of the PTN branch of OJSC North-West Telecom.

**N.V. Filippova** Executive Director – Manager of the Department of Human Resources Management, OJSC Svyazinvest

**K.V. Frolov** Chief Specialist of the Internal Audit Department of OJSC Svyazinvest

# *OJSC North-West Telecom*

Auditor's Opinion on the Accounts for the Year 2002

*March 2003*

**CONTENTS**

1. We audited the accounts of OJSC North-West Telecom (hereafter "the Company") for the period from January 1, 2002 till December 31, 2002 inclusive.

2. The accounts of OJSC North-West Telecom consist of a balance sheet defined with the words "By the end of the report period, including the figures for the companies taken over", a profit and loss statement defined with the words "In the report period", a capital variation statement, a cash flow statement, an attachment to the balance sheet, and an explanatory note, where defined with the words "By the end of the report period, including the figures for the companies taken over" and "In the report period". The management of OJSC North-West Telecom is responsible for preparation and presentation of the above accounts. Our duty is to express our opinion on the reliability of these accounts in all material aspects, and on the compliance of the bookkeeping procedures with the laws of the Russian Federation on the basis of the completed audit.

3. An audit of the balance sheet of OJSC North-West Telecom as of December 31, 2001 has been made by another auditing team whose opinion on the reliability of the accounts of OJSC North-West Telecom for the year ending on December 31, 2001 was presented in their conditionally positive opinion of April 26, 2002. In their conditionally positive opinion, these other auditors pointed to the fact that as of December 31, 2001, the Company had accounts receivable in the amount of RR 453,557 for services provided in compliance with the Federal Law on Veterans. These accounts receivable were overdue, and moreover, there were considerable doubts as to the prospects for their repayment. As of December 31, 2001 the Company had not established a bad debt reserve in respect of the above accounts receivable, which does not comply with the requirements of the Russian law, and which materially affected the reliability of the accounts.

4. We made the audit in compliance with the Federal Law on Auditing, approved federal accounting regulations (standards), and Auditing Rules (Standards) approved by the Commission for Auditing under the President of the Russian Federation.

5. Our audit was planned and carried out so as to ensure reasonable confidence that the accounts defined with the words "By the end of the report period, including the figures for the companies taken over", and "In the report period" do not contain material distortions. The audit was made on a sample basis, and comprised test-based study of proofs supporting the values and exposure of information on the business activities in the above accounts, evaluation of the accounting principles and methods, the rules of preparation of the said accounts and the important assessed values obtained by the management of the audited party, and appraisal of overall presentation of the said accounts. We believe that the completed audit provides sufficient grounds for our opinion on the reliability, in all material aspects, of the above accounts, and on the compliance of the bookkeeping procedure with the laws of the Russian Federation.

6. In our opinion, the bookkeeping procedure related to preparing the accounts of OJSC North-West Telecom defined with the words "By the end of the report period, including the figures for the companies taken over" and "In the report period" in 2002 complied with the requirements of Federal Law on Bookkeeping No. 129-ФЗ of November 21, 1996, and the above accounts prepared in compliance with the said Law reliably represent the financial standing of OJSC North-West Telecom as of December 31, 2002 and its business results in the period from January 1, 2002 till December 31, 2002 inclusive.

7. As it is indicated in the non-audited Section 3 "Comparative Accounts" of the explanatory note, OJSC North-West Telecom was restructured on October 31, 2002 by takeover of several telecommunication companies in the North-Western Federal District. We did not audit the comparative accounts or any of its elements indicated with the words "By the beginning of the report period, including the figures for the companies taken over" and "In the similar period of the last year, including the figures for the companies taken over", as well as "In the report period, including the companies taken over", which were included in the appended statements solely to present comparable financial information.

8. The appended financial statements are not intended to present the financial standing and business results in compliance with accounting principles or methods generally adopted in countries and other administrative/territorial entities other than Russia. Accordingly, the appended accounting statements are not intended for persons who are not acquainted with Russian accounting principles, procedures, and methods.

## BALANCE SHEET
## for the year 2002

| | CODES |
|---|---|
| Form No.1 under OKUD | 0710001 |
| Date (year, month, day) | |
| under OKPO | 01166228 |
| TIN | 7808020593 |
| under OKDP | |
| under OKOPF/OKFS | 47/34 |
| under OKEI | 384 |

**Region** North-West
**Organization:** **OJSC North-West Telecom**
Taxpayer Identification Number **7808020593**
Area of business: **electric communication**
Organizational & Legal form/Form of Ownership: **Joint-Stock Company**
Unit of measurement: **thousand rubles**
Address: **14/26 ul. Gorokhovaya, St. Petersburg, 191186**

Date of the approval
Date of mailing (acceptance)

| ASSETS | Line code | As of the beginning of the period under report * | As of the start of the period under report taking into account the indices of affiliated organizations** | As of the end of the period under report taking into account the indices of affiliated organizations*** |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| **I. NON-CIRCULATING ASSETS** **Intangible assets** | **110** | **41 934** | **42 158** | **115** |
| including: patents, licenses, trade marks (service marks), other similar rights and assets | 111 | 41 934 | 42 158 | 115 |
| organization costs | 112 | X | X | X |
| goodwill | 113 | X | X | X |
| Fixed assets | **120** | **6 127 121** | **10 572 164** | **10 953 003** |
| including: land plots and objects of nature management | 121 | 4 534 | 4 804 | 4 178 |
| buildings, machinery and equipment | 122 | 5 746 303 | 8 838 760 | 9 294 495 |
| Construction-in-progress | 130 | 542 792 | 793 152 | 1 208 435 |
| Profitable investment in stocks of materials and capital equipment | **135** | | | |
| including: property subject to leasing | 136 | | | |
| hired out property | 137 | | | |
| Long-term financial investments | **140** | **84 589** | **202 860** | **159 481** |
| including: investment in subsidiaries | 141 | 13 633 | 118 617 | 76 204 |
| investment in associate companies | 142 | 21 515 | 33 067 | 33 145 |
| investment in other companies | 143 | 32 536 | 34 163 | 33 006 |
| loans to organizations for over 12 months | 144 | 12 851 | 12 851 | 12 720 |
| other long-term capital investments | 145 | 4 054 | 4 162 | 4 406 |
| other non-circulating assets | 150 | | | |
| **Total for section I** | **190** | 6 796 436 | 11 610 334 | 12 321 034 |

**For re-organized Companies:**
* column 3: Indices of the base organization as of 01.01.2002.
** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation

*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

| ASSETS | Line code | As of the beginning of the period under report * | As of the start of the period under report taking into account the indices of affiliated organizations** | As of the end of the period under report taking into account the indices of affiliated organizations*** |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| **II. CURRENT ASSETS**<br>**Stock** | **210** | 101 808 | 282 869 | 365 152 |
| including:<br>raw materials, materials and other similar values | 211 | 57 405 | 155 863 | 205 362 |
| livestock in breeding and feeding | 212 | | | |
| expenditures in work-in-process (turnover costs) | 213 | 11 | 1 467 | 788 |
| finished products and goods for resale | 214 | 554 | 14 632 | 11 111 |
| shipped goods | 215 | | | |
| deferred expenses | 216 | 43 838 | 110 907 | 147 891 |
| other stock and expenses | 217 | | | |
| Value added tax on acquired values | 220 | 143 809 | 205 550 | 407 099 |
| Accounts receivable (expected in over 12 months after the reporting date) | **230** | | 12 401 | 13 169 |
| including:<br>buyers and customers | 231 | | 299 | |
| notes receivable | 232 | | 276 | |
| debts of subsidiary and associate companies | 233 | | | |
| advances distributed | 234 | | | |
| other debtors | 235 | | 11 826 | 13 169 |
| Accounts receivable (expected within 12 months after the reporting date) | **240** | 967 288 | 1 745 319 | 1 479 794 |
| including:<br>buyers and customers | 241 | 857 440 | 1 488 870 | 976 537 |
| notes receivable | 242 | | 1 870 | 1 800 |
| debts of subsidiary and associate companies | 243 | | 1 040 | 10 466 |
| debts of participants (founders) by contributions to the authorized capital | 244 | X | X | X |
| advances distributed | 245 | 25 950 | 74 149 | 320 861 |
| other debtors | 246 | 83 898 | 179 390 | 170 130 |
| Short-term financial investments | **250** | 5 836 | 5 926 | 4 913 |
| including:<br>loans to organizations for less than 12 months | 251 | 1 700 | 1 700 | 200 |
| own shares purchased from the shareholders | 252 | | | |
| other short-term financial investments | 253 | 4 136 | 4 226 | 4 713 |
| Monetary funds | **260** | 107 578 | 181 797 | 346 880 |
| including:<br>cash on hand | 261 | 976 | 5 587 | 4 928 |
| settlement accounts | 262 | 96 261 | 159 239 | 313 311 |
| currency accounts | 263 | 246 | 869 | 574 |
| other monetary funds | 264 | 10 095 | 16 101 | 28 067 |
| Other current assets | 270 | | 293 | |
| **Total for section II** | **290** | 1 326 319 | 2 434 154 | 2 617 007 |
| **BALANCE (sum of lines 190 + 290)** | **300** | 8 122 755 | 14 0449 488 | 14 938 041 |

**For re-organized Companies:**
* column 3: Indices of the base organization as of 01.01.2002.
** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation
*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

| LIABILITIES | Line code | As of the beginning of the period under report * | As of the start of the period under report taking into account the indices of affiliated organizations** | As of the end of the period under report taking into account the indices of affiliated organizations*** |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| **III. CAPITAL AND RESERVES**<br>**Authorized capital** | 410 | 587 498 | 937 940 | 937 940 |
| Added capital | 420 | 4 966 187 | 7 033 504 | 6 941 473 |
| Reserve capital | **430** | 23 474 | 23 474 | 29 375 |
| including:<br>reserve funds formed in accordance with the laws | 431 | 23 474 | 23 474 | 29 375 |
| reserve funds formed in accordance with the by-laws | 432 | | | |
| Social sphere fund | 440 | | | |
| Retained profit of previous years | 460 | 702 014 | 2 727 245 | 2 637 632 |
| Uncovered loss of previous years | 465 | | | |
| Retained profit for the year under report | 470 | x | x | 327 264 |
| Uncovered loss for the year under report | 475 | x | x | |
| **Total for section III** | **490** | 6 279 173 | 10 722 163 | 10 873 684 |
| Debt of affiliated organizations to the base organization | **497** | x | x | 11982237 |
| Debt of the base organization to affiliated organizations | **498** | x | x | 11982237 |
| **IV. LONG-TERM LIABILITIES**<br>Loans and credits | **510** | 2 954 | 45 659 | 434 622 |
| including:<br>loans from banks to be repaid in over 12 months after the reporting date | 511 | | 25 738 | 17 383 |
| borrowings to be repaid in over 12 months after the reporting date | 512 | 2 954 | 19 921 | 417 239 |
| Other long-term liabilities | 520 | 910 175 | 1 459 169 | 995 797 |
| **Total for section IV** | **590** | 913 129 | 1 504 828 | 1 430 419 |
| **V. SHORT-TERM LIABILITIES**<br>Loans and credits | **610** | 107 200 | 372 706 | 579 006 |
| including:<br>loans from banks to be repaid within 12 months after the reporting date | 611 | 50 000 | 257 285 | 208 946 |
| borrowings to be repaid within 12 months after the reporting date | 612 | 57 200 | 115 422 | 370 060 |
| Accounts payable | **620** | 803 703 | 1 397 760 | 1 974 043 |
| including:<br>suppliers and contractors | 621 | 310 113 | 531 384 | 580 830 |
| notes payable | 622 | | 10 | |
| debts to subsidiary and associate companies | 623 | | 37 | |
| wage arrears | 624 | 4 866 | 53 573 | 56 065 |
| indebtedness to state out-of-the-budget funds | 625 | 5 714 | 33 660 | 28 269 |
| budgetary indebtedness | 626 | 94 541 | 181 285 | 246 743 |
| advances received | 627 | 90 249 | 179 432 | 363 589 |
| other creditors | 628 | 298 221 | 418 379 | 698 546 |
| Indebtedness to participants (founders) on income payment | 630 | 17 553 | 22 743 | 50 557 |
| Deferred income | 640 | 1 996 | 24 287 | 30 333 |
| Reserves for forthcoming costs | 650 | X | X | X |
| Other short-term liabilities | 660 | X | X | X |
| **Total for section V** | **690** | 930 453 | 1 817 497 | 2 633 938 |
| **BALANCE (sum of lines 490 + 590 + 690)** | **700** | 8 122 755 | 14 044 488 | 14 938 041 |

**For re-organized Companies:**

* column 3: Indices of the base organization as of 01.01.2002.

** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation
*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

***Result of affiliated organizations (regional branches) operation for the year 2002 is recorded in line 470 " Retained profit of the year under report" or line 475 "Uncovered loss of the year under report"***

**STATEMENT**
**OF VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS**

| Index | Line code | As of the beginning of the period under report * | As of the start of the period under report taking into account the indices of affiliated organizations** | As of the end of the period under report taking into account the indices of affiliated organizations*** |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| Leased fixed assets | 910 | 299 243 | 496 809 | 628 585 |
| including those under leasing | 911 | 127 682 | 196 393 | 168 094 |
| Inventories accepted for custody | 920 | 11 971 | 29 528 | 48 605 |
| Goods accepted for commission | 930 | | 101 | 539 |
| Insolvent debtors' indebtedness written-off to loss | 940 | 64 588 | 104 638 | 347 181 |
| Received liability and payment collaterals | 950 | | | |
| Received liability and payment collaterals | 960 | | 510 030 | 492 112 |
| Wear of residential fund | 970 | 2 007 | 7 871 | 6 865 |
| Wear of external improvements and other similar facilities | 980 | | | 2 657 |
| Strict accounting forms | 990 | 6 | 7 614 | 7 514 |

**For re-organized Companies:**
* column 3: Indices of the base organization as of 01.01.2002.
** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation
*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

**Head of the Company** ________ **A.A. Sysoev**
(signature) (explanation of the signature)

**Chief accountant** ________ **M.M. Semchenko**
(signature) (explanation of the signature)
(Qualification certificate of the professional accountant dated July 02, 2002, #2214)

March 31, 2003

## Profit and Loss Report
## for the year 2002

| | CODES |
|---|---|
| Form No.02 under OKUD | 0710002 |
| Date (year, month, day) | |
| under OKPO | 01166228 |
| TIN | 7808020593 |
| under OKDP | |
| under OKOPF/OKFS | 47/34 |
| under OKEI | 384 |
| Date of the approval | |
| Date of mailing (acceptance) | |

**Region** North-West
**Organization:** **OJSC North-West Telecom**
Taxpayer Identification Number **7808020593**
Area of business: **electric communication**
Organizational & Legal form/Form of Ownership: **Joint-Stock Company**
Unit of measurement: **thousand rubles**

| Index | Line code | For the period under report* | For the period under report taking into account the indices of affiliated organizations** | For the same period of the previous year taking into account the indices of affiliated organizations*** |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| **I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)** | 010 | 5 867 109 | 10 091 841 | 8 058 731 |
| including: those from sale of communication services | 011 | 5 680 094 | 9 778 167 | 7 838 095 |
| Prime cost of sold goods, products, works and services | 020 | (4 177 010) | (7 443 369) | (6 031 548) |
| including: that from communication services sold | 021 | 4 143 350 | 7 300 095 | 5 839 162 |
| Gross profit | **029** | 1 690 099 | 2 648 472 | 2 027 183 |
| Commercial expenses | 030 | | | |
| Management expenses | 040 | | | |
| Profit (loss) from sales (lines 010-020-030-040) | **050** | 1 690 099 | 2 648 472 | 2 027 183 |
| **II. Operating income and expenses Interest receivable** | 060 | 10 799 | 11 207 | 6 750 |
| Interest payable | 070 | (140 444) | (214 256) | (93 716) |
| Income from participation in other organizations | 080 | 102 | 489 | 3 328 |
| Other operating income | 090 | 484 824 | 544 470 | 105 429 |
| Other operating expenses | 100 | (1 278 635) | (1 625 542) | (402 635) |
| **III. Income and expenses from sources other than sales Income from sources other than sales** | 120 | 81 101 | 129 317 | 206 084 |
| Expenses for purposes other than sales | 130 | (510041) | (838 579) | (640 869) |
| Profit (loss) before taxes (lines 050 + 060 - 070 + 080 + 090 - 100 +120 -130) | **140** | 337 805 | 655 578 | 1 211 554 |
| Tax on profit, and other similar obligatory fees ***** | | (204294) | (328306) | (506077) |
| Profit (loss) from normal activities | 160 | 133 511 | 327 272 | 705 477 |
| **IV. Extraordinary income and expenses Extraordinary income** | 170 | | | |
| Extraordinary expenses | 180 | | 8 | 1 196 |
| Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180) | **190** | **133 511** | **327 264** | **704 281** |

**For re-organized Companies:**

* column 3: Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002, obtained by line summation

** column 4: Indices of the base organization and affiliated organizations for the period from 01.01.2002 till 31.12.2002, obtained by line summation of the indices from column 3 and respective indices of affiliated organizations for the period from 01.01.2002 till the re-organization date

*** column 5: Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

**** Net profit corresponding to the index of line 470, column 5 of form No. 1 "Balance Sheet "

***** Line 150 "Profit tax and other similar obligatory payments" is not to be filled by affiliated organizations (regional branches)

| Index | Line code | For the period under report | For the same period of the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| For reference:<br>Dividend per share<br>on preferred of A type | 201 | | 0,00024800 |
| On normal | 202 | | 0,00007700 |
| | | 3 | |
| Amounts of dividend per share expected in the next year under report: *<br>On preferred of A type | 203 | 0,00014000 | |
| On normal | 204 | 0,00004400 | |
| | | 3 | 4 |
| Dividend per share<br>On preferred of B type | 205 | | |
| | | 3 | |
| Amounts of dividend per share expected in the next year under report<br>On preferred of B type | 206 | | |

* Filled with indices of inter-regional companies

## Explanation of profit and loss items

| Index | Line code | For the period under report | | | | For the same period of the previous year | |
|---|---|---|---|---|---|---|---|
| | | Profit | | Loss | | Profit *** | Loss *** |
| | | * | ** | * | ** | | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received | 210 | 7 368 | 9 702 | (54 545) | (54 769) | 4 289 | (10 768) |
| Profit (loss) of previous years | 220 | 19 698 | 21 821 | (19 285) | (39 057) | 48 976 | (23 486) |
| Indemnification for losses inflicted by failure to fulfill or to fulfill duly the obligations | 230 | 688 | 2 352 | (4 324) | (4 648) | 1 817 | (773) |
| Exchange rates of foreign currency transactions | 240 | 14 480 | 34 345 | (98 133) | (210 560) | 76 962 | (149 635) |
| Reduction of inventory cost as of the end of the period under report | 250 | X | X | X | X | X | X |
| Writing off accounts receivable and payable with expired limitation period | 260 | 3 594 | 5 134 | (108 615) | (111 610) | 10 049 | (65 486) |

**For re-organized Companies:**

* columns 3, 5: Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002, obtained by line summation

** columns 4, 6: Indices of the base organization and affiliated organizations for the period from 01.01.02 till 31.12.02, obtained by line summation

*** columns 7, 8: Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

**Head of the Company** ________ **A.A. Sysoev**
(signature) (explanation of the signature)

**Chief accountant** ________ **M.M. Semchenko**
(signature) (explanation of the signature)
(Qualification certificate of the professional accountant dated July 02, 2002, #2214)

March 31, 2003

## CAPITAL CHANGES REPORT
## for the year 2002

| | CODES |
|---|---|
| Form No.03 under OKUD | 0710003 |
| Date (year, month, day) | |
| under OKPO | 01166228 |
| TIN | 7808020593 |
| under OKDP | |
| under OKOPF/OKFS | 47/34 |
| under OKEI | 384 |

**Region** **North-West**
**Organization:** **OJSC North-West Telecom**
Taxpayer Identification Number **7808020593**
Area of business: **electric communication**
Organizational & Legal form/Form of Ownership: **Joint-Stock Company**
Unit of measurement: **thousand rubles**

| | Line code | Balance as of the start of the year under report of the base organization | Received | | Spent | | Balance as of the end of the period under report taking into account the indices of affiliated organizations** |
|---|---|---|---|---|---|---|---|
| | | | in the year under report | from the re-organiza-tion | in the year under report | from the re-organiza-tion | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| **I. Capital** | | | | | | | |
| **Authorized capital** | 010 | 587 498 | | 350 442 | | | 937 940 |
| Added capital | 020 | 4 966 187 | 0 | 2 020 714 | 45 428 | X | 6 941 473 |
| Property cost growth upon re-evaluation | 021 | 3 470 988 | 0 | 2 020 714 | 5 369 | X | 5 486 333 |
| Reserve fund | 030 | 23 474 | 5 901 | X | | X | 29 375 |
| Reserves formed in compliance with the incorporation documents | 040 | | | X | | X | |
| Retained profit of previous years – total | 050 | 702 014 | 5 126 | 2 004 310 | 73 818 | | 2 637 632 |
| including: sources of production investment funding | 051 | | X | | X | X | |
| Uncovered loss of previous years | 052 | | | X | | X | |
| Retained profit (uncovered loss) of the period under report – total | 055 | X | 133 510 | 193 754 | X | X | 327 264 |
| Social sphere fund | 060 | | | X | | X | |
| **Total for section I** | **079** | 6 279 173 | 144 537 | 4 569 220 | 119 246 | 0 | 10 873 684 |

| Index | Line code | Balance as of the start of the year under report of the base organization | Received | | Spent | Balance as of the end of the period under report taking into account the indices of affiliated organizations** |
|---|---|---|---|---|---|---|
| | | | in the year under report | from the re-organization | in the year under report | |
| 1 | 2 | | | | 6 | 7 |
| **II. Reserves of forthcoming expenses – total** | **080** | | X | | | X |
| including: those for vacations | 081 | | X | | | X |
| those for repair of fixed assets | 082 | | X | | | X |
| those for insurance | 083 | | X | | | X |
| those for remuneration on the basis of the results of the year | 084 | | X | | | X |
| other (explain) | 085 | | X | | | X |
| **Total for section II** | **089** | | X | | | X |
| **III. Estimate reserves – total** | **090** | | 577 205 | 201 076 | 114 878 | 663 403 |
| including: those for doubtful debts | 091 | | 577 205 | 201 076 | 114 878 | 663 403 |
| those for securities | 092 | | | | | |
| **Total for section III** | **099** | | 577 205 | 201 076 | 114 878 | 663 403 |

**For re-organized Companies:**

* Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002 (without re-organization turnovers)

** Indices of the base organization and affiliated organizations as of 31.12.2002

## IV. Change of Capital

| Index | Line code | For the period under report | For the same period of the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Amount of capital as of the start of the period under report* | 100 | 6 279 173 | 10 113 362 |
| Capital increase - total** | 110 | 4 702 730 | 706 529 |
| including that through: extra stock issue | 111 | x | x |
| assets re-evaluation | 112 | x | x |
| property accretion | 113 | x | x |
| corporation re-organization (merger, affiliation) | 114 | 4 569 220 | x |
| income included directly in capital increase according to the accounting rules | 115 | x | x |
| other receipts | 116 | 133 510 | 706 529 |
| Capital reduction – total*** | 120 | 108 219 | 97 828 |
| including that through: reducing the shares face value | 121 | x | x |
| reducing the number of shares (own shares redeemed from the shareholders) | 122 | | x |
| corporation re-organization (separation, split-off) | 123 | x | x |
| expenses included directly in capital decrease according to the accounting rules | 124 | x | x |
| other kinds of retirement | 125 | 108 219 | 97 828 |
| Amount of capital as of the end of the period under report**** | 130 | 10 873 684 | 10 722 063 |

**For re-organized Companies:** **Section IV**

**column 3:** * Indices of the base organization as of 01.01.2002.

** Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations as of the re-organization date and for the period from the re-organization date till 31.12.2002

***Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002

**** Indices of inter-regional companies

**column 4:** Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

| Index | Line code | Balance as of the start of the year under report of the base organization | Received | | Spent | Balance as of the end of the period under report taking into account the indices of affiliated organizations** |
|---|---|---|---|---|---|---|
| | | | in the year under report | from the re-organization | in the year under report | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| Target funding and receipts – total | **140** | 0 | 296 | 0 | 292 | 4 |
| including: from the budget | 141 | | 287 | | 283 | 4 |
| off-budget funds | 142 | | 9 | | 9 | |
| corporations | 143 | | | | | |
| individuals | 144 | | | | | |
| other (explain) | 145 | | | | | |

**For re-organized Companies:**

* Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002

** Indices of the base organization and affiliated organizations as of 31.12.2002

## Information

| Index | Line code | Balance as of the beginning of the period under report * | Balance as of the end of the period under report * |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Net assets | 150 | 10 746 450 | 10 904 013 |

**For re-organized Companies:**

*** column 3:** Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation

**** column 4:** Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

| | | From the budget | | From off-budget funds | |
|---|---|---|---|---|---|
| | | For the period under report* | For the same period of the previous year** | For the period under report* | For the same period of the previous year** |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Received for:<br>normal operation expenses – total* | **160** | 304 674 | 145 656 | 9 | 120 |
| Capital investment in non-circulating assets | **170** | 150 | | 45 | |
| including:<br>construction of objects | 171 | | | | |
| equipment acquisition | 172 | 150 | | 45 | |
| other (explain) | 173 | | | | |
| For extraordinary purposes | **180** | | | | |

**For re-organized Companies:**

* Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002

** Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

**Head of the Company** ______ A.A. Sysoev
(signature) (explanation of the signature)

**Chief accountant** ______ M.M. Semchenko
(signature) (explanation of the signature)
(Qualification certificate of the professional accountant dated July 02, 2002, #2214)

March 31, 2003

# CASH FLOW REPORT
## for the year 2002

| | | | CODES |
|---|---|---|---|
| | | Form No.04 under OKUD | **0710004** |
| | | Date (year, month, day) | |
| **Region** | **North-West** | | |
| **Organization:** | **OJSC North-West Telecom** | under OKPO | **01166228** |
| Taxpayer Identification Number | **7808020593** | TIN | 7808020593 |
| Area of business: | **electric communication** | under OKDP | |
| Organizational & Legal form/Form of Ownership: | **Joint-Stock Company** | under OKOPF/OKFS | **47/34** |
| Unit of measurement: | **thousand rubles** | under OKEI | **384** |

| Index | Line code | Amount | Including | | |
|---|---|---|---|---|---|
| | | | current operation | investment operation | financial operation |
| 1 | 2 | 3 | 4 | 5 | 6 |
| **1. Cash balance as of the start of the year (base organization)** | 010 | 107 578 | X | X | X |
| **2. Total received cash** | **020** | 8 659 665 | 8 253 978 | 20 229 | 385 458 |
| including: returns from sales of goods, products, works and services | 030 | 6 851 818 | 6 851 818 | X | X |
| returns from sales of fixed assets and other property | 040 | 13 332 | 3 320 | 10 012 | |
| advance payments received from buyers (customers)* | 050 | 91 794 | 91 794 | X | X |
| budget allocations and other target funding | 060 | 14 576 | 14 576 | | |
| free of charge | 070 | 1 350 | | 1 350 | |
| received credits | 080 | 114 324 | 28 220 | 4 000 | 82 104 |
| received loans | 085 | 232 583 | | | 232 583 |
| dividends and interest on finance placements | 090 | 10 154 | X | 125 | 10 029 |
| other receipts | 110 | 1 329 736 | 1 264 251 | 4 743 | 60 742 |
| ***including: balances of monetary funds accounts of organizations being affiliated as of the re-organization date*** | **111** | 50 820 | X | X | X |
| **3. Total allotted cash** | **120** | (8420366) | 5 851 064 | 870 457 | 433 940 |
| including: that for payment for acquired goods, works and services | 130 | 2 556 903 | 2 535 641 | 20 999 | 263 |
| for wages*** | 140 | 935 629 | X | X | X |
| deductions to state off-budget funds | 150 | 329 275 | X | X | X |
| for issue of imprests | 160 | 22 958 | 22 854 | 104 | |
| for issue of advance payments** | 170 | 503 992 | 316 893 | 168 527 | 18 572 |
| for payment of share participation in construction | 180 | | X | | X |
| for payment for machines, equipment and transport facilities | 190 | 1 188 316 | 530 943 | 657 374 | X |
| for finance placement | 200 | 123 073 | X | 73 | 123 000 |
| for payment of dividends and interest on securities | 210 | 50 220 | X | 1 826 | 48 394 |
| for settlements with the budget | 220 | 1 404 772 | 1 403 608 | X | 1 164 |
| for payment of interest and the principal amount on received credits and loans | 230 | 329 599 | 89 518 | | 240 081 |
| other payments, transfers, etc. | 250 | 975 627 | 951 608 | 21 554 | 2 465 |
| **4. Balance of cash as of the end of the period under report** | **260** | 346 878 | X | X | X |

| | | |
|---|---|---|
| **For reference:**<br>**from line 020: received in down payment - total** | 270 | 1 020 660 |
| including that for settlements:<br>with corporations | 280 | 167 668 |
| with individuals | **290** | 852 992 |
| including that with the use of:<br>cash registers | 291 | 824 043 |
| strict accounting forms | 292 | 27 090 |
| Other | 293 | 1 859 |
| Available cash received from the bank to the cash office of the organization | 295 | 139 637 |
| handed over to the bank from the cash office of the organization | 296 | 709 583 |

**Lines 20, 120: Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002, obtained by line summation**

* balance in third-order control accounts 02 "Advances" of account 62 is recorded

** balance in control accounts "Advances issued in roubles" and "Advances issued in hard currency" of account 60 is recorded

*** the amount of payments to employees, including remitted alimonies and other deductions according to writs of execution, and deposited amounts, are recorded

**Head of the Company**_______ **A.A. Sysoev**
(signature) (explanation of the signature)

**Chief accountant**__________ **M.M. Semchenko**
(signature) (explanation of the signature)
(Qualification certificate of the professional accountant dated July 02, 2002, #2214)

March 31, 2003

# APPENDIX TO THE ACCOUNTING BALANCE SHEET
## for the year 2002

| | CODES |
|---|---|
| Form No.05 under OKUD | 0710005 |
| Date (year, month, day) | |
| under OKPO | 01166228 |
| TIN | 7808020593 |
| under OKDP | |
| under OKOPF/OKFS | 47/34 |
| under OKEI | 384 |

**Region** **North-West**
**Organization:** **OJSC North-West Telecom**
Taxpayer Identification Number **7808020593**
Area of business: **electric communication**
Organizational & Legal form/Form of Ownership: **Joint-Stock Company**
Unit of measurement: **thousand rubles**

### 1. BORROWED FUNDS FLOW

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | Received liabilities ** | Repaid liabilities** | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Long-term credits, | 110 | 25 738 | 8 062 | (16 417) | 17 383 |
| including: outstanding credits | 111 | X | X | X | X |
| Long-term loans, | 120 | 19 921 | 770 709 | (373 391) | 417 239 |
| including: outstanding loans | 121 | X | X | X | X |
| Short-term credits, | 130 | 257 285 | 1 138 155 | (1 186 494) | 208 946 |
| including: outstanding credits | 131 | | | | |
| Short-term loans, | 140 | 115 422 | 418 468 | (163 830) | 370 059 |
| including: outstanding loans | 141 | | 245 751 | | 245 751 |

### 2. DEBTS RECEIVABLE AND ACCOUNTS PAYABLE

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | New liabilities** | Repaid liabilities** | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **Debts receivable: short-term accounts** | 210 | 1 745 319 | 20 617 460 | (20 219 582) | 2 143 197 |
| including overdue ones | 211 | 346 425 | 3 172 055 | (3 145 384) | 373 096 |
| including those in excess of 3 months before the date under report | 212 | 286 606 | 2 515 842 | (2 515 974) | 286 474 |
| long-term accounts | 220 | 12 401 | 5 836 | (5 068) | 13 168 |
| including overdue ones | 221 | X | X | X | X |
| including those in excess of 3 months before the date under report | 222 | X | X | X | X |
| from line 220: debts, payment under which is expected in more than 12 months after the date under report | 223 | 10 595 | 2 919 | (1 832) | 11 681 |

**For re-organized Companies:**

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | New liabilities** | Repaid liabilities** | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **Accounts payable:** **short-term accounts** | 230 | 1 397 760 | 22 020 678 | (21 444 396) | 1 974 042 |
| including overdue ones | 231 | 24 487 | 280 092 | (281 066) | 23 513 |
| including those in excess of 3 months before the date under report | 232 | 14 734 | 82 459 | (87 125) | 10 068 |
| long-term accounts | 240 | 1 459 169 | 488 120 | (951 492) | 995 797 |
| including overdue ones | 241 | X | X | X | X |
| including those in excess of 3 months before the date under report | 242 | X | X | X | X |
| from line 240: debts, payment under which is expected in more than 12 months after the date under report | 243 | 1 105 290 | 173 050 | (527 872) | 750 468 |
| **Collaterals:** **received,** | 250 | | | | 0 |
| including those from third parties | 251 | | | | 0 |
| issued, | 260 | 510 030 | 636 058 | (653 976) | 492 112 |
| including those to third parties | 261 | 1 362 | 30 104 | | 31 466 |

## INFORMATION TO SECTION 2

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | New liabilities** | Repaid liabilities** | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **1) Flow of bills**<br>**Issued bills** | 262 | 10 | | (10) | |
| including overdue ones | 263 | | | | |
| Received bills | 264 | 2 146 | 1 218 | (1 564) | 1 800 |
| including overdue ones | 265 | | | | |
| 2) Debts receivable for supplied products (work or services) at the actual prime-cost | 266 | | | | |

3) List of debtor organizations with the maximum debts

| Organization | Line code | As of the end of the period under report taking into account the indices of affiliated organizations* | |
|---|---|---|---|
| | | TOTAL | including those lasting over 3 months |
| 1 | 2 | 3 | 4 |
| Budgetary organizations | 270 | 146 017 | 83 327 |
| Individuals | 271 | 1 120 154 | 543 567 |
| including preferential categories | 272 | 647 324 | 501 347 |
| Commercial organizations | 273 | 373 250 | 45 418 |

**For re-organized Companies:**

* Indices of the base organization and affiliated organizations obtained by line summation

** *Indices of the base organization and affiliated organizations, obtained by line summation* (without re-organization turnovers)

4) List of creditor organizations with the maximum debts

| Organization | Line code | As of the end of the period under report taking into account the indices of affiliated organizations* | |
|---|---|---|---|
| | | TOTAL | including those lasting over 3 months |
| 1 | 2 | 3 | 4 |
| OAO "Rostelecom" | 280 | 115 599 | |
| Equipment suppliers (Sumitomo, Siemens, Iskratel, Alcatel and others) | 281 | 274 463 | |
| Leasing settlements | 282 | 237 941 | |

## 3. DEPRECIABLE PROPERTY

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | Received (introduced)** | Retired** | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **I. INTANGIBLE ASSETS Rights to objects of intellectual (industrial) property** | 310 | 54 556 | | (54 225) | 330 |
| including rights arising: from authorship agreements and other agreements covering works of science, literature, art and objects of neighbouring rights, for computer programmes, data bases, etc. | 311 | 54 544 | | (54 219) | 325 |
| from patents for inventions, industrial designs, selection achievements, from certificates for useful models, trademarks and service marks or from license agreements for their use | 312 | 12 | | (7) | 5 |
| from know-how rights | 313 | | | | |
| Rights to the use of separate natural objects | 320 | | | | |
| Organization expences | 330 | X | X | X | X |
| Goodwill of the organization | 340 | X | X | X | X |
| Other | 349 | X | X | X | X |
| **Total (sum of lines 310+320+330+340+349)** | **350** | 54 556 | | (54 225) | 330 |

**For re-organized Companies:**

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | Received (introduced)** | Retired** | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **II. FIXED ASSETS Land plots and nature management sites** | 360 | 4 804 | 632 | (1258) | 4 178 |
| Buildings | 361 | 4 165 142 | 507 065 | (559 543) | 4 112 664 |
| Facilities | 362 | 5 731 788 | 226 269 | (289 644) | 5 668 413 |
| Machines and equipment | 363 | 8 321 987 | 1 144 104 | (270 352) | 9 195 739 |
| Transport facilities | 364 | 155 919 | 28 556 | (10 116) | 174 360 |
| Production and economic implements | 365 | 247 802 | 64 959 | (12 028) | 300 733 |
| Work stock | 366 | 18 | | (3) | 15 |
| Productive livestock | 367 | | | | 0 |
| Perennial plantations | 368 | | | | 0 |
| Other types of fixed assets | 369 | 59 189 | 27 733 | (12 590) | 74 332 |
| **Total (sum of lines 360 -369)** | **370** | **18 686 649** | **1 999 319** | **(1 155 533)** | **19 530 435** |
| including: production assets | 371 | 18 520 335 | 1 965 696 | (1 132 730) | 19 353 300 |
| non-production assets | 372 | 166 314 | 33 623 | (22 803) | 177 134 |
| Low-value and quickly worn objects - total | 373 | X | X | X | X |
| including: in stock | 374 | X | X | X | X |
| in operation | 375 | X | X | X | X |
| **III. PROFITABLE INVESTMENT IN STOCKS OF MATERIALS AND CAPITAL EQUIPMENT Property for leasing out** | 381 | | | | |
| Property provided under a hire contract | 382 | | | | |
| Other | 383 | | | | |
| **Total (sum of lines 381 -383)** | **385** | | | | |
| Property in asset management | 386 | | | | |

**For re-organized Companies:**

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

## INFORMATION TO SECTION 3

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| From line 371, columns 3 and 6: leased out – total | **387** | 186 767 | 47 010 |
| including: buildings | 388 | 58 980 | 41 379 |
| facilities | 389 | 89 805 | 2 650 |
| transport facilities | 390 | 1 849 | 1 996 |
| other (explain) | 391 | 36 133 | 986 |
| Laid up | 392 | 1 790 | 2 187 |
| Wear of depreciable property: intangible assets | 393 | 12 398 | 215 |
| Fixed assets - total | **394** | 8 114 485 | 8 577 431 |
| including: buildings and facilities | 395 | 4 272 455 | 4 223 462 |
| machines, equipment, transport facilities | 396 | 3 631 041 | 4 104 383 |
| other assets | 397 | 210 989 | 249 587 |
| Profitable investment in stocks of materials and capital equipment | 398 | | |
| Low-value and quickly worn objects | 399 | X | X |
| *Property in asset management* | 400 | | 0 |
| **For reference: Indexing result upon revaluation of fixed assets: initial (replacement) value** | 401 | | X |
| depreciation | 402 | | X |
| Pledged property | 403 | 512 250 | 589 592 |
| Value of depreciable property, for which no depreciation is charged – total | 404 | 1 662 999 | 558 716 |
| including: intangible assets | 405 | 245 | |
| fixed assets | 406 | 1 662 755 | 558 716 |
| Change in the value of fixed assets as a result of completion, extra equipment and renovation | 407 | X | 101 951 |
| Difference between the cost of acquired goods and their selling price | 408 | X | X |
| Cost of pledged stores | 409 | | |

**For re-organized Companies:**

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

## 4. FLOW OF FINANCING FUNDS FOR LONG-TERM INVESTMENT AND FINANCIAL PLACEMENTS

| Index | Line code | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | Charged (formed)** | Used** | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Own funds of the organization - total | **410** | 61 | 1 499 976 | (1500037) | |
| including:<br>capital investment funding source | 411 | | 441 173 | (441173) | |
| depreciation of fixed assets | 412 | | 794 295 | (794295) | |
| other (explain) | 413 | 61 | 264 508 | (264569) | |
| Borrowed funds – total | **420** | | 257 457 | (257457) | |
| including:<br>bank credits | 421 | | 98 189 | (98189) | |
| loans from other organizations | 422 | | 159 073 | (159073) | |
| share participation in construction | 423 | | | | |
| from the budget | 424 | | 195 | (195) | |
| from off-budget funds | 425 | | | | |
| other (explain) | 426 | | | | |
| Total own and borrowed funds (sum of lines 410 and 420) | **430** | 61 | 1 757 434 | (1757494) | |
| **For reference:**<br>**Construction-in-progress** | 440 | 756 244 | 2 117 527 | (1677873) | 1 195 898 |
| Investment in subsidiaries | 450 | 118 617 | 76 204 | (118617) | 76 204 |
| Investment in affiliates | 460 | 33 067 | 33 621 | (33543) | 33 145 |

**For re-organized Companies:**

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

## 5. FINANCIAL PLACEMENT

| Name: | Line code | Long-term | | Short-term | |
|---|---|---|---|---|---|
| | | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | Balance as of the end of the period under report taking into account the indices of affiliated organizations* | Balance as of the beginning of the period under report taking into account the indices of affiliated organizations* | Balance as of the end of the period under report taking into account the indices of affiliated organizations* |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Shares of other organizations | 510 | 185 847 | 142 355 | | |
| Bonds and other debentures | 520 | 107 | 107 | 3 876 | 64 |
| Received loans | 530 | 12 851 | 12 720 | 1 700 | 200 |
| other (explain) | 540 | 4 055 | 4 299 | 350 | 4 649 |
| **For reference**<br>**Bonds and other securities at the market value** | 550 | 88 | | | |

## 6. NORMAL OPERATION EXPENSES

| Index | Line code | For the period under report taking into account the indices of affiliated organizations* | For the previous period taking into account the indices of affiliated organizations* |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material expenses, | **610** | 537 460 | 529 027 |
| including:<br>raw materials | 611 | 266 377 | 212 907 |
| fuel and energy | 612 | 236 493 | 212 307 |
| spare parts | 613 | 34 591 | 103 814 |
| Expenses for wages | 620 | 2 049 847 | 1 658 975 |
| Deductions for social needs | 630 | 711 970 | 586 599 |
| Depreciation | 640 | 784 736 | 688 769 |
| Other expenses | 650 | 3 350 596 | 2 506 757 |
| including:<br>taxes included in expenses | 651 | 115 219 | 85 643 |
| rental | 652 | 1 235 701 | 1 009 609 |
| personnel training and further training | 653 | 28 670 | 24 631 |
| Total for elements of expenses | **660** | 7 434 609 | 5 970 128 |
| Balance change (accretion [+], reduction [-]): of construction-in-progress | 670 | -679 | 685 |
| of deferred expenses | 680 | 36 984 | 30 367 |
| of forthcoming expenses reserves | 690 | | |

***For re-organized Companies:***

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

## 7. SOCIAL INDICES

| Index | Line code | Due according to calculation* | Spent* | Transfers to funds* |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| Deductions to the state off-budget funds:<br>to the Social Insurance Fund | 710 | 72 516 | (60276) | 15 295 |
| to the Pension Fund | 720 | 549 961 | X | 548 802 |
| to the Employment Fund | 730 | | X | |
| for Medical Insurance | 740 | 69 803 | X | 70 559 |
| Deduction to non-government pension funds | 750 | 42 667 | X | 36 867 |
| Insurance premiums under voluntary pension insurance policies | 755 | 2 590 | | |
| Average personnel number | 760 | 30 445 | | |
| Monetary payments and incentives, not connected with manufacturing products, doing jobs or rendering services | 770 | 65 222 | | |
| Income on shares and investment in the property of the organization | 780 | 8 450 | | |

**For re-organized Companies:**

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

**Head of the Company**_______ **A.A. Sysoev**
(signature) (explanation of the signature)

**Chief accountant**_________ **M.M. Semchenko**
(signature) (explanation of the signature)
(Qualification certificate of the professional accountant dated July 02, 2002, #2214)

March 31, 2003

# Explanatory Note

# to the Accounts and Reports of

# OJSC North-West Telecom.

# for 2002

# Contents

This Explanatory Note is an integral part of the annual accounts and reports of OJSC North-West Telecom for the year 2002 prepared in compliance with the active laws of the Russian Federation.

## 1. ORGANIZATION AND OPERATION AREAS

### *1.1 Description of the Company*

The Open Joint-Stock Company North-West Telecom, abbreviated name OJSC NWT, INN (tax-payer's identification No.) 7808020593, (hereinafter referred to as the Company) was registered on 06th May 1993 by the Registration Chamber of the St. Petersburg Administration under registration No. 1027809169849. The Company is registered at the following address: 14/26, ul. Gorokhovaya (26, Bolshaya Morskaya), St. Petersburg, 191186.

Basic areas of the Company's activities according to the licenses obtained are:

- provision of telecommunication services
- local telephone communication services
- mobile radio telephone communication services
- videoconferencing services
- long-distance and international telephone communication services
- telegraph communication services
- local and intrazone telephone communication services
- provision of cellular radio telephone communication services in the range of 450 MHz
- broadcasting of sound programmes over the wired radio network
- other licensed services (cargo carriage license; hoisting devices operation license; license for the design of buildings and facilities of the 1st and 2nd responsibility levels according to state standards; license for design of buildings and facilities of the 1st and 2nd responsibility levels according to state standards).

### *1.2. Information on Important Events*

The main important factor of activities in 2002 was the reorganization in the framework of the companies of the OJSC Svyazinvest Group. As a result of the reorganization, regional telecommunication operators united into interregional companies.

In November 2001 the general meeting of the shareholders of OJSC North-West Telecom took a decision on reorganization of the Company through affiliation of the following regional communication operators:

- OJSC Artelecom of Arkhangelsk Oblast;
- OJSC Electrosvyaz of Vologda Oblast;
- OJSC Electrosvyaz of Kaliningrad Oblast;
- OJSC Electrosvyaz of the Republic of Karelia;

- OJSC Murmanelectrosvyaz;
- OJSC Novgorodtelecom;
- OJSC Electrosvyaz of Pskov Oblast;
- OJSC Cherepovetselectrosvyaz.

### *1.3. Information on the Register Holder and the Auditor*

The Closed Joint-Stock Company Registrator-Svyaz is the Company's register-holder Ernst & Young Vneshaudit Closed Joint-Stock Company is the auditor of the Company.

### *1.4. Information on Management Bodies*

Chairperson of the Board of Directors:
- Valery Nikolayevich Yashin, General Manager of OJSC Svyazinvest

Members of the Board of Directors:
- Sergey Vladimirovich Soldatenkov
- Ivan Ivanovich Rodionov, Managing Director of AIG Brunswick Capital Management
- Irina Mikhailovna Ragozina, Director of the Corporate Management Department, OJSC Svyazinvest
- Dmitry Vladimirovich Levkovsky, Vice-President, NCH Advisors, Inc.
- Yury Alexandrovich Bilibin, Assistant General Manager of OJSC Svyazinvest
- Vadim Yevgenyevich Belov, Deputy General Manager, OJSC Svyazinvest
- Oleg Anatolyevich Lebedinets, Director of the Corporate Management Department, OJSC Svyazinvest
- Anton Igorevich Osipchuk

The Management Board of OJSC North-West Telecom, formed by the Company's Board of Directors, consists of:

- Alexandr Abramovich Sysoyev, General Manager of OJSC North-West Telecom
- Vladimir Alexandrovich Akulich, Deputy General Manager – Strategic Development and Technological Policy Manager of OJSC North-West Telecom
- Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director of OJSC North-West Telecom
- Vladimir Nikolayevich Vorozheykin, Personnel Management Director of OJSC North-West Telecom
- Igor Nikolayevich Samylin, Deputy General Manager – Commercial Director of OJSC North-West Telecom
- Maya Mikhailovna Semchenko, Chief Accountant of OJSC North-West Telecom
- Grigory Borisovich Chernyak, Deputy General Manager – Property Rights Director of OJSC North-West Telecom.

Information on transactions effected by affiliated parties during the year 2002 is disclosed in greater detail in clause 11 "Affiliated Parties".

The Auditing Committee consists of:

- Konstantin Vladimirovich Belyayev, Chief Accountant of OJSC Svyazinvest
- Anton Vladimirovich Lozovsky, Chief Accountant of NTU of OJSC North-West Telecom
- Vladimir Ivanovich Lokhtin, Director of the Department of Telecommunications of OJSC Svyazinvest
- Mariya Leonidovna Pravdina, Investment Department Manager of OJSC North-West Telecom.
- Alexandr Valeryevich Stenin, Leading Specialist of the Bank Servicing and Crediting Policy Department of OJSC North-West Telecom.

## 2. BASICS OF ACCOUNTS AND REPORTS PRESENTATION

The enclosed financial accounts and reports have been prepared in compliance with the legislation of the Russian Federation on accounting and include:

- Balance Sheet as of 31st December 2002 marked "As of the end of the period under report taking into account the figures of affiliated organizations";
- Balance Sheet as of 01.01.2002 marked "As of the start of the period under report";
- Profit and Loss Report for 2002, including the data of the base organization for the entire the year 2002 and of the affiliated organizations from the date of reorganization (31st October 2002) till the year end; the report is marked in the enclosed accounts and reports with the words: "For the Period under Report" (or "The year 2002");
- Capital Flow Report for the year 2002;
- Cash Flow Report including the data of the base organization for the entire the year 2002 and of the affiliated organizations from the date of reorganization (31st October 2002) till the year end;
- Appendices to the Balance Sheet marked "As of the end of the period under report taking into account the figures of affiliated organizations";
- Explanatory Note with the data marked "As of the end of the period under report taking into account the figures of affiliated organizations" and "For the Period under Report" (or "The year 2002").

## 3. COMPARATIVE FINANCIAL ACCOUNTS AND REPORTS (NOT AUDITED)

As has been stated above, OJSC North-West Telecom was reorganized in November 2002 through affiliation of a number of regional communication operators. Taking into

account the significance of the affiliated companies for OJSC North-West Telecom and observing the requirements of the Provisions on Accounting "Accounts and Reports of an Organization" (PBU 4/99), the management of the Company believes that, in order to ensure comparability of the data of the current period under report and the previous reporting period, comparative financial accounts and reports should be presented in such a way as if the affiliation of the regional communication operators took place before the year 2001, including:

- The unaudited balance sheet as of 01.01.2002 marked "As of the start of the period under report, taking into account the figures of affiliated organizations" (or "01.01.2002 , taking into account the figures of affiliated organizations");
- The unaudited Profit and Loss Report for 2002, including the data of the base organization and of the affiliated organizations for the entire the year 2002; the report is marked in the enclosed accounts and reports with the words: "For the Period under Report, taking into account the affiliated organizations" (or "The year 2002, taking into account the affiliated organizations");
- The unaudited Appendices to the Balance Sheet marked "As of the start of the period under report taking into account the figures of affiliated organizations" (or "01.01.2002 , taking into account the figures of affiliated organizations") and "For the Period under Report, taking into account the affiliated organizations" (or "The year 2002, taking into account the affiliated organizations");
- The Explanatory Note with unaudited data marked "As of the start of the period under report taking into account the figures of affiliated organizations" (or "01.01.2002 , taking into account the figures of affiliated organizations") and "For the Period under Report, taking into account the affiliated organizations" (or "The year 2002, taking into account the affiliated organizations").

The unaudited financial accounts and reports taking into account the affiliation of regional communication operators have been formed by the simple arithmetic addition of the data of the affiliated companies and they are do not necessarily show the operating results or the respective effects on the financial standing, that would be achieved, had the affiliation of regional operators taken place before 2001 and had the Company operated under a single leadership; nor do these accounts and reports imply to provide any indications to results of future operations of the Company. Besides, the unaudited financial accounts and reports taking into account the affiliation of regional communication operators do not consider any affiliation-related costs (or any savings gained from the merger), as it does not seem possible to determine the amount of such expenses as of the moment. Such costs may be significant for results of Company's transactions.

## 4. BASIC PROVISIONS OF ACCOUNTING POLICY

### *4.1. Intangible Assets*

For accounting of intangible assets, the standards of PBU 14/2000 (approved by the order of the Ministry of Finance of RF of 16 October 2000 No. 91n) are applied.

Intangible assets are accepted for accounting at the initial value.

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their useful life, by the linear method. The useful life of intangible assets shall be determined proceeding from:

- the validity period of the patent, certificate and other restrictions of the time of using intellectual property objects in compliance with the legislation of the Russian Federation;
- the expected useful life of such an object, during which the organization can get economic benefit (income). The expected useful life of an object of intangible assets shall be determined by a specially established commission in compliance with the methodological instructions on accounting of intangible assets and shall be approved by the General Manager of the Organization.
- For intangible assets, for which it is impossible to determine the useful life, the depreciation charging rates shall be established for 20 years.

### *4,2. Fixed Assets*

Fixed assets include assets with the useful life period exceeding 12 months. For accounting of fixed assets, the standards of PBU 6/01 (approved by the order of the Ministry of Finance of RF of 30.03.2001 No. 26n) are applied. Fixed assets are accepted for accounting at the initial value.

In 2002 no revaluation of fixed assets was carried out.

Fixed assets are shown in the accounts and reports at the initial (replacement) cost less the amounts of accumulated depreciation.

Depreciation shall be charged for fixed assets by the linear method, proceeding from the initial cost or current (replacement) cost (in case revaluations are carried out) of the fixed assets object, and the depreciation standard calculated proceeding from the useful life of such an object.

For fixed asset objects with the value less than 10000 roubles, depreciation is charged in the amount of 100% and is written off to the production costs, as they are released to production or operation.

For fixed assets received under contracts of leasing, the accelerated depreciation coefficient shall be used, provided for by the terms of the contract, which will amount to 3 in 2003 and subsequent years.

Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

### *4.3. Inventories*

Inventories (raw materials, components and goods) shall be accepted for accounting according to the actual costs of their acquisition or manufacture.

Withdrawn inventories (except for precious metals) are evaluated at the average prime cost.

### *4.4. Procedure of Re-Calculating Assets and Liabilities Expressed in a Foreign Currency*

Re-calculation of the value of banknotes at the Company's cashier's office, funds on accounts with lending agencies, monetary instruments and payment documents, short-term securities, monies in settlements (including those under loan liabilities), balances of funds earmarked for a special purpose and received from the budget or from foreign sources in the framework of technical or other assistance to the Russian Federation in compliance with the appropriate agreements (treaties), expressed in a foreign currency, into roubles shall be effected as of the date of making an operation in the foreign currency and as of the reporting date of making up the accounts and reports.

### *4.5. Reserves Formation Procedure*

The Company shall create the following reserves:

- doubtful debt reserves

  Accounts receivable of buyers and customers are shown less the doubtful debt reserve. A part of accounts receivable by the Company are debts of state institutions and other budgetary organizations. The possibility of exacting these accounts receivable is influenced by a number of political and economic factors taken into account by the Company when forming the doubtful debt reserve.

  For the purposes of accounting, the doubtful debt reserve is created according to clause 70 of the Provisions on Accounting and Reporting in the Russian Federation, approved

by the Order of the Ministry of Finance of RF of 29th June 1998 No. 34n, with subsequent amendments and additions.

For the purposes of taxation, the doubtful debt reserve is created according to the taxation laws, among other things, article 266 of the Tax Code.

The amount of the doubtful debt reserve is determined according to the results of the stock-taking of accounts receivable as of the last day of the period under report (taxation period).

The reserve is created in the full amount of accounts receivable with the appearance period exceeding 90 days.

The amount of the reserve may be adjusted separately for each doubtful debt depending on the financial standing (solvency) of the debtor and estimated probability of debt repayment – full or partial.

The Company may create other reserves in compliance with the requirements of the laws of the Russian Federation.

### *4.6. Received Credits and Loans Accounting Procedure*

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

Extra expenses related to receiving loans or credits, or floating loan obligations, are included in the reporting period, in which the said costs were incurred.

### *4.7. Deferred Expenses*

Deferrals include the expenses that have been recognized in the period under report, but that cannot be included in the prime cost of sold products, jobs or services of such a period under report. Deferrals shall be written off uniformly through respective cover sources during the period, to which they refer.

### *4.8. Income Records Procedure*

Company's income shall be divided into income from normal activities and other income (operating income, income other than from sales, and extraordinary income).

Income shall be recorded according to the accrual concept. i.e. as services are provided and shall not include the value added tax or the sales tax.

### *4.9. Expenses Records Procedure*

Depending on their nature, conditions and areas of activities, expenses are divided into expenses related to normal areas of activities; operating expenses, expenses other than those related to sales, and extraordinary expenses.

Normal operation expenses shall be accepted for accounting in the amount calculated in the monetary terms and equal to the payment in the monetary or other form and the value of accounts payable.

### *4.10, State Aid Accounting Procedure*

Budgetary funds shall be recognized as monetary funds and other resources are actually received.

### *4.11. Inventory of Assets and Liabilities shall be carried out:*

- that of fixed assets – at least once in every two years as of 1st November of the year under report;
- that of intangible assets – annually as of 1st December of the year under report;
- that of capital construction in progress and other capital investments – annually as of 1st November of the year under report;
- that of raw materials, components, equipment for installation, semi-finished products, goods, finished products at warehouses – annually as of 1st November of the year under report;
- that of precious metals – twice a year;
- that of production in progress – on a quarterly basis as of the end of the quarter;
- that of deferred income and expenses - annually as of 31st December of the year under report;
- that of monies on accounts with bank institutions - annually as of 31st December of the year under report;
- that of cash on hand – at least once in a quarter;
- that of long-term financial investment – annually as of 31st December of the year under report;
- that of short-term financial investment and monetary instruments - on a quarterly basis as of the end of the quarter;
- that of settlements with debtors and doubtful debt reserve – at the end of the year;
- that of settlements with creditors (in respect of settlements with communication operators) - on a quarterly basis as of the end of the quarter, and with other creditors – once a year as of 31st December of the year under report;

- that of settlements in respect of taxes and obligatory deductions to the budget and non-budgetary funds – at least once a year;
- that of target financing settlements – annually as of 31st December of the year under report;
- that of internal settlements – at least once in a quarter;
- that of settlements with the personnel and advance holders – once a year as of 31st December of the year under report.

### *Expenses for Pensions*

The Company shall pay all dues to the Pension Fund of the Russian Federation and to social insurance and employment funds for its employees. Company's dues to the Pension Fund shall be 28% of the employees' wages fund and shall be included in expenses as they are charged.

In addition to the state pensions provision scheme, the Company takes part in the lumpsum welfare pay programme (within 0.3 to 5 salaries) for the Company's retiring employees. This programme embraces most of the Company's employees and does not provide for any special fund deductions. The amounts of payment depend on the years of work by the moment of retirement.

The Company also takes part in the pension programme with pre-set dues to be paid in the framework of non-governmental provision of pensions. *The amounts of contributions are* determined on the annual basis and are included in expenses as they arise. See also clause 14 of this Explanatory Note.

### *4.13. Profit per Share*

In compliance with the Methodological Recommendations on Disclosing Information on Profit per Share (approved by the Order of the Ministry of Finance of 21st March 2000 No. 29n), profit per share is calculated by dividing the net profit for the period under report remaining at the disposal of the shareholders holding common shares by the average weighted number of common shares that have been in circulation during the period.

### *4.14. Reorganization of the Company by Affiliation*

Before the reorganization date, the accounting policies of the base organization and the organizations affiliated with it had no significant differences.

As of the date of reorganization, a stock-taking of the assets and liabilities of the affiliated organizations was carried out. On the basis of the stock-taking, certain assets that cannot be assigned on the succession basis (licenses, trademarks, company name forms, strict accounting forms with an imprint of the organization) have been written off within organizational expenses.

### *4.15. Basic Changes in the Accounting Policy for the Year 2002 as Compared to the Year 2001*

The following essential changes have been introduced to the accounting policies of the base organization and the organizations affiliated with it for the year 2002 as compared to their accounting policies for the year 2001:

- *creating a doubtful debt reserve*
  In 2002, for the purposes of accounting, the accounts receivable exceeding 90 days is fully reserved, while the accounts receivable with the period up to 90 days is not reserved. In 2001 no doubtful debt reserve was created.

Table No. 2.15.1 gives comparative data of the indices of the Profit and Loss Report for the case if the Company had created a doubtful debt reserve in respect of accounts receivable starting from 2001. The amount of the reserve would have been 647,676 thousand roubles. Creating such a reserve would result in a reduction of the profit before taxes in 2001 from 1,211,554 thousand roubles to 563,878 thousand roubles (columns 5 and 6, line 140) and net profit from 704,281 thousand roubles to 56,605 thousand roubles (columns 5 and 6, line 190).

128,538 thousand roubles of the reseve were used in 2002 in writing off the accounts receivable.

As the amount of the reserve as of 31.12.2002 (663,403 thousand roubles) consists of the accounts receivable reserve of both 2001 and 2002, if the reserve were to be formed in 2001, the extra amount in 2002 would amount to 144,268 thousand roubles. The amount of profit before taxes would increase from 655 578 thousand roubles to 1 303 244 thousand roubles (columns 3 and, 4 line 140), and that of net profit from 327 264 thousand roubles to 974 930 thousand roubles (columns 3 and, 4 line 190).

Note: the data have not been audited.

Table No. 2.15.1

**PROFIT AND LOSS REPORT (for the case if an accounts receivable reserve were created in 2001)**

| Index | Line code | For 2002 taking into account indices of affiliated organizations | For 2002 taking into account indices of affiliated organizations, taking into | For 2001 taking into account indices of affiliated organizations, without | For 2001 taking into account indices of affiliated organizations, with a |
|---|---|---|---|---|---|

| | | | account a reserve charged in 2001 | taking into account a charged reserve | charged reserve |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **I. Normal operation income and expenses (Net) receipts from sale of goods, products, jobs and services (less value added tax, excise taxes and similar obligatory pays)** | 010 | 10 091 841 | 10 091 841 | 8 058 731 | 8 058 731 |
| including: those from sale of communication services | 011 | 9 778 167 | 9 778 167 | 7 838 095 | 7 838 095 |
| Prime cost of sold goods, products, jobs and services | 020 | (7443369) | (7443369) | (6031548) | (6031548) |
| including: sold communication services | 021 | 7 300 095 | 7 300 095 | 5 839 162 | 5 839 162 |
| Gross profit | **029** | 2 648 472 | 2 648 472 | 2 027 183 | 2 027 183 |
| Commercial expenses | 030 | | | | |
| Managerial expenses | 040 | | | | |
| Profit (loss) from sales (lines 010-020-030-040) | **050** | 2 648 472 | 2 648 472 | 2 027 183 | 2 027 183 |
| **II. Operating income and expenses** | 060 | 11 207 | 11 207 | 6 750 | 6 750 |
| Interest payable | 070 | (214256) | (214256) | (93716) | (93716) |

| | | | | | |
|---|---|---|---|---|---|
| Income from holdings in other organizations | 080 | 489 | 489 | 3 328 | 3 328 |
| Other operating income | 090 | 544 470 | 208 272 | 105 429 | 105 429 |
| Other operating expenses | 100 | (1625542) | (641673) | (402635) | (1050311) |
| **III. Non-sale income and expenses** **Non-sale income** | 120 | 129 317 | 129 317 | 206 084 | 206 084 |
| Non-sale expenses | 130 | (838579) | (838584) | (640869) | (640869) |
| Profit (loss) before taxes | **140** | 655 578 | 1 303 244 | 1 211 554 | 563 878 |
| Profit tax and other similar obligatory fees ***** | 150 | (328306) | (328306) | (506077) | (506077) |
| Profit (loss) of normal operation | 160 | (327272) | 974938 | 705477 | 57801 |
| **IV. Extraordinary income and expenses** | 170 | | | | |
| Extraordinary expenses | 180 | 8 | 8 | 1 196 | 1 196 |
| Net profit (retained profit (loss) of period under report) (lines 160+170-180) | **190** | **327 264** | **974 930** | **704 281** | **56 605** |

– <u>*Records of Inventories*</u>
In 2002 the actual prime cost of inventories is formed in the accounts and reports of the Company using accounts 15 “Procurement and Acquisition of Stocks of Materials and Capital Equipment” and 16 “Deviation in the Value of Stocks of Materials and Capital Equipment”.

At the end of the month under report, the deviations collected on account 16 "Deviation in the Value of Stocks of Materials and Capital Equipment" are written off (reversed – in case of a negative difference) to the debit of the cost accounts depending on the direction of the expenditure in proportion to the value of the spent stocks of materials and capital equipment.

- *Costs Accounting Procedure*
  In 2001 the analytical accounting of costs was carried out by items of costs. In 2002 there is a separate accounting of costs by types of services, jobs and products.

- *Taxation*
  In 2001 receipts from sales for taxation were determined as payment documents were paid by buyers (customers). In 2001 receipts for taxation were determined as follows: for the profit tax, when the taxation base is determined, the proceeds from sales of services, goods and jobs were determined by the method of "charging", i.e. on the basis of the fact of the provision of services (performance of jobs), shipment of goods (products) and presentation of respective invoices.

- *Methods for Determining Costs for the Purposes of Calculating the Profit Tax, the Profit Tax Distribution and the Value Added Tax for Payment of the Taxes to Budgets of Various Levels; Profit Tax Payment Method*

For the purposes of profit tax calculation:

- when the amount of material expenses is determined in writing off the materials used in the production (manufacture) of goods (performance of jobs or provision of services), the method of evaluation by the average prime cost is applied;
- depreciation amounts for all groups of fixed assets are charged by the linear method;
- - for depreciated fixed assets used for the work in an aggressive medium and/or with many shifts, the Organization is entitled to apply a special coefficient to the basic depreciation rate; however, the coefficient shall not exceed 2;
- the coefficient established in the contract shall be applied to the basic depreciation rates for fixed assets being the subject of a contract of leasing.

Under the contracts made before 01.01.02, the Organization shall charge depreciation for leased property, using the methods and standards that existed at the moment of transferring (receiving) the property and applying a special coefficient not exceeding 3.

For cars and passenger microbuses having the initial value of more than 300 thousand roubles and 400 thousand roubles respectively and received on the basis of leasing, the basic depreciation rate with the special coefficient 0.5 shall be applied;

- withdrawn securities shall be written off to expenses at the prime cost of those that were acquired first (by the FIFO method).

For distribution of the profit tax for payment of the tax to budgets of various levels, the average official number of employees and the residual value of the depreciated property of the directorate, branches and structural units of branches shall be used.

For distribution of the value added tax for payment of the tax to budgets of various levels, the average official number of employees of units and the residual value of the fixed assets of the directorate, branches and structural units of branches shall be used.

The Organization shall pay the profit tax in monthly advance payments in equal installments in the amount of one third of the actually paid quarterly advance payment for the quarter preceding the quarter, in which monthly advance payments are effected.

In the opinion of the Management of the Company, the application of the new method of accounting ensures a more reliable presentation of the facts of economic activities in the accounting and reporting of the Company for the year 2002. Consequences of the changes in the accounting policy have not been reflected in the adjustment of the data included in the accounts and reports for the period under report that has expired, because the monetary evaluation of those consequences in respect of the periods preceding the period under report cannot be carried out with sufficient reliability.

## 5. CHANGES IN THE INITIAL BALANCE SHEET AS OF 1ST JANUARY 2002

In the accounts and reports for the year 2002, the Initial Balance Sheet as of 1st January 2002 of OJSC North-West Telecom was changed due to the introduction of a new card of accounts:

Table No. 1

| Line No. | 31.12.2001 (* | 01.01.2002 (* | Change, Δ (+/) | Explanations |
|---|---|---|---|---|
| Line 110 from form 1 | **41 934** | **41 934** | | |
| Line 111 of Form 1 | **41 934** | **41 934** | | |
| Line 112 of Form 1 | | | | |
| Line 113 of Form 1 | | | | |
| Line 120 of Form 1 | **6 127 121** | **6 127 121** | | |
| Line 121 of Form 1 | **4 534** | **4 534** | | |
| Line 122 of Form 1 | **5 116 656** | **5 746 303** | **629 647** | Change in legislation, transition to a new card of accounts |
| Line 130 of Form 1 | **541 489** | **542 792** | **1 303** | Change in legislation, transition to a new card of accounts |
| Line 135 of Form 1 | | | | |
| Line 136 of Form 1 | | | | |
| Line 137 of Form 1 | | | | |
| Line 140 of Form 1 | **84 590** | **84 590** | | |
| Line 141 of Form 1 | **13 633** | **13 633** | | |
| Line 142 of Form 1 | **46 015** | **21 515** | **(24 500)** | Wrong presentation of other investment (OJSC Telecominvest |

| | | | | |
|---|---|---|---|---|
| | | | | – 15%) in subsidiaries |
| Line 143 of Form 1 | **8 036** | **32 536** | **24 500** | Wrong presentation of other investment (OJSC Telecominvest – 15%) in subsidiaries |
| Line 144 of Form 1 | **12 851** | **12 851** | | |
| Line 145 of Form 1 | **4 055** | **4 055** | | |
| Line 150 of Form 1 | | | | |
| Line 190 of Form 1 | **6 795 134** | **6 796 436** | **1 302** | Change in legislation, transition to a new card of accounts |
| Line 210 of Form 1 | **103 041** | **101 808** | **(1233)** | Change in legislation, transition to a new card of accounts |
| Line 211 of Form 1 | **77 265** | **57 405** | **(19860)** | Change in legislation, transition to a new card of accounts |
| Line 212 of Form 1 | | | | |
| Line 213 of Form 1 | **11** | **11** | | |
| Line 214 of Form 1 | **554** | **554** | | |
| Line 215 of Form 1 | | | | |
| Line 216 of Form 1 | **25 211** | **43 838** | **18 627** | Change in legislation, transition to a new card of accounts |
| Line 217 of Form 1 | | | | |
| Line 220 of Form 1 | **143 809** | **143 809** | | |
| Line 230 of Form 1 | **37** | **0** | **(37)** | Change in legislation, transition to a new card of accounts |
| Line 231 of Form 1 | | | | |
| Line 232 of Form 1 | | | | |
| Line 233 of Form 1 | | | | |
| Line 234 of Form 1 | | | | |
| Line 235 of Form 1 | **37** | **0** | **(37)** | Change in legislation, transition to a new card of accounts |
| Line 240 of Form 1 | **967 321** | **967 288** | **(33)** | Change in legislation, transition to a new card of accounts |
| Line 241 of Form 1 | **857 258** | **857 440** | **182** | Change in legislation, transition to a new card of accounts |
| Line 242 of Form 1 | | | | |
| Line 243 of Form 1 | | | | |
| Line 244 of Form 1 | | | | |
| Line 245 of Form 1 | **22 941** | **25 950** | **3 009** | Change in legislation, transition to a new card of accounts |
| Line 246 of Form 1 | **87 122** | **83 898** | **(3 224)** | Change in legislation, transition to a new card of accounts |

| | | | | |
|---|---|---|---|---|
| Line 250 of Form 1 | **5 836** | **5 836** | | |
| Line 251 of Form 1 | **1 700** | **1 700** | | |
| Line 252 of Form 1 | | | | |
| Line 253 of Form 1 | **4 136** | **4 136** | | |
| Line 260 of Form 1 | **107 577** | **107 578** | **1** | Change in legislation, transition to a new card of accounts |
| Line 261 of Form 1 | **976** | **976** | | |
| Line 262 of Form 1 | **97 933** | **96 261** | **(1 672)** | Change in legislation, transition to a new card of accounts |
| Line 263 of Form 1 | **246** | **246** | | |
| Line 264 of Form 1 | **8422** | **10 095** | **1 673** | Change in legislation, transition to a new card of accounts |
| Line 270 of Form 1 | | | | |
| Line 290 of Form 1 | **1 327 621** | **1 326 319** | **(1 302)** | Change in legislation, transition to a new card of accounts |
| Line 300 of Form 1 | **8 122 755** | **8 122 755** | | |
| Line 410 of Form 1 | **587 498** | **587 498** | | |
| Line 420 of Form 1 | **4 966 187** | **4 966 187** | | |
| Line 430 of Form 1 | **23 474** | **23 474** | | |
| Line 431 of Form 1 | **23 474** | **23 474** | | |
| Line 432 of Form 1 | | | | |
| Line 440 of Form 1 | | | | |
| Line 460 of Form 1 | **337 902** | **702 014** | | |
| Line 465 of Form 1 | | | | |
| Line 470 of Form 1 | **364 112** | | | |
| Line 475 of Form 1 | | | | |
| Line 490 of Form 1 | **6 279 173** | **6 279 173** | | |
| Line 510 of Form 1 | **2 954** | **2 954** | | |
| Line 511 of Form 1 | | | | |
| Line 512 of Form 1 | **2 954** | **2 954** | | |
| Line 520 of Form 1 | **910 175** | **910 175** | | |
| Line 590 of Form 1 | **913 129** | **913 129** | | |
| Line 610 of Form 1 | **107 200** | **107 200** | | |
| Line 611 of Form 1 | **50 000** | **50 000** | | |
| Line 612 of Form 1 | **57 200** | **57 200** | | |
| Line 620 of Form 1 | **803 704** | **803 703** | **(1)** | Change in legislation, transition to a new card of accounts |
| Line 621 of Form 1 | **297 066** | **310 113** | **13 047** | Change in legislation, transition to a new card of accounts |
| Line 622 of Form 1 | | | | |
| Line 623 of Form 1 | | | | |
| Line 624 of Form 1 | **4 866** | **4 866** | | |
| Line 625 of Form 1 | **5 714** | **5 714** | | |
| Line 626 of Form 1 | **94 715** | **94 541** | **(174)** | Change in legislation, transition to a new card of accounts |

| | | | | |
|---|---|---|---|---|
| Line 627 of Form 1 | **90 249** | **90 249** | | |
| Line 628 of Form 1 | **311 094** | **298 221** | **(12 873)** | Change in legislation, transition to a new card of accounts |
| Line 630 of Form 1 | **17 553** | **17 553** | | |
| Line 640 of Form 1 | **1 996** | **1 996** | | |
| Line 650 of Form 1 | | | | |
| Line 660 of Form 1 | | | | |
| Line 690 of Form 1 | **930 453** | **930 453** | | |
| Line 700 of Form 1 | **8 122 755** | **8 122 755** | | |
| Line 910 of Form 1 | **298 884** | **299 243** | **359** | Change in legislation, transition to a new card of accounts |
| Line 911 of Form 1 | **127 682** | **127 682** | | |
| Line 920 of Form 1 | **44** | **11 971** | **11 927** | Change in legislation, transition to a new card of accounts |
| Line 930 of Form 1 | | | | |
| Line 940 of Form 1 | **64 588** | **64 588** | | |
| Line 950 of Form 1 | | | | |
| Line 960 of Form 1 | | | | |
| Line 970 of Form 1 | **2 007** | **2 007** | | |
| Line 980 of Form 1 | | | | |
| Line 990 of Form 1 | | | | |

(* - figures of the base organization

## 6. BALANCE STRUCTURE ANALYSIS AND EVALUATION

As of 31st December 2002, the structure of the balance can be described by the following figures:

Table No. 2

| **Index** | **31.12. 2002** (taking into account affiliated organizations) | **Standard C (*)** |
|---|---|---|
| Absolute liquidity ratio | 0,138 | >0,2-0,7 |
| Current liquidity factor | 1,005 | 1 – 1,5 |
| Own circulating assets index | -0,553 | > 0.1 |
| Profitability of sales | 26,2% | |

* The standard shows the satisfactory balance structure.

<u>For information:</u>

The *Current Liquidity Factor* describes the general availability of circulating funds at enterprises for the economic activities and for timely payment of fixed-term liabilities. It is determined as the ratio of the actual value of circulating assets in the form of stores, finished products, monies, accounts receivable, and other circulating assets (total of section II of the balance sheet assets) to the most urgent liabilities in the form of short-term credits from

banks, short-term loans and accounts payable (total of section V of the balance sheet liabilities).

*Own assets index* describes the availability of own circulating funds required for their financial stability. It is determined as the ratio of the difference between the amounts of the sources of own funds (total of section III of the liabilities of the balance sheet) and the actual value of fixed assets and other non-circulating assets (total of section I of the assets of the balance sheet) to the actual value of circulating assets in the form of stores, production in progress, finished products, monies, accounts receivable and other circulating assets (total of section II of the assets of the balance sheet).

The analysis of the financial standing of OJSC North-West Telecom was carried out on the basis of the accounting balance sheet (Form No. 1) and the profit and loss report (Form No.2).

In the period under report the balance sheet currency increased by 893,553 thousand roubles.

The bulk in the structure of aggregate assets are fixed assets (73.3 %), which shows the "heavy" structure of assets and considerable overhead expenses.

Circulating assets make 17.5% of the balance sheet currency. The bulk of the circulating assets are accounts receivable (57.05% of the total amount of circulating assets).

The most significant changes have taken place in respect of the following items of circulating assets:

- stores – the absolute value has grown by 30 %;
- cash – a growth of 90.8 %; the share of monetary funds in the structure of circulating assets has increased (from 7.47 % to 13.25 %);
- the accounts receivable have decreased by 15%, their share in the total amount of circulating assets have decreased (from 72.21% to 57.05%), the long-term accounts receivable having increased by 6.2%, while short-term accounts receivable decreased by 15.2%.

Non-circulating assets – construction in progress – have grown by 52.4 %. The growth of construction in progress shows that new production facilities have been built and production expanded.

<u>*Liabilities*</u>

The basic source of forming the aggregate assets of the enterprise are own funds (72,8%). In absolute figures, own funds grew for the period under report by 151,521 thousand roubles; however, their share in the sources of financial resources decreased (from 76.3% to 72.8%), which somewhat reduced the financial stability of the enterprise.

Borrowed funds grew by 131,890 thousand roubles, their share in the sources having grown insignificantly (from 13.4% to 13.5%).

The share of raised funds grew (from 10.3% to 13.8%), their growth amounting to 610,142 roubles.

From the standpoint of financial stability, the enterprise has a favourable liabilities structure, as the bulk of them are own funds (72.8%) and long-term liabilities (9.6%); however, the share of long-term liabilities somewhat decreased (from 10.7% to 9.6%), while the share of short-term liabilities increased (from 2.8 % to 4.2%), which somewhat reduces the financial stability of the enterprise.

It should be noted in respect of balance liquidity analysis that the shortage of short-term liabilities funds increased; however, the long-term liabilities cover figures have improved.

**Ratio Analysis**

The calculation of the basic ratios of the enterprise's financial standing is given in table 2.

The absolute liquidity ratio is lower than the standard value; however, it has grown for the period under report (from 0.106 to 0.138).

The current liquidity ratio is higher than the required standard value.

The ratio of own funds availability is negative and is considerably lower than the standard.

Financial stability ratios are within the standard, which shows that the state of the enterprise is stable.

The enterprise's operation for the period has yielded profit. Production profitability (the ratio of gross profit to prime cost) has been 35.6%, while profitability of sales (the ratio of gross profit to receipts) has been 26.2 %.

The enterprise's assets use efficiency may be considered as high, for the assets profitability ratio values are much higher than the standard (0.3).

On the whole, a conclusion may be drawn for the analysis, that as of the end of the period under report the enterprise has had a profitability level average for the industry.

The enterprise has a financially stable standing; however, certain solvency indices are below the standard.

## 7. DYNAMICS OF PROFIT FOR THE YEAR 2002

Table No. 3

| Area of activities | Receipts (line 010, Form No. 2) | | Prime cost (line 020, 030, 040, Form No. 2) | | Profit (line 050, Form No. 2) | | Dynamics of profit Δ,% |
|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | |
| | *(taking into account affiliated organizations)* | | | | | | |
| **Provision of communication services** | 9 778 167 | 7 838 095 | 7 300 095 | 5 839 162 | 2 478 072 | 1 998 933 | 23,97% |
| **Other** | 313 674 | 220 636 | 143 274 | 192 386 | 170 400 | 28 250 | 503,19% |
| **TOTAL:** | 10 091 841 | 8 058 731 | 7 443 369 | 6 031 548 | 2 648 472 | 2 027 183 | 30,65% |

The results of the year 2002 show a certain growth of profit from sales related to both an increase in the volume of services provided and an increase in the rates. On the average, the growth of profit from sales amounted to 30.65 % as compared to the figures of the previous year.

## 8. EXPLANATIONS ON IMPORTANT ITEMS OF THE BALANCE SHEET

### *8.1. Fixed Assets*

Flow of fixed assets during the year under report by main groups (receipt, withdrawal, etc.) is shown in the table:

Table No. 4

| Groups of fixed assets | Initial value as of 31.12.2001 | | Revaluation of fixed assets as of 01.01.2002 | | Replacement value as of 01.01.2002 | | Receipts during the year | | Withdrawal during the year, total | | Replacement value as of 31.12.2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total (taking into account indices of affiliated organizations) | including affiliated organizations | Total (taking into account indices of affiliated organizations) | including affiliated organizations | Total (taking into account indices of affiliated organizations) | including affiliated organizations | Total (taking into account affiliated organizations) (* | Including: affiliated organizations before the reorganization date | Total (taking into account affiliated organizations) (* | Including: affiliated organizations before the reorganization date | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
| Buildings | 4 169 946 | 1 202 255 | - | - | 4 169 946 | 1 202 255 | 507 691 | 69 268 | (560 794) | (19 696) | 4 116 842 |
| Facilities | 5 731 788 | 3 446 678 | - | - | 5 731 788 | 3 446 678 | 226 269 | 86 439 | (289 644) | (279 314) | 5 668 413 |
| Machines and equipment | 8 321 987 | 3 876 289 | - | - | 8 321 987 | 3 876 289 | 1 144 104 | 285 362 | (270 352) | (113 081) | 9 195 739 |
| Transport facilities | 155 919 | 126 609 | - | - | 155 919 | 126 609 | 28 556 | 16 010 | (10 116) | (6 975) | 174 360 |
| Other | 307 009 | 178 119 | - | - | 307 009 | 178 119 | 92 699 | 36 392 | (24 627) | (23 739) | 375 081 |
| **TOTAL** | **18 686 649** | **8 829 950** | - | - | **18 686 649** | **8 829 950** | **1 999 319** | **493 471** | **(1 155 533)** | **(442 805)** | **19 530 435** |

*(* Turnovers related to the transfer of balances on accounts of affiliated organizations of the base organization in connection with re-organization are excluded*

Information on the total amount of accumulated depreciation on fixed assets:

Table No. 5

| Groups of fixed assets | Accumulated depreciation as of 31.12.2001 | | Revaluation of depreciation as of 01.01.2002 in connection with revaluation of fixed assets | | Accumulated depreciation taking into account revaluation as of 01.01.2002 | | Charged depreciation for the year 2002 | | Written off depreciation on withdrawn fixed assets during the year, total | | Accumulated depreciation as of 31.12.2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total (taking into account indices of affiliated organizations) | including affiliated organizations | Total (taking into account indices of affiliated organizations) | including affiliated organizations | Total (taking into account indices of affiliated organizations) | including affiliated organizations | Total (taking into account affiliated organizations) (* | Including: affiliated organizations before the reorganization date | Total (taking into account affiliated organizations) (* | Including: affiliated organizations before the reorganization date | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
| Buildings | 967 761 | 292 599 | - | - | 967 761 | 292 599 | 103 595 | 13 695 | 122 225 | 7 370 | 949 131 |
| Facilities | 3 304 694 | 2 185 802 | - | - | 3 304 694 | 2 185 802 | 215 251 | 129 310 | 245 614 | 238 766 | 3 274 331 |
| Machines and equipment | 3 543 914 | 1 715 574 | - | - | 3 543 914 | 1 715 574 | 637 343 | 228 629 | 167 803 | 83 291 | 4 013 454 |
| Transport facilities | 87 127 | 71 980 | - | - | 87 127 | 71 980 | 17 997 | 12 047 | 14 195 | 8 463 | 90 929 |
| Other | 210 992 | 118 955 | - | - | 210 992 | 118 955 | 53 425 | 23 702 | 14 830 | 7 872 | 249 586 |
| **TOTAL** | 8 114 488 | 4 384 910 | - | - | 8 114 488 | 4 384 910 | 1 027 611 | 407 383 | 564 667 | 345 762 | 8 577 431 |

*(* Turnovers related to the transfer of balances on accounts of affiliated organizations of the base organization in connection with re-organization are excluded*

*Fixed Assets Received under Contracts of Leasing*

In 2002 and 2001 the Company made 2 contracts of financial lease (leasing) with OJSC Leasing-Telecom, 11 contracts with OJSC RTK-Leasing, 2 contracts with LLC TekhnoSvyaz-Leasing, 3 contracts with LLC Promsvyazleasing, 6 contracts with OJSC NUKB Novobank, 4 contracts with OJSC Novgorod Leasing Company and 1 contract with CJSC BaltLeasing. The contracts of leasing provide for lease of transport facilities, computer facilities, switchboards and other telecommunication equipment, the bulk of which was received during 2001 and 2002. The lease periods are 13 to 60 months.

***A part of the equipment acquired under the contracts of leasing is taken into account by the lessor.***

The contractual value of the equipment acquired on the basis of leasing as of 31st December 2002 was 168,094 thousand roubles. The property transferred under contracts of finance lease is taken into account on the lessors' balance sheet.

***A part of the equipment acquired under the contracts of leasing is taken into account by the lessee.*** Under the terms of the contracts of finance lease, the received property is taken into account on the Company's balance sheet. Depreciation in respect of fixed assets received under contracts of finance leasing shall be charged by the method of uniform (linear) calculation based on the useful life of 10 years from the moment of the fixed assets commissioning, using the accelerated depreciation factor set forth in the terms of the contract, being 3 in 2002.

As of 31st December 2002 and 2001, the value of the received equipment taken into account by the lessee under contracts of leasing was (taking into account the affiliated organizations):

Table No. 6

| | **2002** (thousand roubles) | **2001** (thousand roubles) |
|---|---|---|
| Initial value | 224 821 | - |
| Charged depreciation | - | - |
| **Balance value of fixed assets in leasing** | **224 821** | - |

Leasing liabilities are (including VAT):

Table No. 7

| **Liabilities repayment timing** | **Thousand roubles** |
|---|---|
| 2003 | 179 612 |
| 2004 -2006 | 260 195 |
| 2007 and later | 30 433 |
| **Total: leasing liabilities** | **470 240** |

As of 31st December 2002 the advance in the amount of 11,645 thousand roubles paid to lessors under contracts of finance lease is shown in the enclosed balance sheet in line 245 "Issued Advances".

### *8.2. Construction-in-Progress*

Line 130 "Construction-in-Progress" of Form No. 1 "Balance Sheet"

Table No. 8

| Structure of construction-in-progress | Investment in production fixed asset objects as of 31.12.02, thousand roubles | Investment in non-production fixed asset objects as of 31.12.02, thousand roubles | TOTAL: |
|---|---|---|---|
| **Account 08 "Investment in non-circulating assets" TOTAL** | **1 109 419** | **8 599** | **1 118 018** |
| Including:<br>Construction, updating and renovation of fixed assets objects by the contract method | 322 141 | 5 897 | **328 038** |
| Construction, updating and renovation of fixed assets by own forces | 31 136 | 1 640 | **32 776** |
| Capital investment in leased fixed assets objects | 4 534 | - | **4 534** |
| Acquisition of separate fixed assets objects | 652 891 | 281 | **653 172** |
| Acquisition of fixed assets under contracts of leasing | 2 | - | **2** |
| Acquisition of certain objects of fixed assets under investment projects | 1 164 | 12 | **1 176** |
| Other | 97 551 | 769 | **98 320** |
| **Account 07 "Equipment to be Installed"** | X | X | **90 417** |

### *8.3. Financial Investment*

*Long-term and short-term financial investment of OJSC North-West Telecom in 2002:*

Table No. 9

| Types of financial investment | Balance as of 01.01.2002 | | Received | | Retired | | Balance as of 31.12.2002 |
|---|---|---|---|---|---|---|---|
| | Total (taking into account affiliated organizations) | including: affiliated organizations | Total (taking into account affiliated organizations) | Including affiliated organizations before the reorganization date | Total (taking into account affiliated organizations) | Including affiliated organizations before the reorganization date | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| **Long-term financial investment, including:** | 202 860 | **118 272** | **9 471** | **617** | (52 851) | (42 909) | **159 481** |
| - Shares and parts in authorized capitals | 185 759 | 118 076 | 617 | 617 | (44 021) | (42 821) | 142 355 |
| - Bonds | 108 | 108 | | | | | 108 |
| - Contributions under special partnership contracts | - | - | - | - | - | - | - |
| - Notes | - | - | - | - | - | - | - |
| - Granted loans | 12 851 | - | 611 | - | (742) | - | 12 720 |
| - Other | 4 142 | 88 | 8 243 | | (8 088) | (88) | 4 298 |
| **Depreciation reserve** | - | - | - | - | - | - | - |
| **Total line 140 of Form 1** | **202 860** | **118 272** | **9 471** | **617** | **(52 851)** | **(42 909)** | **159 481** |
| **Short-term financial investment, including:** | **5 926** | **90** | **125 619** | **9 918** | **(126 542)** | **(9 418)** | **4 913** |
| - Bonds | 307 | - | - | - | (244) | - | 63 |
| - Notes | 3 569 | 90 | 10 619 | 9 918 | (9 448) | (9 418) | 4 650 |
| - Granted loans | 1 700 | - | - | - | (1 500) | - | 200 |
| - Contributions under special partnership | - | - | - | - | - | - | - |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| contracts | | | | | | | |
| - Deposit accounts | 350 | - | 115 000 | - | (115 350) | - | - |
| - Other short-term financial investment | - | - | - | - | - | - | - |
| **Own shares redeemed from the shareholders** | - | - | 354 | 354 | (354) | (354) | - |
| **Depreciation reserve** | - | - | - | - | - | - | - |
| **Total line 250 of Form 1** | **5 926** | **90** | **125 973** | **10 272** | **(126 896)** | **(9 772)** | **4 913** |
| **TOTAL:** | **208 786** | **118 362** | **135 444** | **10 889** | **(179 747)** | **(52 681)** | **164 394** |

*(* Turnovers related to the transfer of balances on accounts in connection with re-organization are excluded*

### *8.4. Shares and Parts in Authorized Capitals*

Information on the basic investments of the Company in authorized capitals of subsidiaries, affiliates and other companies.

*Table No. 10*

| Company | Area of activities | Investment amount as of 31/12/2002 | Share in the authorized capital: |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Subsidiaries | | | |
| LLC AMT | Consulting services | 11600 | 100.00% |
| LLC Centrum | Restaurant services | 49.62 | 100.00% |
| LLC Pagetelecom | Paging communication services -LLC Pagetelecom | 185.00 | 100.00% |
| OOO Polycomp | Publishing | 4.49 | 90.00% |
| LLC AGTS | Communication | 62 052.49 | 77.00% |
| CJSC Vologda Cellular Communication | Cellular communication services | 33.00 | 60.00% |
| CJSC St. Petersburg Telecommunication Centre | Telecommunication specialists training | 2 150.50 | 54.38% |
| CJSC Novgorod | Internet Services | 52.00 | 52.00% |

| | | | |
|---|---|---|---|
| Datacom | | | |
| LLC Bona | Trading, purchasing, agency, marketing, repairs, construction, production of consumer goods, provision of personal services, procurement, processing and sales of wood and agricultural products | 2.23 | 51.00% |
| ZAO Kolatelecom | Provision of the services of long-distance and international communication via dedicated network | 75.00 | 50.00% |
| **Total subsidiaries** | X | **76 204.32** | X |
| Affiliate companies | | | |
| CJSC NEVA KABEL | Production and sales of quality telephone cables | 95.00 | 49.00% |
| CJSC Delta Telecom | Provision of the services of cellular radio telephone communication in the NMT-450i standard | 52.49 | 43.00% |
| CJSC Commercial Television and Radio | Services of telecasting and broadcasting | 0.20 | 40.00% |
| IJSC Medexpress | Various types of voluntary insurance | 21 361.47 | 35.00% |
| CJSC Kaliningrad Mobile Networks | Cellular communication, NMT-450 MHz | 261.30 | 33.50% |
| CJSC WestBaltTelecom | Local telephone communication | 11 343.35 | 28.00% |
| CJSC Octagon | Communication | 2.22 | 26.00% |

| | | | |
|---|---|---|---|
| Technologies | services | | |
| OJSC Tele-Nord | telecommunications and radio communications (cellular radio telephone communication, NMT-450 standard) | 25.00 | 25.00% |
| AOZT Dancell | Production of communication facilities | 3.50 | 24.00% |
| **Total affiliate companies** | X | **33 144.53** | X |
| Financial investment in other organizations | | | |
| CJSC Norhtern Clearing Chamber | Payment & settlement systems using the closed financial electronic system | 519.50 | 19.97% |
| OJSC The St. Petersburg Bank of Reconstruction and Development | Banking services | 2 959.95 | 18.30% |
| OJSC Telecominvest | Consulting services | 24 499.90 | 15.00% |
| CJSC North-West Telecombank | Banking services | 2 070.85 | 14.20% |
| CJSC FORE | Production of foodstuffs | 1.09 | 13.30% |
| CJSC ROSTELEGRAPH | Communication services | 48.00 | 11.84% |
| CJSC VISA | Consular, passport and visa support services | 0.05 | 10.00% |
| AOZT KIT | Publshing (reference books) | 8.05 | 6.79% |
| ZAO TD-Telecom | Provision of telephone communication services, agency in GSM services | 58.70 | 6.70% |
| OJSC Capital | Investment activities | 60.01 | 4.30% |

| | | | |
|---|---|---|---|
| RusLeasingSvyaz Private Company | Acquisition of expensive communication equipment and leasing it out to lessee companies | 1 424.00 | 3.65% |
| NPF Alternativa | Extra provision of pensions for citizens | 45.00 | 3.00% |
| UKB Novobank | banking | 424.79 | 2.00% |
| OJSC Dvinskaya Zemlya | Tourist services | 20.00 | 2.00% |
| NPF Capitan | Extra provision of pensions for citizens | 52.50 | 1.59% |
| OJSC for the Construction and Operation of the Ring Motor Road of St. Petersburg | Construction of the protection facilities and the ring motor road around St. Petersburg | 200.00 | 1.74% |
| RON TOO | Superposed public distributed network | 0.32 | 1.20% |
| CJSC St. Petersburg Teleport | Creating, operating and developing the SPb Teleport | 10.00 | 1.00% |
| Morskoy KB | Banking | 91.23 | 1.40% |
| AIK PSB Arkhangelskpromstroybank | Banking transactions and operations | 2.40 | 0.42% |
| OJSC Arkhangelsk TV Company | Cable TV services | 2.41 | 0.40% |
| OJSC Svyaz-Bank | Banking services | 232.07 | 0.37% |
| ACB Baltika | Banking | 274.70 | 0.07% |
| Gvardeyskoye OSB | Banking | 1.07 | 0.00001% |
| SBS Agro AKB | Banking | 0.100 | 1 pc. |
| Financial investment in other organizations | X | **33 006.40** | X |
| Depreciation reserve | X | **0** | X |
| **Total financial investment in authorized capitals** | **X** | **142 355.26** | **X** |

Other investments were made in Russian companies mainly dealing with the provision of banking services, leasing out equipment and investment activities. The Company's share in the authorized capital of such enterprises does not exceed 20%.

The income gained in the form of dividend from long-term financial investment is shown in the item "Income from Holdings in Other Organizations" in the profit and loss report in the amount of 489 thousand roubles (3328 thousand roubles in 2001).

### *8.5. Granted Loans*

**Structure of Granted Loans**

Table No. 11

| Name of borrower | Amount of loan as of 31.12.02 | Repayment date | Annual interest rate | Collateral (name of asset / balance value as of 31.12.02) |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| **Short-term loans** | | | | |
| Administration of the Koltushi Volost | 200 | 02.04.2000 | 0% | |
| **Total short-term loans** | **200** | X | X | X |
| **Long-term loans** | | | | |
| CJSC Westlink | 720 | 31.01.2007 | 0% | |
| CJSC FORE | 2 000 | | 0% | |
| LLC AMT | 10 000 | 31.12.2005 | 0% | |
| **Total long-term loans** | **12 720** | X | X | X |
| **TOTAL LOANS:** | **12 920** | X | X | X |

Table 11.1

| Name of borrower | Date of making agreement | Loan currency (roubles /US dollars/ etc.) | Principal amount of the loan (thousand roubles) | interest rate | Interest payment period (on a monthly basis, on a quarterly basis, annually) | Loans granted in 2002 (thousand roubles) (* | Charged % (thousand roubles ) (* | Receipts during the year (* | | Debt as of 31.12.02 | | Type of collateral | Value of security as of 31.12.02 (thousand roubles) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | Principal amount of the debt (thousand roubles) | % (thousand roubles) | Principal amount (thousand roubles) | % (thousand roubles) | | |
| Administration of Koltushi Volost | 16.12.1999 | roubles | 200 | 0% | - | - | - | - | - | 200 | - | - | - |
| Communication History Foundation | 15.08.2001 | roubles | 1 500 | 0% | - | - | - | 1 500 | - | | - | - | - |
| Westlink | 24.01.1997 | conventional units | 851 | 0% | - | 611 | - | 742 | - | 720 | - | - | - |
| FORE | | roubles | 2 000 | 0% | - | - | - | - | - | 2 000 | - | - | - |
| AMT | 30.07.1999 | roubles | 10 000 | 0% | - | - | - | - | - | 10 000 | - | - | - |

(* - taking into account affiliated organizations from 01.01.2002 till 31.12.2002

### *8.6. Inventories*

Structure of inventories:

Table No. 12

| **Group of inventories** | **Balance as of 01.01.2002** (taking into account indices of affiliated organizations) | **Balance as of 31.12.2002** |
|---|---|---|
| **1** | **2** | **3** |
| Cable | 34 454 | 49 919 |
| Fuel | 5 506 | 6 716 |
| Spare parts | 30 876 | 35 752 |
| Materials transferred for processing to other organizations | 195 | 245 |
| Building materials | 9 762 | 10 754 |
| Implements and accessories | 11 066 | 18 406 |
| Other materials | 62 852 | 81 264 |
| Deviations in the value of inventories | 1 151 | 2 306 |
| **Total (line 211 of Form No. 1)** | **155 863** | **205 362** |

## *8.7. Accounts Receivable*

Structure of accounts receivable as of 31.12.2002:

Table No. 13

| Category of subscribers | Accounts receivable, payments under which are expected in over 12 months after the reporting date (line 231 of col. 5, Form 1) | Accounts receivable, payments under which are expected less than 12 months after the reporting date | | |
|---|---|---|---|---|
| | | Accounts receivable, total | Doubtful debt reserve | Accounts receivable less doubtful debt reserve (line 241 of col. 5, Form 1) |
| **1** | **2** | **3** | **4** | **5** |
| Settlements with individuals (for communication services) | - | 476 294 | (43 755) | 432 539 |
| Settlements in respect of reimbursement for expenses related to provision of privileges (for communication services) | - | 644 840 | (513 645) | 131 195 |
| Settlements with budgetary organizations (for communication services) | - | 144 560 | (50 851) | 93 709 |
| Settlements with other organizations (for communication services) | - | 260 857 | (55 152) | 205 705 |
| Settlements in respect of secondary activities | - | 113 389 | - | 113 388 |
| **Total accounts receivable** | - | **1 639 940** | **(663 403)** | **976 537** |

### *8.8. Other Debtors*

Table No. 14

| Category | Accounts receivable, payments under which are expected in over 12 months after the reporting date (line 235 of col. 5, Form 1) | Accounts receivable, payments under which are expected less than 12 months after the reporting date | | |
|---|---|---|---|---|
| | | Accounts receivable, total | Doubtful debt reserve | Accounts receivable less doubtful debt reserve (line 246 of col. 5, Form 1) |
| **1** | **2** | **3** | **4** | **5** |
| Settlements in respect of taxes and fees | - | 55 577 | X | 55 577 |
| Settlements with advance holders | - | 1 359 | X | 1 359 |
| Settlements with the personnel in respect of other operations | 13 169 | 12 488 | X | 12 488 |
| Insurance settlements | - | 2 895 | X | 2 895 |
| Claim settlements | - | 7 731 | X | 7 731 |
| Other | - | 90 080 | - | 90 080 |
| **Total accounts receivable** | **13 169** | **170 130** | - | **170 130** |

### *8.9. Capital and Reserves*

#### *Change in the structure of capital as a result of re-organization*

As of the date of making up the accounts and reports, the Company increased the retained profit of past years in connection with the need to register the new size of the authorized capital in the amount less than the total amount of authorized capitals of affiliated organizations. As a result of Company's re-organization, the structure of the capitals of affiliated organizations was reformed. As of the date of the re-organization, the authorized capitals, as well as the unused parts of added and reserve capitals and other funds of various purposes of affiliated organizations were included in the Company's retained profit of past years (the enclosed balance sheet shows them in line 460 "Retained Profit of Past Years").

The amount of added capital corresponding to the total amount of added capitals in respect of the growth of the value of property in revaluation of affiliated organizations, created by them before the re-organization date, was separated from the retained profit.

The equity capital of the Company as of 31st December 2002 consisted of the investments of owners in the Company's authorized capital (also see clause 7.9.1. below); the added capital of the base organization and the added capital in respect of the growth of the value of property in revaluation of affiliated organizations; funds of various purposes (social sphere fund) of the base organization; accumulated retained profit of past years (reflecting the reduced balance on items of the capital of affiliated organizations and retained profit of past years of the base organization), as well as the profit (loss) of the year under report taking into account the affiliated organizations.

### *8.9.1. Authorized Capital*

As of 31st December 2002 the authorized capital of the Company was 937,940,010 roubles and was determined as the total amount of the face value of floated shares, and consisted of:

Table No. 15

| Shareholders | Number of common shares | Shares face value (roubles) | Total amount of the face value of common shares (thousand roubles) | Number of preferred shares | Shares face value (roubles) | Total amount of the face value of preferred shares (thousand roubles) | Total amount of the face value of shares (thousand roubles) |
|---|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8=4+7 |
| Legal entities | 692 806 967 | 1 | 692 807 | 107 046 159 | 1 | 107 046 | 799 853 |
| - OJSC Svyazinvest. | 374 172 243 | 1 | 374 172 | 0 | 1 | 0 | 374 172 |
| Brunswick UBS Warburg Nominees Private Company | 102 844 749 | 1 | 102 845 | 20 325 485 | 1 | 20 325 | 123 170 |
| ING Bank (Eurasia) | 45 441 897 | 1 | 45 442 | 22 867 682 | 1 | 22 868 | 68 310 |
| - CJSC DKK | 50 320 342 | 1 | 50 320 | 22 217 296 | 1 | 22 217 | 72 538 |
| -Lindsell Enterprises | 46 285 849 | 1 | 46 286 | 15 870 542 | 1 | 15 871 | 62 156 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Limited | | | | | | | |
| - Other | 73 741 887 | 1 | 73 742 | 25 765 154 | 1 | 25 765 | 99 507 |
| Individuals | 43 110 255 | 1 | 43 110 | 94 976 629 | 1 | 94 977 | 138 087 |
| **Total** | **735917222** | **X** | **735917,22** | **202022788** | **X** | **202022,79** | **937940,01** |

During the year 2002, on the basis of the decision of the general meeting of the shareholders of OJSC Petersburg Telephone Network (now OJSC North-West Telecom), held on 28th November 2001, an extra issue of common shares took place in the amount of 262,896,773 pcs. and type A preferred shares in the amount of 87,646,542. The face value of extra issued shares is 350,543,315 roubles

Shares of the extra issue were floated on 31.10.02 through conversion of the shares of affiliated telecommunication companies of the North-Western region. The number of extra floated common shares was 262,860,256 and the number of Type A preferred shares -87,581,937. The face value of floated shares is 350,442,193 roubles

The state registration of the reports on the results of the issue of extra shares floated through conversion took place on 27th December 2002. The change in the authorized capital was recognized an important event proving the availability, as of the reporting date, of the economic conditions under which the organization was operating, and, in compliance with the requirements of the accounting rules 7/98 "Events after the Reporting Date" this change was recorded in the enclosed accounts and reports as of 31st December 2002. (Also see clause 15"Events after 31st December 2002" of this Explanatory Note).

The authorized capital of the Company after the affiliation is less than the total amount of the authorized capitals of the affiliated organizations and the base organization before the affiliation. The said reduction has been caused by:
- the reduction of the authorized capitals of the affiliated organizations as a result of cancellation of own shares redeemed from the shareholders;
- the growth of the capital of the base organization due to the conversion of the shares of the affiliated organizations into shares of the base organization in accordance with the approved shares conversion coefficients.

The amount of the *retained profit of past years* was increased by the excess of the face value of the shares of affiliated organizations over the face value of the extra issue of shares issued for conversion in the course of re-organization.

### *8.9.2 Own Shares*

During the year 2002 OJSC North-West Telecom did not redeem own common and/or preferred shares

### *8.9.3 Profit Distribution*

Planned distribution of profit (for the year 2002) of OJSC North-West Telecom at the annual general meeting of the shareholders in 2003:

Table No. 16

| | Amount, thousand roubles |
|---|---|
| **I. Capital before distribution of profit of the year under report** | |
| 1. Authorized capital | 937 940 |
| 2. Capital reserves | 29 375 |
| 3. Additional capital | 6 941 473 |
| 4. Profit of previous years | 2 637 632 |
| 5. Profit of the year under report | 327 264 |
| 6. Total capital before profit distribution | 10 873 684 |
| **II. Areas of Distribution of Profit of the Year under Report** | |
| 1. Profit allocated for reserve fund formation | |
| 2. Profit allocated for the formation of a specialized corporization fund of the Company's employees (if such a formation is provided for by the incorporation documents) | |
| 3. Profit allocated for dividend | |
| 4. Results of distribution of profit of the year under report | |
| **III. Capital after Profit Distribution** | |
| 1. Authorized capital | |
| 2. Capital reserves | |
| 3. Additional capital | |
| 4. Profit of previous years | |
| **IV. Growth (reduction) of the capital in respect of the retained profit of the year under report.** | |

Distribution of profit of the year under report is to be approved by the annual general meeting of the Company's shareholders.

### *8.9.4 Capital Reserves*

In the enclosed financial reports the capital reserves are shown in the amount of the base organization.

Formation of the capital reserves will be shown as the use of the retained profit during the year expiring on 31st December 2003, after approval by the general meeting of the shareholders of the Company.

### *8.9.5 Dividend*

The meetings of the shareholders of OJSC North-West Telecom and of the organizations affiliated with it as a result of the re-organization, that were held during 2002, approved the dividend for the year expiring on 31st December 2001, in the following amount:

Table No. 17

| Shares | Dividend (total, taking into account affiliated organizations), thousand roubles | Dividend (base company), thousand roubles |
|---|---|---|
| **1** | **2** | **3** |
| Type A preferred stock | 62 642 | 28 381 |
| Type B preferred stock | | |
| Common stock | 71 159 | 36 425 |
| **Total** | **133 801** | **64 806** |

The dividend for the year 2001 is shown in the financial reports for the year expiring on 31st December 2002.

The Board of Directors of the Company proposed the following amount of dividend for the year 2002:

Table No. 18

| **Shares** | **Number of shares (pcs)** | **Dividend per share (roubles)** | **Total amount of dividend (roubles):** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| Type A preferred stock | | | |
| | | | |
| Common stock | | | |
| **Total** | | | |

The enclosed financial reports do not show the dividend for the year 2002. It will be shown as the use of the retained profit during the year expiring on 31st December 2003, after they are approved by the annual general meeting of the shareholders of the Company.

***8.10 Credits and Loans***

Structure of Liabilities:

Table No. 19

| | As of 01.01.2002 | | | | As of 31.12.2002 | |
|---|---|---|---|---|---|---|
| | Short-term liabilities (Line 610, Line 621 of Form 1) | | Long-term liabilities (Line 510, 520, Form 1) | | | |
| | Total, taking into account indices of affiliated organizations | Base organization | Total, taking into account indices of affiliated organizations | Base organization | Short-term liabilities (Line 610, Form 1) | Long-term liabilities (Line 590, Form 1) |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| **Bank credits** | **257 285** | **50 000** | **25 738** | **-** | **208 946** | **17 383** |
| **Arkhangelsk** | | | | | | |
| - Savings Bank | 45 266 | - | - | - | 5 010 | - |
| **Vologda** | | | | | | |
| - Savings Bank | 17 000 | - | - | - | 17 900 | - |
| **Kaliningrad** | | | | | | |
| - Savings Bank | 6 718 | - | - | - | - | - |
| - Vneshtorgbank | 7 766 | - | - | - | - | - |
| Morskoy KB | 2 000 | - | - | - | - | - |
| - Vnesheconombank (Foreign Economic Bank) | - | - | 25 738 | - | 7 154 | 17 383 |
| **Karelia** | | | | | | |
| - MCB Svyazbank, Petrozavodsk | 15 500 | - | - | - | 15 000 | - |
| Interregional CB of Communication and Information Science Development, Moscow | - | - | - | - | 5 000 | - |
| - Petrozavodsk branch of OJSC Industry and Construction Bank | 2 000 | - | - | - | 5 000 | - |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Murmansk** | | | | | | |
| - Savings Bank | 55 204 | - | - | - | 36 000 | - |
| - Menatep | 9 399 | - | - | - | - | - |
| . MSCB | 10 000 | - | - | - | 10 000 | - |
| - ACB Svyazbank | 7 500 | - | - | - | - | - |
| - Petrovsky Narodny Bank Credit | - | - | - | - | 64 000 | - |
| **Novgorod** | | | | | | |
| - Savings Bank | 22 962 | - | - | - | 29 882 | - |
| - Nova Lyublyanska Banka | 5 970 | - | - | - | - | - |
| **PTN** | | | | | | |
| - MACB Vozrozhdeniye | 30 000 | 30 000 | - | - | - | - |
| - CJSC Telecombank | 20 000 | 20 000 | - | - | - | - |
| **Cherepovets** | | | | | | |
| - Promenergobank OJSC | - | - | - | - | 14 000 | - |
| **Tied credits (taking into account the interest)** | **44 197** | - | **1 183 030** | **910 175** | - | **980 753** |
| **Vologda** | | | | | | |
| - OJSC RTK Leasing | - | - | - | - | - | 29 716 |
| **Karelia** | | | | | | |
| - Siemens AG | - | - | 105 469 | - | - | 128 334 |
| - Siemens LLC | - | - | 16 708 | - | - | 19 601 |
| - Irina LLC | - | - | - | - | - | 3 696 |
| - Kvant-Intercom CJSC | - | - | - | - | - | 4 693 |
| **Murmansk** | | | | | | |
| - Lucent Technologies | - | - | 55 714 | - | - | 61 567 |
| - Siemens | - | - | 82 617 | - | - | 132 490 |
| - Iskra Tel | - | - | 12 347 | - | - | 5 848 |
| **Novgorod** | | | | | | |
| - IskraTel | 21 337 | - | - | - | - | - |
| **PTN** | | | | | | |
| -Mitsui | - | - | 738 567 | 738 567 | - | 594 807 |
| - AOZT ELSIS | - | - | 171 608 | 171 608 | - | - |
| **Cherepovets** | | | | | | |
| - Alcatel Bell | 5 053 | - | - | - | - | - |

| | | | | | | |
|---|---|---|---|---|---|---|
| Belgium | | | | | | |
| - CJSC Alcatel | 17 807 | - | - | - | - | - |
| **Bonded loan** | - | - | - | - | **12 428** | **300 000** |
| **Directorate of NWT** | - | - | - | - | 12 428 | 300 000 |
| **Loans from companies of the Group** | **115 423** | **57 200** | - | - | **26 003** | **31 197** |
| **PTN** | | | | | | |
| - OJSC Svyazinvest. | 57 200 | 57 200 | - | - | 26 003 | 31 197 |
| **Vologda** | | | | | | |
| - OJSC Svyazinvest. | 29 213 | - | - | - | - | - |
| **Cherepovets** | | | | | | |
| - OJSC Svyazinvest. | 29 010 | - | - | - | - | - |
| **Issued notes** | - | - | **15 044** | - | - | **15 044** |
| **Arkhangelsk** | - | - | 15 044 | - | - | 15 044 |
| **Other borrowings** | - | - | **281 016** | **2 954** | **331 629** | **86 042** |
| **PTN** | | | | | | |
| OAO Lensvyaz | - | - | 2 954 | 2 954 | - | 2 954 |
| **Murmansk** | | | | | | |
| - Ministry of Finance | - | - | 16 804 | - | 11 842 | 10 862 |
| **Arkhangelsk** | | | | | | |
| - Mirny town administration | - | - | 163 | - | - | - |
| - Vnesheconombank (Foreign Economic Bank) | - | - | 257 518 | - | 319 787 | 72 226 |
| - Tax restructuring | - | - | 1 731 | - | - | - |
| - Agents debt | - | - | 1 847 | - | - | - |
| **Total credits and loans (except for tied credits)** | **372 707** | **107 200** | **321 798** | **2 954** | **579 006** | **449 666** |
| **Total tied credits** | **44 197** | - | **1 183 030** | **910 175** | - | **980 753** |
| **Total liabilities (line 610, line 590, f.1)** | **416 904** | **107 200** | **1 504 828** | **913 129** | **579 006** | **1 430 419** |

(* - taking into account affiliated organizations from 01.01.2002 till 31.12.2002

*The total amount of tied credits - 44,179 thousand roubles – is shown in line 621 of the balance sheet (Novgorod, Cherepovets)*

*Explanation of credits and loans:*

*Table No. 19.1*

| Supplier / creditor | Date of making agreement | Loan currency (roubles /US dollars/ etc.) | Principal amount of the loan (thousand roubles) | interest rate | Interest payment period (on a monthly basis, on a quarterly basis, annually) | Received in 2002 (thousand roubles) (* | Charged % (thousand roubles) (* | Repaid during the year (* | | Debt as of 31.12.02 | | Value of security as of 31.12.02 (thousand roubles) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | Principal amount of the debt (thousand roubles) | % (thousand roubles) | Principal amount (thousand roubles) | % (thousand roubles) | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 |
| **Vologda** | | | | | | | | | | | | |
| Savings Bank No 603 | 09.11.2001 | roubles | 17 000 | 18 | on a monthly basis | - | 878 | (17 000) | (878) | - | - | |
| Savings Bank No 788 | 23.04.2002 | roubles | - | 19 | on a monthly basis | 8 600 | 879 | (1 000) | (879) | 7 600 | - | 9 724 |
| Savings Bank No 789 | 23.04.2002 | roubles | - | 19 | on a monthly basis | 10 300 | 468 | - | (468) | 10 300 | - | 16 736 |
| OJSC Svyazinvest. | 01.01.2001 | roubles | 29 213 | fixed amount | as the debt is repaid | - | - | (25 000) | (4 213) | - | - | |
| RTK-Leasing Private Company No.204-101/02 | 21.06.2002 | roubles | | fixed amount | as the debt is repaid | 29 716 | - | - | - | 29 716 | - | |
| **PTN** | | | | | | | | | | | | |
| OAO Lensvyaz | 02.06.2001 | conven. unit | 2 954 | 0% | - | -- | - | - | - | 2 954 | - | |
| OJSC Svyazinvest. | 17.04.2001 | conven. unit | 57 200 | 0% | - | - | - | - | - | 57 200 | - | |
| Bonded loan | 06.03.2002 | roubles | 300 000 | 20-16% | on a quarterly basis | 300 000 | 27 386 | - | 14 958 | 300 000 | 12 427 | |
| Vozrozhdeniye Bank | 20.08.2001 | roubles | 30 000 | 20.00% | on a monthly basis | - | 1 003 | (30 000) | (1 003) | - | - | |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Telecombank | 21.12.2001 | roubles | 20 000 | 21.00% | on a monthly basis | - | 3 038 | (20 000) | (3 038) | - | - | |
| Mitsui | 1996 | US dollars | 738 567 | libor | on a monthly basis | - | 28 720 | (143 759) | (28 720) | 595 000 | - | |
| Elsis | 31.01.2001 | US dollars | 171 608 | 8.42% | annually | - | 9 077 | (171 608) | (9 077) | - | - | |
| **Cherepovets** | | | | | | | | | | | | |
| OJSC Svyazinvest. | 25.06.2002 | US dollars | 29 010 | without interest | - | - | - | (29 010) | - | - | - | |
| Alcatel Bell Belgium C 3414 | 02.12.1997 | Belgian francs | 5 053 | - | - | - | - | (5 053) | - | - | - | |
| CJSC Alcatel C3414S | 02.12.1997 | Belgian francs | 17 807 | - | - | - | 576 | (17 807) | (576) | - | - | |
| Promenergobank OJSC | 23.07.2002 | roubles | - | 22% | on a monthly basis | 16 000 | 593 | (6 000) | (593) | 10 000 | - | 15 681 |
| Promenergobank OJSC | 24.12.2002 | roubles | - | 18% | on a monthly basis | 4 000 | 10 | - | (10) | 4 000 | - | 5 706 |
| **Arkhangelsk** | | | | | | | | | | | | |
| Vneshekonombank Debt instrument No.57-1-1-27 | 21.03.1995 | Euro | 156 609 | Plafon-S | 1st April and 1st October | 33 209 | 49 054 | - | - | 165 899 | 72 973 | Guarantee of the Government |
| Vneshekonombank Debt instrument No.110-1-1-27 | 19.06.1996 | Euro | 67 277 | Plafon-S | 1st February and 1st August | 14 261 | 20 377 | - | - | 71 240 | 30 675 | Guarantee of the Government |
| Vneshekonombank Debt instrument No.149-1-1-27 | 02.12.1996 | Euro | 33 632 | Plafon-S | 2nd May and 3rd November | 7 715 | 9 880 | - | - | 38 539 | 12 687 | Guarantee of the Government |
| Mirny town administration | 20.04.1995 | roubles | 163 | without interest | | - | - | (163) | - | - | - | |
| Savings Bank | 30.08.2001 | roubles | 5 049 | - | on a monthly basis | - | 170 | (5 000) | (219) | - | - | |
| Savings Bank | 14.09.2001 | roubles | 10 054 | - | on a monthly basis | - | 688 | (10 000) | (742) | - | - | |
| Savings Bank | 24.09.2001 | roubles | 10 054 | - | on a monthly basis | - | 1 137 | (10 000) | (1 191) | - | - | |
| Savings Bank | 25.09.2001 | roubles | 10 054 | - | on a monthly basis | - | 1 214 | (10 000) | (1 269) | - | - | |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Savings Bank | 15.10.2001 | roubles | 10 054 | - | on a monthly basis | - | 1 313 | (10 000) | (1 367) | - | - | |
| Savings Bank | 29.10.2002 | roubles | - | - | on a monthly basis | 10 000 | 237 | (5 000) | (226) | 5 000 | 10 | 11 886 |
| Issued notes | 12.06.2001 | roubles | 15 044 | - | | - | - | - | - | 15 044 | - | |
| Tax restructuring | 03.02.2000 | roubles | 1 731 | - | | - | - | (1 731) | - | - | - | |
| Agents debt | 26.05.2000 | roubles | 1 847 | - | | - | - | (1 847) | - | - | - | |
| **Karelia** | | | | | | | | | | | | |
| Siemens AG | 01-06-12-95 of 06.12.95 | Euro | 41 748 | 7.5% | on a quarterly basis | 16 177 | 3 462 | (2 725) | (4 306) | 54 356 | - | 11 283 |
| Siemens AG | XX/011371 03 of 24.02.97 | Euro | 24 559 | 7.5% | on a quarterly basis | 6 482 | 2 036 | (1 568) | (2 660) | 28 849 | - | 6 200 |
| Siemens AG | 075-0401-07 of 24.02.98 | Euro | 27 927 | 7.5% | on a quarterly basis | 7 382 | 3 273 | (1 753) | (4 563) | 32 267 | - | 19 090 |
| Siemens AG | 075-0401-08 of 24.04.01 | Euro | 11 235 | 7.5% | on a quarterly basis | 3 078 | 815 | (1 527) | (738) | 12 767 | 95 | 10 265 |
| Siemens LLC | 075-0401-07 of 24.02.98 | Euro | 16 708 | 7.5% | on a quarterly basis | 9 351 | - | (6 458) | - | 19 601 | - | |
| Irina LLC | 09/12 of 22.12.01 | roubles | - | | on a quarterly basis | 3 696 | - | - | - | 3 696 | - | |
| Kvant-Intercom CJSC | 35/02 of 27.04.02 | roubles | - | | on a quarterly basis | 4 693 | - | - | - | 4 693 | - | |
| MCB Svyazbank | No. 01-35 of 25.06.01 | roubles | 4 000 | | on a monthly basis | - | 853 | - | (853) | 4 000 | - | 5 600 |
| MCB Svyazbank | No. 01-20 of 23.04.01 | roubles | 4 000 | | on a monthly basis | - | 635 | (4 000) | (635) | - | - | |
| MCB Svyazbank | No. 01-73 of 23.10.01 | roubles | 2 500 | | on a monthly basis | - | 575 | - | (575) | 2 500 | - | 3 702 |
| MCB Svyazbank | No. 01-83 of 26.11.01 | roubles | 2 500 | | on a monthly basis | - | 575 | - | (575) | 2 500 | - | 4 215 |
| MCB Svyazbank | No. 54 of 24.08.02 | roubles | 2 500 | | on a monthly basis | - | 550 | - | (550) | 2 500 | - | 7 600 |
| MCB Svyazbank | No. 02/89 of 17.10.02 | roubles | - | | on a monthly basis | 3 500 | 135 | - | (135) | 3 500 | - | 4 458 |
| OJSC Industry and Construction Bank | No. 125/01 of 27.07.01 | roubles | 2 000 | | on a monthly basis | - | 274 | (2 000) | (274) | - | - | |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| OJSC Industry and Construction Bank | No. 115/02 of 29.05.02 | roubles | - | | on a monthly basis | 5 000 | 646 | - | (646) | 5 000 | - | 6 600 |
| MKB of Communication and Inform., Moscow | No. 02-C/32 of 30.09.02 | roubles | - | | on a monthly basis | 3 700 | 196 | - | (196) | 3 700 | - | 4 189 |
| MKB of Communication and Inform., Moscow | No. 02-C/33 of 01.10.02 | roubles | - | | on a monthly basis | 1 300 | 68 | - | (68) | 1 300 | - | 1 524 |
| Novgorod | | | | | | | | | | | | |
| Iskratel, Slovenia | No. 500-03-01-1339 of 14.05.01. | US dollars, euro | 21 337 | - | none | 11 050 | - | (8 830) | - | 23 556 | - | |
| Novgorod Department of Savings Bank No. 8629 | No. 10059-kr of 09.08.2002 | roubles | - | 18% | on a monthly basis | 35 000 | 1 708 | (5 200) | (1 627) | 30 | - | 75423 (telecommunication equipment) |
| Novgorod Department of Savings Bank No. 8629 | No. 8168-kr of 10.08.01 | roubles | 20 000 | 18% | on a monthly basis | 15 000 | 2 426 | (35 000) | (2 426) | - | - | |
| Novgorod Department of Savings Bank No. 8629 | overdraft credit | roubles | 2 962 | 18% | on a monthly basis | 129 499 | 519 | (132 461) | (519) | - | - | |
| Nova Lyublyanska Banka | contract without No. of 16.07.98 | US dollars | 5 970 | LIBOR+3,25 | on a quarterly basis | 245 | 160 | (6 215) | (160) | - | - | |
| Murmansk | | | | | | | | | | | | |
| Lucent Technologies | 01.08.1997 | Euro | 55 714 | 6.6 | on a monthly basis | - | 85 476 | (75 509) | (4 113) | 61 567 | - | 61 567 |
| Siemens | 22.09.1997 | Euro | 11 411 | 6 | on a monthly basis | 2 771 | 429 | (7 072) | (429) | 7 110 | - | |
| Siemens | 30.04.1998 | Euro | 71 206 | 8 | on a monthly basis | 87 022 | 4 048 | (32 847) | (4 048) | 125 380 | - | |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Iskra Tel | 12.05.2000 | US dollars | 5 232 | - | on a monthly basis | - | 266 | (2 973) | (17) | 2 508 | - | |
| Iskra Tel | 01.06.2001 | US dollars | 7 115 | - | on a monthly basis | 247 | 379 | (4 157) | (242) | 3 341 | - | |
| Ministry of Finance | | roubles | 16 804 | - | on a quarterly basis | - | 17 048 | (8 637) | (2 510) | 17 252 | 5 452 | |
| - Savings Bank | | roubles | 55 204 | - | on a monthly basis | 235 130 | 7 630 | (254 334) | (7 630) | 36 000 | - | 55 020 |
| - Menatep | | roubles | 9 399 | - | on a monthly basis | 236 779 | 6 798 | (246 178) | (6 798) | - | - | 28 381 |
| MSCB | | roubles | 10 000 | - | on a monthly basis | 20 000 | 1 867 | (20 000) | (1 867) | 10 000 | - | 16 600 |
| - ACB Svyazbank | | roubles | 7 500 | - | on a monthly basis | 20 000 | 2 022 | (27 500) | (2 022) | - | - | |
| - Petrovsky Narodny Bank Credit | | roubles | - | - | on a monthly basis | 86 000 | 2 738 | (22 000) | (2 738) | 64 000 | - | 103 751 |
| Kaliningrad | | | | | | | | | | | | |
| Vneshtorgbank (Foreign Trading Bank) | 2001-2002 | roubles | 7 766 | 16 | on a monthly basis | 5 500 | 640 | (13 266) | (640) | - | - | |
| Savings Bank | 2201-2002 | roubles | 6 718 | 17 | on a monthly basis | 13 000 | 620 | (19 718) | (620) | - | - | |
| Morskoy KB | 2001-2002 | roubles | 2 000 | 25.5 | on a monthly basis | 13 500 | 238 | (15 500) | (238) | - | - | |
| Vnesheconombank (Foreign Economic Bank) | 1995-1997 | roubles | 25 738 | | on a monthly basis | - | 15 216 | (8 355) | (8 062) | 17 383 | 7 154 | Guarantee of the Government |

(* - taking into account affiliated organizations from 01.01.2002 till 31.12.2002

*The total amount of tied credits is shown in line 621 of the balance sheet (Novgorod, Cherepovets)*

On 6th March 2002 the Federal Commission for the Securities Market of Russia registered the issue of 300,000 coupon bonds with the face value of 1 (one) thousand roubles each. The Bonds have five coupons. The lengths of the first and second coupon periods are 91 days; the lengths of the third and fourth coupon periods are 182 days; the length of the fifth coupon period is 184 days. The interest rates under the coupons are as follows: 1st coupon -20 % per annum; 2nd coupon -19% per annum; 3rd coupon -18% per annum; 4th and 5th coupons -16% per annum. The Bonds are to be retired on the 9th of April 2004, i.e. 730 days from the day of their floatation.

On 2nd June 2000 the Company made a contract of loan with OJSC Lensvyaz, a Russian legal entity, for 105,000 conventional units for the period till 18th May 2005. No interest rate has been established under the contract of loan.

On 2nd June 2000 the Company made a contract of loan with OJSC Svyazinvest, a Russian legal entity, for 2,000,000 US dollars for the period till 19th February 2002. No interest rate has been established under the contract of loan.

Schedule of long-term loans and credits re-payment as of 31st December 2002:

Table No. 20

| Repayment period (year) | Amount, thousand roubles |
|---|---|
| 2003 | 358 935 |
| 2004 | 811 010 |
| 2005 | 123 466 |
| 2006 | 67 644 |
| 2007 | 32 174 |
| After 2007 | 37 190 |
| **Total long-term borrowed funds (line 590, f. 1)** | **1 430 419** |

## 8.11 Accounts Payable

### *8.11.1 Tax and Fee Debt*

Table No. 21 68,69)

| Types of payments to the budget and fees to the non-budgetary funds | Debt in respect of taxes and fees | | |
|---|---|---|---|
| | As of 1.01.2002 | | As of 31.12.2002 |
| | Total, taking into account indices of affiliated organizations | Base organization | |
| 1 | 2 | 3 | 4 |
| Settlements in respect of value added tax | 71 460 | 28 994 | 141 645 |
| Profit tax settlements | 42 324 | 29 545 | 27 109 |
| Property tax settlements | 38 680 | 25 108 | 41 109 |
| Settlements in respect of individuals' income tax | 10 252 | 969 | 10 168 |
| Settlements in respect of single tax on imputed earnings | 2 382 | - | 450 |
| Settlements in respect of sales tax | 16 502 | 9 785 | 23 191 |
| Settlements in respect of social | 25 579 | - | 27 819 |

| | | | |
|---|---|---|---|
| insurance and security | | | |
| Other | 7 766 | 5 854 | 3 521 |
| **TOTAL (line 625 + line 626, f. 1) :** | **214 945** | **100 255** | **275 012** |

### *8.11.2 Structure of Other Accounts Payable*

Table No. 22

| **Types of settlements** | **Total accounts payable** | | |
|---|---|---|---|
| | **As of 1.01.2002** | | **As of 31.12.2002** |
| | Total, taking into account indices of affiliated organizations | Base organization | |
| **1** | **2** | **3** | **4** |
| Settlements in respect of deferred taxes | 167 088 | 80 916 | 251 744 |
| Settlements in respect of R & D | 1 239 | - | 55 257 |
| Settlements with the personnel | 1 960 | - | 4 636 |
| Insurance settlements | 314 | 300 | 127 |
| Claim settlements | 126 | 124 | 532 |
| Settlements with attorneys (brokers, agents) | 4 580 | - | 2 711 |
| Other settlements with various creditors | 243 073 | 216 881 | 383 538 |
| **TOTAL (line. 628 of Form 1):** | **418 379** | **298 221** | **698 545** |

## 9. EXPLANATIONS TO THE PROFIT AND LOSS REPORT

### *9.1. Normal Operation Income*

Information on receipts from the sale of goods, products, jobs and services (less VAT, excise taxes and similar obligatory fees), prime cost of sold goods, products, jobs and services:

Table No. 23

| Structure of income from sale of services, goods and products | 2002 | | 2001 |
|---|---|---|---|
| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |
| 1 | 2 | 3 | 4 |
| Long-distance and international telephone communication | 2 454 692 | 4 408 255 | 3 837 087 |
| City and rural telephone communication | 2 963 773 | 4 679 126 | 3 385 911 |
| Radio communication, broadcasting, television and satellite communication | 3 475 | 18 401 | 15 754 |
| Wired radio | 22 067 | 133 685 | 116 740 |
| Wireless radio communication | 16 088 | 73 582 | 69 885 |
| Income from new telecommunication services | 133 963 | 270 533 | 143 967 |
| Other communication services | 85 208 | 194 584 | 204 905 |
| Income from other sales | 187 843 | 313 675 | 284 482 |
| **TOTAL (line. 010 of Form 2):** | **5 867 109** | **10 091 841** | **8 058 731** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

During the year 2002 the Company received the total amount of 10,091,841 thousand roubles as a result of fulfilling contracts within the normal operation income (including 4,224,732 thousand roubles received by the affiliated organizations before the date of re-organization). OJSC North-West

Telecom does not make any contracts providing for execution of obligations by non-monetary funds. However, in 2002 the amount of income received by non-monetary funds was 212,622 thousand roubles (or 2.11 %).

### *9.2. Normal Operation Expenses*

Structure of individual items of expenses:

Table No. 24

| Cost item | 2002 | | 2001 |
|---|---|---|---|
| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |
| 1 | 2 | 3 | 4 |
| Expenses for wages | 944 057 | 2 049 517 | 1 659 958 |
| Deductions for social needs | 334 830 | 711 632 | 592 312 |
| Depreciation of fixed assets | 418 462 | 784 721 | 687 680 |
| Material expenses | 253 203 | 534 886 | 518 419 |
| Expenses related to OJSC Rostelecom | 1 047 412 | 1 487 147 | 1 161 612 |
| Taxes included in prime cost | 69 130 | 115 262 | 85 628 |
| Deductions to the Research & Design Fund | 24 581 | 35 555 | 69 476 |
| Other expenses | 1 085 335 | 1 724 649 | 1 256 463 |
| **TOTAL (lines 020+030+040, f.2):** | **4 177 010** | **7 443 369** | **6 031 548** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

### *9.3. Operating Income and Expenses*

Structure of operating income:

Table No. 25

| **Index** | **2002** | **2001** |
|---|---|---|

| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Income from joint activities | - | - | - |
| Income from the sale and other withdrawal of fixed assets | 111 562 | 126 160 | 20 797 |
| Income from the sale and other withdrawal of other assets | 35 952 | 68 728 | 69 857 |
| Other operating income | 337 310 | 349 582 | 14 775 |
| **TOTAL (line. 090, f.2)** | **484 824** | **544 470** | **105 429** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

Line 90 of form 2 shows in other operating income, columns 2 and 3, the doubtful debt reserve restored in 2002 in the amount of 336,198 thousand roubles.

Structure of operating expenses:

Table No. 26

| **Index** | **2002** | | **2001** |
|---|---|---|---|
| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |
| 1 | 2 | 3 | 4 |
| Expenses related to holdings in other organizations | - | 46 | - |
| Expenses related to participation in joint activities | - | - | - |
| Expenses for the payment for services of crediting organizations | 53 193 | 68 481 | 31 166 |
| Insurance expenses | 7 | 38 | - |
| Expenses related to the sale and other withdrawal of assets | 140 305 | 199 521 | 54 483 |
| Doubtful debt reserves | 913 403 | 1 128 138 | - |
| Securities investment devaluation reserves | - | - | - |

| | | | |
|---|---|---|---|
| Expenses for taxes and fees | 143 591 | 196 094 | 216 924 |
| Other expenses | 28 136 | 33 224 | 100 062 |
| **TOTAL (line. 100 of Form 2):** | **1 278 635** | **1 625 542** | **402 635** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

### *9.4. Non-Sale Income and Expenses*

Structure of non-sale income:

Table No. 27

| **Index** | **2002** | | **2001** |
|---|---|---|---|
| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |
| 1 | 2 | 3 | 4 |
| Fines, penalties or forfeits for breaking contractual terms | 7 361 | 9 702 | 4 289 |
| Receipts for indemnification for loses inflicted | 617 | 2 352 | 3 289 |
| Profit of past years, revealed in the year under report | 19 775 | 21 821 | 48 976 |
| Exchange rate differences | 14 447 | 34 345 | 76 962 |
| Amount differences | 7 150 | 7 301 | 9 059 |
| Value of property revealed after stock-taking | 3 576 | 3 800 | 1 021 |
| Gratuitously obtained funds | 1 346 | 2 442 | 2 488 |
| Other non-sale income | 26 829 | 47 554 | 60 000 |
| **TOTAL (line. 120 of Form 1)** | **81 101** | **129 317** | **206 084** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

Structure of non-sale expenses:

Table No. 28

| **Index** | **2002** | **2001** |
|---|---|---|

| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Fines, penalties and forfeits | 54 587 | 54 796 | 10 993 |
| Indemnification for inflicted losses | 4 324 | 4 648 | 634 |
| Losses of past years, revealed in the year under report | 19 336 | 39 052 | 23 486 |
| Exchange rate differences | 98 132 | 210 561 | 149 633 |
| Amount differences | 5 774 | 25 054 | 18 695 |
| Value of property, the shortage of which was revealed in stock-taking | - | - | - |
| Writing off the accounts receivable with the expired limitation period | 108 657 | 110 311 | 63 036 |
| Writing off the accounts receivable with the expired limitation period and other debts unlikely to be exacted | 255 | 2 787 | 4 770 |
| Charity and sponsorship | 28 495 | 41 301 | 24 437 |
| Remuneration to the Board of Directors | 9 817 | 14 615 | 8 880 |
| Expenses related to the servicing of securities | 550 | 550 | - |
| Payments of material nature | 28 759 | 90 507 | 88 368 |
| Other | 151 355 | 244 397 | 247 937 |
| **TOTAL (line. 130 of Form 2):** | **510 041** | **838 579** | **640 869** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

### *9.5. Tax on Profit, and Other Similar Fees*

Table No. 29

| **Index** | **2002** | | **2001** |
|---|---|---|---|
| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |

| 1 | 2 | 3 | 4 |
|---|---|---|---|
| Profit tax *** | 172 779 | 295 231 | 499 337 |
| Penalties to the budget | 29 092 | 30 390 | 5 295 |
| Penalties to non-budgetary funds | 23 | 285 | 516 |
| Other | 2 400 | 2 400 | 929 |
| **Total (Line 150, Form 2)** | **204 294** | **328 306** | **506 077** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

*** Including: profit tax according to the base of the transition period

### *9.6. Extraordinary Income and Expenses*

Structure of extraordinary income:

Table No. 30

| **Index** | **2002** | | **2001** |
|---|---|---|---|
| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |
| 1 | 2 | 3 | 4 |
| Received insurance money | - | - | - |
| Value of stocks remaining after assets are written off | - | - | - |
| Other extraordinary income | - | - | - |
| **TOTAL (line. 170 of Form 2):** | - | - | - |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002
(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

Structure of extraordinary expenses:

Table No. 31

| **Index** | **2002** | | **2001** |
|---|---|---|---|
| | For the period under report (* | Taking into account affiliated organizations (** | Taking into account affiliated organizations (** |

| 1 | 2 | 3 | 4 |
|---|---|---|---|
| Cost of lost inventories | - | - | 3 |
| Losses from writing off fixed assets objects that have been disabled as a result of natural calamities | - | 8 | 1 193 |
| Other extraordinary expenses | - | - | - |
| **TOTAL (line. 180 of Form 2):** | - | **8** | **1 196** |

(* - Base organization for the period from 01.01.2002 to 31.12.2002 and affiliated organizations from the re-organization date to 31.12.2002

(** - Base and affiliated organizations for the years 2002 and 2001 respectively.

## 10. PROFIT PER SHARE

The base profit (loss) per share shall be determined as the ratio of the base profit (loss) for the year expiring on 31st December 2002 to the average weighted number of common shares circulating during the period under report.

The base profit (loss) for the year 2002 shall be determined in compliance with the Order of the Ministry of Finance of the Russian Federation dated 21.03.00 No. 29n by reducing (increasing) the profit (loss) of the period under report, remaining at the disposal of the organization after taxes and other obligatory fees to the budget and non-budgetary funds, by the amount of dividend under preferred shares, charged to their holders for the period under report. When the base profit (loss) of the period under report is calculated, the dividend under preferred shares, including that under cumulative shares, for previous reporting periods, that were paid or announced during the period under report, shall not be taken into account.

The base profit per share for the year 2002 is 0.63 roubles.

The amount of watered profit (loss) per share shows the maximum possible degree of profit reduction (loss increase) per common share of the stock company in case of converting all convertible securities of the stock company into common shares. When the watered profit (loss) per share is determined, the value of the base profit and the average weighted number of circulating common shares, used in the period under report for calculation of the base profit per share, shall be corrected by the respective amounts of the possible growth of the said values in connection with conversion of all convertible securities of the company into common shares.

As OJSC North-West Telecom has no instruments convertible into common shares, the watered profit parameter is not counted.

## 11. TERMINATION OF BUSINESS

In 2002 no areas of activities were terminated.

## 12. AFFILIATED PARTIES

*According to the Law of RF of 22nd March 1991 No. 948-I "On Competition and Restriction of Monopolistic Activities in Commodity Markets", "Affiliated parties are individuals and legal entities capable of influencing the activity of legal entities and/or individuals dealing with business". Operations with affiliated parties include, among other things, acquisition and sale of goods, jobs and services (including that under contracts providing for fulfillment of commitments in non-monetary funds); acquisition and sale of fixed assets and other assets; rent of property and leasing out property; transfer of research and design work results; financial transactions, including provision of loans, and holding interest in authorized capitals of other organizations; provision and receipt of guarantees and pledges; as well as other transactions.*

In the course of its financial and business activities, OJSC North-West Telecom made transactions with organizations that are affiliated parties. Besides the subsidiaries and affiliates listed in clause 7.3 "Financial Investment" of this Explanatory Note, the following individuals and legal entities are affiliated parties of the Company:

Table No. 32

| **Affiliated party** | **Nature of relations with the affiliated party *** | **Types of transactions with the affiliated party** | **Volume of transactions in 2002, thousand roubles** | **Accounts receivable (payable) as of 31.12.2002, thousand roubles **** | **Method of determining the price under transactions with the affiliated party** |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Vadim Yevgenyevich Belov | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Yury Alexandrovich Bilibin | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Oleg Anatolyevich Lebedinets | The person is a Member of the Board of Directors (Supervisory Board) of the | | | | |

| | | | | | |
|---|---|---|---|---|---|
| | joint-stock company | | | | |
| Dmitry Vladimirovich Levkovsky | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Anton Igorevich Osipchuk | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Irina Mikhailovna Ragozina | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Ivan Ivanovich Rodionov | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Sergey Vladimirovich Soldatenkov | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Valery Nikolayevich Yashin | The person is a Member of the Board of Directors (Supervisory Board) of the joint-stock company | | | | |
| Akulich, Vladimir Alexandrovich | The person is a member of the joint executive body of the | | | | |

| | | | | | |
|---|---|---|---|---|---|
| | stock company | | | | |
| Nikolay Gennadyevich Bredkov | The person is a member of the joint executive body of the stock company | | | | |
| Vladimir Nikolayevich Vorozheykin | The person is a member of the joint executive body of the stock company | | | | |
| Igor Nikolayevich Samylin | The person is a member of the joint executive body of the stock company | | | | |
| Maya Mikhailovna Semchenko | The person is a member of the joint executive body of the stock company | | | | |
| Grigory Borisovich Chernyak | The person is a member of the joint executive body of the stock company | | | | |
| Alexandr Abramovich Sysoyev | The party acts as the single executive body of the stock company | | | | |
| Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company | The party belongs to the group of parties, to which the stock company belongs 1. The party is entitled to control over | | | *-57 200* | |

| | | | | | |
|---|---|---|---|---|---|
| | 50 % of the Company's voting shares 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party | | | | |
| CJSC WestBalt Telecom | *The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party* | *Communication services*<br>*Indemnification for operating expenses*<br>*Electrical power of sub-subscriber* | *Income - 835*<br>*Income -35*<br>*Income -51* | *611* | *According to contract* |
| CJSC Vologda Cellular Communication | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Communication services*<br>*Roaming services*<br>*Lease* | *Income 114*<br>*Expenses - 25*<br>*Income -51*<br>*Expenses -377*<br>*Income -97* | *54*<br>*-2*<br>*1 5*<br>*-42*<br>*50* | *contractual, at rates approved by Agreement on National Roaming*<br>*According to contract* |
| CJSC Delta Telecom | The stock company is entitled to have at its disposal over 20 per cent of the total number of the | *Communication services*<br>*Rent of premises* | *Income - 32269*<br>*Expenses - 11499*<br>*Income -53* | *4999*<br>*-329*<br>*44* | *Rate*<br>*According to contract* |

| | | | | | |
|---|---|---|---|---|---|
| | votes granted by the shares (contributions, parts) making the authorized capital of the party | *income* | | | |
| CJSC Kaliningrad Mobile Networks | Ground: *The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party* | *Rent of premises income*<br>*Electrical power of sub-subscriber*<br>*Mail delivery services* | *Income -11*<br>*Income -6*<br>*Income –0.3* | *9* | *According to contract*<br>*According to contract*<br>*According to contract* |
| ZAO Kolatelecom | Ground: *The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party* | *communication services*<br>*Rent of premises* | *income -233 expenses – 398.0*<br>*income -123* | *953*<br>*111* | *Rate*<br>*According to contract* |
| CJSC Neva Kabel | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions | *Leasing out property*<br>*Communication services*<br>*Cable products supplies* | *Income -1552*<br>*Income -98*<br>*Expenses - 18930* | *130*<br>*2*<br>*-1444* | *According to contract*<br>*Rate*<br>*According to contract* |

| | | | | | |
|---|---|---|---|---|---|
| | , parts) making the authorized capital of the party | | | | |
| CJSC Novgorod Datacom | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *mutual provision of communication services*<br><br>*Rent of premises* | *Income -251*<br><br>*Expenses -543*<br><br>*Income 31* | *167*<br><br>*-302*<br><br>*32* | *Rate*<br><br>*According to contract* |
| CJSC Octagon Technologies | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | | | | |
| PJSC St. Petersburg Telecommunication Centre | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Training of specialists* | *Expenses -827* | *- 3* | *According to contract* |
| LLC AMT | The stock company is | *rent of premises* | *Income -150* | | *According to contract* |

| | | | | | |
|---|---|---|---|---|---|
| | entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | | | | |
| *LLC Arkhangelsk City Telephone Network* | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Rent of premises*<br>*Sale of assets*<br>*Contract of agency*<br>*Notes* | *Expenses - 3533* | *689*<br>*750*<br>*27*<br>*9000* | *According to contract*<br>*According to contract*<br>*According to contract*<br>*According to contract* |
| LLC Bona | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Contract of agency* | | *324* | *According to contract* |
| LLC Pagetelecom | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted | *Communication services*<br>*Security services* | *Income -39*<br>*Expenses 468* | *-50* | *Rate*<br>*According to contract* |

| | | | | | |
|---|---|---|---|---|---|
| | by the shares (contributions, parts) making the authorized capital of the party | | | | |
| OOO Polycomp | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Leasing out property* *Printed products* | *Income 143* *Expenses -1320* | | *According to contract* |
| LLC Centrum | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Representation expenses (catering services)* | *Expenses -16* | | *According to contract* |
| OJSC Tele-Nord | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Communication services* *Rent of premises* | *Income -679* *Expenses -342* *Income -159* | *393* *59* | *Rate* *According to contract* |

| | | | | | |
|---|---|---|---|---|---|
| ICJSC Medexpress | The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party | *Maintenance services*<br>*Communication services*<br>*Insurance expenses* | *Income -79*<br>*Income 291*<br>*Expenses - 22615* | 25<br>29<br>-717 | *According to contract*<br>*Rates*<br>*According to contract* |

*) type of control or considerable influence according to clause 6 of PBU 11/2000
**) accounts receivable: with "+", accounts payable: with "–".

## 13. STATE AID

During the year 2002, the following funds were allocated to the Company in the framework of state aid:

Table No. 34

| Type of state aid | Amount |
|---|---|
| 1 | 2 |
| Expenses for funding capital expenses related to the purchase, construction or other acquisition of non-circulating assets (fixed assets, etc.) | 150 |
| Funds for current expenditure financing | - |
| Budgetary credits | - |
| Other forms of state aid | - |
| **TOTAL** | **150** |

## 14. NON-GOVERNMENTAL PROVISION OF PENSIONS

In 1997-2002 the Company made an agreement with the non-governmental pension fund NPF *Telecom-Soyuz*. Under this Agreement the Company is obliged to pay fixed fees in the amount agreed upon by the parties annually.

The total amounts of non-governmental retirement insurance fees paid by the Company in the years 2002 and 2001 amounted to 83,490 thousand roubles (taking into account the affiliated organizations). The fees amount of 56,598 thousand roubles has been established for the year 2003.

## 15. EVENTS THAT TOOK PLACE AFTER 31st DECEMBER 2002 (PBU 7/98)

### *15.1 Amendments to Incorporation Documents*

On the basis of the resolution of the extraordinary general meeting of the shareholders of the Company, that took place on 28th November 2001, on increasing the authorized capital of the Company by 350,543 thousand roubles through floating 262,896,773 extra common registered nondocumentary shares with the face value of 1 rouble each and 87,646,542 extra preferred registered nondocumentary type A shares with the face value of 1 rouble each within the limit of the number of stated shares, and the decision taken by the Company's Board of Directors on 17th January 2003 on agreeing upon the increase in the Authorized Capital to 937,940 thousand roubles on the basis of the securities issues results reports registered by the Federal Commission for the Securities Market of Russia, on 28th January 2003 the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg introduced a respective entry to the Single State Register of Legal Entities on the State Registration of the amendments introduced to incorporation documents of legal entities. However, the change in the authorized capital was recognized an important event proving the availability, as of 31st December 2002, of the economic conditions, under which the organization was operating, and, in compliance with the requirements of the accounting rules PBU 7/98 "Events after the Reporting Date" this change was recorded in the enclosed accounts and reports as of the reporting date.

## 16. CONVENTIONAL FACTS OF BUSINESS ACTIVITIES (PBU 8/98)

### *16.1 Licenses*

The bulk of the Company's income has been received from transactions effected in compliance with the licenses for the provision of telecommunication services, issued by the Ministry of the Russian Federation for Communication and Informatization. The validity periods of the basic operating licenses and additional licenses expire in the period from October 2004 till March 2007. The management considers that there are no grounds preventing the available licenses from being prolonged or causing some of them to be suspended or cancelled.

### *16.2 Political Situation*

Changes in the political situation, legislation, tax and standard regulation influence the financial and business activities and profitability of the transactions of OJSC North-West Telecom in Russia. The nature and frequency of such changes and the related risks, which are, besides, normally not covered by any insurance, are unpredictable, like their influence on the future activity and profitability of the Company's transactions.

In spite of the fact that Russia's economy was assigned the market status at the start of the year 2002, it continues showing certain features characteristic of a transition period economy. These characteristics include a high inflation level, an insufficient liquidity in markets of capital, as well as currency control, which makes the national currency non-liquid outside the Russian Federation. Long-term measures taken by the government in the field of structural, legal and economic reform will significantly influence a long-run success and stability of Russia's economy.

### *16.3 Taxation*

At the moment, a number of taxes established at the federal and regional levels are applied in Russia: motor road user tax, sales tax, single social tax, other taxes, and social insurance and security fees.

The management of OJSC North-West Telecom considers that the tax liabilities are completely disclosed in the enclosed balance sheet. However, there remains a risk that tax authorities will have quite a different attitude in respect of the issues allowing ambiguous interpretation, which may significantly affect the financial standing of the Company.

### *16.4 Existing and Potential Risks*

OJSC Artelecom (hereinafter referred to as *Artelecom*) that has been affiliated with OJSC North-West Telecom since 1st November 2002, and OJSC AB Incombank (hereinafter referred to as *Incombank*) made an agreement of loan on 17th June 1998 (hereinafter referred to as the *controversial agreement of loan*), under which Incombank was to provide a loan to Artelecom in the amount of 3 641 thousand Deutsche Marks for the purchase of telecommunication equipment under the contract made between V/O Mashpriborintorg and the German company Alcatel SEL AG.

As a result of the crisis of 1998, bankruptcy procedures have been initiated against Incombank. In 2002 Incombank ceded the right of claim of the above debt in favour of NPK Zenith. The latter has actively worked to recover the debt. In connection with the controversial agreement of loan, OJSC North-West Telecom took part in 4 court cases. The total amount of presented and potential suits as of 31.12.2002 was 676.6 thousand euros, 52.1 million roubles and 78.0 million roubles (fines and penalties) respectively.

On 20th August 2002 the Court of Arbitration of the city of St. Petersburg awarded a recovery of 52 million roubles of damages from OJSC North-West Telecom. It is planned that the said amount will be remitted to NPK Zenith in April 2003, provided the latter abandons the presented and potential court actions. The said amount was charged as a liability of OJSC North-West Telecom in the balance sheet as of 31.12.2002.

After the above amount is remitted, the management of OJSC North-West Telecom does not expect that any other claims will be filed to the Company in connection with the said agreement of loan.

Besides, OJSC North-West Telecom participates in other court proceedings, the total amount of filed claims as of 31.12.2002 being about 5,900 thousand roubles.

### *16.5 Insurance*

The Company has had insured fixed production assets in a considerable degree, however, not all of them; no compensation is provided for losses in case of operation interruption or in case of liability to a third party for any proprietary or environmental damage inflicted by accidents or other incidents related to Company's property or its activities. Until the Company receives no proper insurance coverage, there is a risk that a loss or destruction of a part of the property may have a serious adverse effect on the activity and financial standing of OJSC North-West Telecom.

### *16.6. Policy in the Field of Industry Regulation*

The reform of Russia's telecommunication industry is going on. At the moment it is impossible to estimate the future direction and impact of such reforms on the Company's operation. Potential reforms in the rate policy may also have a significant effect on the activities of the Group. Taking into account the uncertainty existing in respect of the future policy in the field of industry regulation, the Company's management is not capable of evaluating the degree of the influence of possible changes in the industry regulation on the financial standing and on results of the operation of OJSC North-West Telecom.

| | | |
|---|---|---|
| Manager | ______________ | Alexandr Abramovich Sysoyev |
| Chief Accountant | ______________ | Maya Mikhailovna Semchenko |